United States
Securities and Exchange Commission

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the
Securities Exchange Act of 1934

For the month of

February, 2015

Vale S.A.

Avenida Graça Aranha, No. 26
20030-900 Rio de Janeiro, RJ, Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

(Check One) Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)

(Check One) Yes ☐ No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)

(Check One) Yes ☐ No ☒

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

(Check One) Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82-      .

Financial Statements

December 31, 2014

BR GAAP

Filed with the CVM, SEC and HKEx on

February 26, 2015

Vale S.A.

KPMG Auditores Independentes Av. Almirante Barroso, 52 - 4º 20031-000 - Rio de Janeiro, RJ - Brasil Caixa Postal 2888 20001-970 - Rio de Janeiro, RJ - Brasil	Central Tel 55 (21) 3515-9400 Fax 55 (21) 3515-9000 Internet www.kpmg.com.br

Independent auditor’s report on the financial statements

(A free translation of the original report in Portuguese as published in Brazil containing financial statement prepared in accordance with accounting practices adopted in Brazil and rules of the International Financial Reporting Standards - IFRS)

To

The Board of Directors and Stockholders of

Vale S.A.

Rio de Janeiro - RJ

1.           We have examined the accompanying individual and consolidated financial statements of Vale S.A. (“Company”), identified as Parent Company and Consolidated, respectively, which comprise the balance sheet as of December 31, 2014 and the respective statements of income, comprehensive income, changes in stockholders’ equity and cash flows for the year then ended, as well as a summary of significant accounting policies and other notes to the financial statements.

Management’s responsibility for the financial statements

2.           The Company’s management is responsible for the preparation and fair presentation of the individual financial statements in accordance with accounting practices adopted in Brazil and of the consolidated financial statements in accordance with International Financial Reporting Standards (IFRS), issued by the International Accounting Standards Board (IASB), and in accordance with accounting practices adopted in Brazil, as well as for the internal control as it considers necessary to enable the preparation of financial statements free of material misstatements, regardless of whether due to fraud or error.

Independent auditor’s responsibility

3.           Our responsibility is to express an opinion on these financial statements based on our audit, conducted in accordance with the Brazilian and International Standards on Auditing. These standards require compliance with ethical requirements by the auditor and that the audit is planned and performed for the purpose of obtaining reasonable assurance that the financial statements are free from material misstatement.

4.           An audit involves performing selected procedures to obtain evidence with respect to the amounts and disclosures presented in the financial statements. The procedures selected depend on the auditor’s judgment, and include the assessment of the risks of material misstatements of the financial statements, regardless of whether due to fraud or error. In the assessment of these risks, the auditor considers the relevant internal controls for the preparation and fair presentation of the Company’s financial statements, in order to plan audit procedures that are appropriate in the circumstances, but not for purposes of expressing an opinion on the effectiveness of the Company’s internal controls. An audit also includes evaluating the adequacy of the accounting practices used and the reasonableness of the accounting estimates made by management, as well as evaluating the overall presentation of the financial statements taken as a whole.

5.           We believe that the audit evidence obtained is sufficient and appropriate for expressing our opinion.

Opinion on the individual financial statements

6.           In our opinion, the aforementioned individual financial statements present fairly, in all material respects, the financial position of Vale S.A. as of December 31, 2014, and of its financial performance and its cash flows for the year then ended in accordance with accounting practices adopted in Brazil.

Opinion on the consolidated financial statements

7.           In our opinion, the aforementioned consolidated financial statements present fairly, in all material respects, the consolidated financial position of Vale S.A. and its subsidiaries as of December 31, 2014, its consolidated financial performance and its consolidated cash flows for the year then ended, in accordance with the International Financial Reporting Standards (IFRS) issued by the International Accounting Standards Board (IASB) and accounting practices adopted in Brazil.

Other matters

Previous year accounting information

8.           The individual and consolidated financial statements corresponding to the years ended December 31, 2013 and 2012 presented for comparison purposes, were previously audited by other independent auditors who issued reports dated February 26, 2014 and February 27, 2013, respectively, without any change.

Statements of added value

9.           We have also examined the individual and consolidated statements of added value for the year ended December 31, 2014, the presentation of which is required by Brazilian Corporation Law for public companies, which is the responsibility of the Company’s management, considered as supplementary information by IFRS, which does not require the presentation of the statements of added value. These statements were submitted to the same audit procedures described previously and, in our opinion, are presented adequately, in all material respects, in relation to the financial statements, taken as a whole.

Rio de Janeiro, February 25, 2015

/s/ KPMG Auditores Independentes

CRC SP-014428/O-6 F-RJ

/s/ Manuel Fernandes Rodrigues de Sousa

Accountant CRC-RJ-052428/O-2

Balance Sheet

In millions of Brazilian Reais

	Consolidated			Parent Company
	Notes	December 31, 2014	December 31, 2013	December 31, 2014	December 31, 2013
Assets
Current assets
Cash and cash equivalents	8	10,555	12,465	685	3,635
Financial investments		392	8	392	8
Derivative financial instruments	24	441	471	370	378
Accounts receivable	9	8,700	13,360	30,599	14,167
Related parties	31	1,537	611	2,227	1,684
Inventories	10	11,956	9,662	3,655	3,287
Prepaid income taxes		4,200	5,563	3,782	4,629
Recoverable taxes	11	4,515	3,698	2,687	2,295
Advances to suppliers		256	292	102	130
Others		1,524	2,151	1,067	898
		44,076	48,281	45,566	31,111

Non-current assets held for sale and discontinued operation	6	9,669	8,822	1,501	7,051
		53,745	57,103	47,067	38,162
Non-current assets
Related parties	31	93	253	902	864
Loans and financing agreements receivable		609	564	104	192
Judicial deposits	18	3,370	3,491	2,721	2,888
Recoverable income taxes		1,271	899	—	—
Deferred income taxes	20	10,560	10,596	6,430	7,418
Recoverable taxes	11	1,064	668	566	258
Derivative financial instruments	24	231	329	29	—
Deposit on incentive and reinvestment		180	447	151	418
Others		1,693	1,730	198	159
		19,071	18,977	11,101	12,197

Investments	12	10,978	8,397	118,628	123,370
Intangible assets, net	13	18,114	16,096	17,454	15,636
Property, plant and equipment, net	14	207,507	191,308	87,321	70,705
		255,670	234,778	234,504	221,908
Total		309,415	291,881	281,571	260,070

Balance Sheet

In millions of Brazilian Reais

(continued)

	Consolidated				Parent Company
	Notes		December 31, 2014	December 31, 2013	December 31, 2014	December 31, 2013
Liabilities
Current liabilities
Suppliers and contractors			11,566	8,837	6,818	3,640
Payroll and related charges			3,089	3,247	2,017	2,228
Derivative financial instruments	24		3,760	556	948	435
Loans and financing	16		3,768	4,158	2,853	3,181
Related parties	31		813	479	5,622	6,453
Income taxes settlement program	19		1,213	1,102	1,189	1,079
Taxes payable and royalties			1,461	766	376	356
Provision for income taxes			937	886	—	—
Employee postretirement obligations	21	(a)	177	227	66	52
Asset retirement obligations	17		361	225	89	90
Others			1,074	985	690	756
			28,219	21,468	20,668	18,270

Liabilities directly associated with non-current assets held for sale and discontinued operation	6		294	1,050	—	—
			28,513	22,518	20,668	18,270
Non-current liabilities
Derivative financial instruments	24		4,276	3,496	3,866	3,188
Loans and financing	16		72,749	64,819	38,542	32,896
Related parties	31		288	11	43,606	32,013
Employee postretirement obligations	21(a)		5,941	5,148	466	464
Provisions for litigation	18		3,405	2,989	2,448	2,008
Income taxes settlement program	19		15,572	15,243	15,254	14,930
Deferred income taxes	20		8,874	7,562	—	—
Asset retirement obligations	17		8,588	5,969	3,106	1,856
Participative stockholders’ debentures	30(c)		4,584	4,159	4,584	4,159
Redeemable noncontrolling interest			645	646	—	—
Gold stream transaction	29		3,516	3,250	—	—
Others			2,863	3,950	2,617	1,940
			131,301	117,242	114,489	93,454
Total liabilities			159,814	139,760	135,157	111,724

Stockholders’ equity	25
Preferred class A stock - 7,200,000,000 no-par-value shares authorized and 2,027,127,718 (2,108,579,618 in 2013) shares issued			47,421	29,475	47,421	29,475
Common stock - 3,600,000,000 no-par-value shares authorized and 3,217,188,402 (3,256,724,482 in 2013) shares issued			29,879	45,525	29,879	45,525
Treasury stock - 59,405,792 (140,857,692 in 2013) preferred and 31,535,402 (71,071,482 in 2013) common shares			(2,746)	(7,838)	(2,746)	(7,838)
Results from operations with noncontrolling stockholders			(970)	(840)	(970)	(840)
Results on conversion of shares			50	50	50	50
Unrealized fair value gain (losses)			(4,553)	(2,815)	(4,553)	(2,815)
Cumulative translation adjustments			24,248	15,527	24,248	15,527
Profit reserves			53,085	69,262	53,085	69,262
Total company stockholders’ equity			146,414	148,346	146,414	148,346
Noncontrolling stockholders interests	12		3,187	3,775	—	—
Total stockholders’ equity			149,601	152,121	146,414	148,346
Total liabilities and stockholders’ equity			309,415	291,881	281,571	260,070

The accompanying notes are an integral part of these financial statements.

Statement of Income

In millions of Brazilian Reais, except as otherwise stated

		Year ended as at December 31,
		Consolidated			Parent Company
	Notes	2014	2013	2012	2014	2013
Continuing operations
Net operating revenue	26	88,275	101,490	91,269	54,346	63,731
Cost of goods sold and services rendered	27(a)	(59,087)	(52,511)	(49,832)	(26,093)	(22,517)
Gross profit		29,188	48,979	41,437	28,253	41,214

Operating (expenses) income
Selling and administrative expenses	27(b)	(2,603)	(2,804)	(4,249)	(1,441)	(1,678)
Research and evaluation expenses		(1,738)	(1,745)	(2,886)	(1,017)	(1,009)
Pre operating and stoppage operation		(2,563)	(4,035)	(3,145)	(426)	(1,040)
Equity results from subsidiaries	12	—	—	—	(14,167)	(2,995)
Other operating expenses, net	27(c)	(2,560)	(2,157)	(3,981)	(1,996)	(1,012)
		(9,464)	(10,741)	(14,261)	(19,047)	(7,734)
Impairment of non-current assets	15	(2,713)	(5,390)	(8,211)	4,295	(427)
Loss on measurement or sale of non-current assets (i)	7	(441)	(508)	(1,036)	—	(484)
Operating income		16,570	32,340	17,929	13,501	32,569

Financial income	28	8,667	5,795	2,605	7,379	3,981
Financial expenses	28	(23,420)	(24,237)	(10,844)	(18,495)	(22,179)
Equity results from joint ventures and associates	12	1,141	999	1,241	1,141	999
Results on sale or disposal of investments from joint ventures and associates	7	(68)	98	—	(68)	33
Impairment of investment from joint ventures and associates	15	(71)	—	(4,002)	(71)	—
Net income before income taxes		2,819	14,995	6,929	3,387	15,403

Income taxes	20
Current tax		(2,352)	(17,368)	(4,939)	(1,344)	(16,367)
Deferred tax		(248)	2,119	7,534	(1,089)	1,079
		(2,600)	(15,249)	2,595	(2,433)	(15,288)
Net Income (loss) from continuing operations		219	(254)	9,524	954	115
Loss attributable to noncontrolling interests		(735)	(373)	(501)	—	—
Net income from continuing operations attributable to the Company’s stockholders		954	119	10,025	954	115

Discontinued operation
Loss from discontinued operations		—	(4)	(133)	—	—
Loss from discontinued operations attributable to the Company’s stockholders		—	(4)	(133)	—	—

Net income (loss)		219	(258)	9,391	954	115
Loss attributable to noncontrolling interests		(735)	(373)	(501)
Net income attributable to the Company’s stockholders		954	115	9,892

Earnings per share attributable to the Company’s stockholders:
Basic and diluted earnings per share:	25(e)
Preferred share (R$)		0.19	0.02	1.94	0.19	0.02
Common share (R$)		0.19	0.02	1.94	0.19	0.02

(i) Except for the loss of R$722 in 2012 related to the sale of coal assets.

The accompanying notes are an integral part of these financial statements.

Statement of Comprehensive Income

In millions of Brazilian Reais

	Year ended as at December 31,
	Consolidated			Parent Company
	2014	2013	2012	2014	2013
Net income (loss)	219	(258)	9,391	954	115
Other comprehensive income
Items that will not be reclassified subsequently to income
Retirement benefit obligations
Gross balance for the year	(661)	1,976	(1,814)	(261)	1,976
Effect of taxes	204	(614)	533	89	(614)
Equity results from entities, net taxes	4	—	—	(281)	—
	(453)	1,362	(1,281)	(453)	1,362
Total of items that will not be reclassified subsequently to income	(453)	1,362	(1,281)	(453)	1,362

Items that will be reclassified subsequently to income
Cumulative translation adjustments
Gross balance for the year	8,771	6,283	9,556	8,480	5,681
Transfer results realized to the net income	—	939	214	—	939
	8,771	7,222	9,770	8,480	6,620

Available-for-sale financial instruments
Gross balance for the year	(8)	368	(3)	—	—
Equity results from entities, net taxes	—	—	—	—	(2)
Transfer results realized to the net income	8	(370)	—	—	—
	—	(2)	(3)	—	(2)

Cash flow hedge
Gross balance for the year	(731)	(25)	(539)	—	—
Effect of taxes	(6)	24	(12)	—	—
Equity results from entities, net taxes	(4)	—	24	(1,044)	(106)
Transfer of realized results to income, net of taxes	(303)	(93)	285	—	12
	(1,044)	(94)	(242)	(1,044)	(94)
Total of items that will be reclassified subsequently to income	7,727	7,126	9,525	7,436	6,524
Total comprehensive income	7,493	8,230	17,635	7,937	8,001
Comprehensive income (loss) attributable to noncontrolling interests	(444)	229	(137)
Comprehensive income attributable to the Company’s stockholders	7,937	8,001	17,772

The accompanying notes are an integral part of these financial statements.

Statement of Changes in Stockholders’ Equity

In millions of Brazilian Reais

	Capital	Results on conversion of shares	Mandatorily convertible notes	Results from operation with noncontrolling stockholders	Profit reserves	Treasury stock	Unrealized fair value gain (losses)	Cumulative translation adjustments	Retained earnings	Total Company stockholder’s equity	Noncontrolling stockholders’ interests	Total stockholder’s equity
December 31, 2011	75,000	—	1,156	(71)	78,105	(9,917)	(1,407)	(546)	(143)	142,177	3,205	145,382
Net income	—	—	—	—	—	—	—	—	9,892	9,892	(501)	9,391
Other comprehensive income:
Retirement benefit obligations	—	—	—	—	—	—	(1,281)	—	—	(1,281)	—	(1,281)
Cash flow hedge	—	—	—	—	—	—	(242)	—	—	(242)	—	(242)
Available-for-sale financial instruments	—	—	—	—	—	—	(3)	—	—	(3)	—	(3)
Translation adjustments	—	—	—	—	—	—	(142)	9,548	—	9,406	364	9,770
Contribution and distribution to stockholders:
Acquisitions and disposal of noncontrolling stockholders	—	—	—	(769)	—	—	—	—	—	(769)	(111)	(880)
Capitalization of noncontrolling stockholders advances	—	—	—	—	—	—	—	—	—	—	84	84
Realization of reserves	—	—	—	—	(740)	—	—	—	740	—	—	—
Additional remuneration to notes	—	—	(128)	—	—	—	—	—	—	(128)	—	(128)
Result on conversion of shares	—	50	(1,028)	—	—	2,079	(1,101)	—	—	—	—	—
Redeemable noncontrolling stockholders’ interest	—	—	—	—	—	—	—	—	—	—	350	350
Dividends to noncontrolling stockholders	—	—	—	—	—	—	—	—	—	—	(146)	(146)
Dividends and interest on capital to Company’s stockholders	—	—	—	—	—	—	—	—	(9,388)	(9,388)	—	(9,388)
Appropriation to undistributed retained earnings	—	—	—	—	1,085	—	—	—	(1,085)	—	—	—
December 31, 2012	75,000	50	—	(840)	78,450	(7,838)	(4,176)	9,002	16	149,664	3,245	152,909
Net income	—	—	—	—	—	—	—	—	115	115	(373)	(258)
Other comprehensive income:
Retirement benefit obligations	—	—	—	—	—	—	1,362	—	—	1,362	—	1,362
Cash flow hedge	—	—	—	—	—	—	(94)	—	—	(94)	—	(94)
Available-for-sale financial instruments	—	—	—	—	—	—	(2)	—	—	(2)	—	(2)
Translation adjustments	—	—	—	—	—	—	95	6,525	—	6,620	602	7,222
Contribution and distribution to stockholders:
Capitalization of noncontrolling stockholders advances	—	—	—	—	—	—	—	—	—	—	166	166
Realization of reserves	—	—	—	—	(9,220)	—	—	—	9,220	—	—	—
Additional remuneration to notes	—	—	—	—	—	—	—	—	—	—	—	—
Result on conversion of shares	—	—	—	—	—	—	—	—	—	—	—	—
Redeemable noncontrolling stockholders’ interest	—	—	—	—	—	—	—	—	—	—	349	349
Dividends to noncontrolling stockholders	—	—	—	—	—	—	—	—	—	—	(214)	(214)
Dividends and interest on capital to Company’s stockholders	—	—	—	—	—	—	—	—	(9,319)	(9,319)	—	(9,319)
Appropriation to undistributed retained earnings	—	—	—	—	32	—	—	—	(32)	—	—	—
December 31, 2013	75,000	50	—	(840)	69,262	(7,838)	(2,815)	15,527	—	148,346	3,775	152,121
Net income	—	—	—	—	—	—	—	—	954	954	(735)	219
Other comprehensive income:
Retirement benefit obligations	—	—	—	—	—	—	(453)	—	—	(453)	—	(453)
Cash flow hedge	—	—	—	—	—	—	(1,044)	—	—	(1,044)	—	(1,044)
Translation adjustments	—	—	—	—	—	—	(241)	8,721	—	8,480	291	8,771
Contribution and distribution to stockholders:
Acquisitions and disposal of noncontrolling stockholders	—	—	—	(130)	—	—	—	—	—	(130)	(428)	(558)
Cancellation of treasury stock	—	—	—	—	(5,092)	5,092	—	—	—	—	—	—
Capitalization of noncontrolling stockholders advances	—	—	—	—	—	—	—	—	—	—	302	302
Capitalization of reserves	2,300	—	—	—	(2,300)	—	—	—	—	—	—	—
Realization of reserves	—	—	—	—	(8,994)	—	—	—	8,994	—	—	—
Dividends to noncontrolling stockholders	—	—	—	—	—	—	—	—	—	—	(18)	(18)
Dividends and interest on capital to Company’s stockholders	—	—	—	—	—	—	—	—	(9,739)	(9,739)	—	(9,739)
Appropriation to undistributed retained earnings	—	—	—	—	209	—	—	—	(209)	—	—	—
December 31, 2014	77,300	50	—	(970)	53,085	(2,746)	(4,553)	24,248	—	146,414	3,187	149,601

The accompanying notes are an integral part of these financial statements.

Statement of Cash Flow

In millions of Brazilian Reais

	Year ended as at December 31,
	Consolidated			Parent Company
	2014	2013	2012	2014	2013
Cash flow from continuing operating activities:
Net income (loss) from continuing operations	219	(254)	9,524	954	115
Adjustments to reconcile net income with cash from continuing operations
Equity results from entities	(1,141)	(999)	(1,241)	13,026	1,996
Loss on measurement or sales of non-current assets	441	508	1,036	—	484
Results on sale or disposals of investments from joint ventures and associates	68	(98)	—	68	(33)
Loss on disposal of property, plant and equipment	232	184	84	198	154
Impairment of non-current assets	2,784	5,390	12,213	(4,224)	427
Depreciation, amortization and depletion	10,108	8,953	8,129	3,649	2,801
Deferred income taxes	248	(2,119)	(7,534)	1,089	(1,079)
Foreign exchange and indexation, net	3,208	1,565	3,590	8,101	6,599
Unrealized derivative losses, net	2,903	1,616	1,236	1,169	1,781
Dividends and interest on capital received from subsidiaries	—	—	—	560	1,036
Participative stockholders’ debentures	665	780	212	665	780
Other	554	(138)	(35)	2,031	(22)
Decrease (increase) in assets:
Accounts receivable	5,296	932	3,781	(16,286)	7,672
Inventories	(1,661)	929	(1,264)	502	632
Recoverable taxes	(37)	(5,081)	531	156	(4,842)
Other	716	(396)	456	622	(287)
Increase (decrease) in liabilities:
Suppliers and contractors	2,301	(219)	(72)	3,167	(539)
Payroll and related charges	(230)	261	516	(213)	226
Taxes and contributions	154	1,459	(336)	18	99
Gold stream transaction	—	2,899	—	—	—
Income taxes - Settlement program	442	16,345	—	433	16,010
Other	522	(641)	1,317	(2,346)	(937)
Net cash provided by operating activities from continuing operations	27,792	31,876	32,143	13,339	33,073
Net cash provided by operating activities from discontinued operations	—	357	938	—	—
Net cash provided by operating activities	27,792	32,233	33,081	13,339	33,073

Cash flow from continuing investing activities:
Financial investments redeemed (invested)	(392)	498	(506)	(384)	36
Loans and advances received (granted)	781	(44)	646	730	(432)
Guarantees and deposits received (granted)	156	(324)	(269)	112	(566)
Additions to investments	(570)	(784)	(892)	(2,618)	(5,479)
Additions to property, plant and equipment and intangible assets	(26,346)	(28,549)	(31,070)	(16,714)	(15,244)
Dividends and interest on capital received from associates and joint ventures	1,302	1,836	932	1,142	1,514
Proceeds from disposal of assets and investments	2,709	4,699	1,989	2,709	233
Proceeds from gold stream transaction	—	1,161	—	—	—
Net cash used in investing activities from continuing operations	(22,360)	(21,507)	(29,170)	(15,023)	(19,938)
Net cash used in investing activities from discontinued operations	—	(1,643)	(923)	—	—
Net cash used in investing activities	(22,360)	(23,150)	(30,093)	(15,023)	(19,938)
Cash flow from continuing financing activities:
Loans and financing
Additions	5,947	7,267	17,879	16,523	8,198
Repayments	(4,678)	(7,480)	(3,160)	(8,058)	(9,067)
Repayments to stockholders:
Dividends and interest on capital paid to stockholders	(9,739)	(9,319)	(11,596)	(9,739)	(9,319)
Dividends and interest on capital attributed to noncontrolling interest	(164)	(46)	(90)	—	—
Transactions with noncontrolling stockholders	—	—	(793)	—	—
Net cash provided by (used in) financing activities from continuing operations	(8,634)	(9,578)	2,240	(1,274)	(10,188)
Net cash provided by financing activities from discontinued operations	—	182	—	—	—
Net cash provided by (used in) financing activities	(8,634)	(9,396)	2,240	(1,274)	(10,188)

Increase (decrease) in cash and cash equivalents	(3,202)	(313)	5,228	(2,958)	2,947
Cash and cash equivalents in the beginning of the year	12,465	11,918	6,593	3,635	688
Effect of exchange rate changes on cash and cash equivalents	1,292	860	97	—	—
Cash and cash equivalents from incorporated subsidiary	—	—	—	8	—
Cash and cash equivalents at end of the year	10,555	12,465	11,918	685	3,635
Cash paid during the year for (i):
Interest on loans and financing	(3,561)	(3,290)	(2,588)	(3,163)	(3,005)
Income taxes	(1,199)	(5,183)	(2,320)	(60)	(4,316)
Income taxes - Settlement program	(1,161)	(6,032)	—	(1,137)	(5,946)
Non-cash transactions:
Additions to property, plant and equipment - interest capitalization	1,387	519	684	738	24
Additions to property, plant and equipment - Cost of assets retirement obligations	2,217	445	622	973	306

(i) Amounts paid are classified as cash flows from operating activities

The accompanying notes are an integral part of these financial statements.

Statement of Added Value

In millions of Brazilian Reais

	Year ended as at December 31,
	Consolidated			Parent Company
	2014	2013	2012	2014	2013
Generation of added value from continued operations
Gross revenue
Revenue from products and services	89,911	103,026	92,935	55,198	64,869
Loss on measurement or sales of non-current assets	—	(508)	(1,036)	—	(484)
Other revenue	1,153	1,307	339	525	871
Revenue from the construction of own assets	27,733	20,792	29,673	17,453	10,667
Allowance for doubtful accounts	(34)	(22)	19	15	(4)
Less:
Acquisition of products	(3,800)	(3,329)	(2,718)	(1,071)	(1,041)
Material, service and maintenance	(42,133)	(35,050)	(45,405)	(26,684)	(17,873)
Oil and gas	(4,022)	(3,954)	(3,806)	(2,520)	(2,381)
Energy	(1,430)	(1,546)	(1,684)	(689)	(831)
Freight	(8,502)	(6,979)	(5,660)	—	—
Impairment of non-current assets (includes joint ventures and associates)	(2,784)	(5,390)	(12,213)	4,224	(427)
Other costs and expenses	(10,565)	(9,344)	(11,238)	(2,365)	(3,652)
Gross added value	45,527	59,003	39,206	44,086	49,714
Depreciation, amortization and depletion	(10,108)	(8,953)	(8,129)	(3,649)	(2,801)
Net added value	35,419	50,050	31,077	40,437	46,913

Received from third parties
Equity results from entities	1,141	999	1,241	(13,026)	(1,996)
Financial income	2,343	1,439	1,746	1,780	449
Monetary and exchange variation of assets	3,301	1,802	1,094	4,018	1,717
Total added value to be distributed from continued operations	42,204	54,290	35,158	33,209	47,083
Added value to be distributed from discontinued operations	—	611	848	—	—
Total added value to be distributed	42,204	54,901	36,006	33,209	47,083

Personnel	9,485	9,496	8,765	4,986	4,664
Taxes, rates and contribution	8,379	6,242	6,980	6,926	5,286
Current income tax	2,352	17,368	4,939	1,344	16,367
Deferred income tax	248	(2,119)	(7,534)	1,088	(1,079)
Financial expense (includes capitalized interest)	11,465	14,397	6,681	7,941	12,348
Monetary and exchange variation of liabilities	8,670	8,299	5,083	8,130	8,035
Other remunerations of third party funds	1,386	861	722	1,840	1,347
Dividends and interest attributed to Company’s stockholders	745	83	9,388	745	83
Net income from continued operations attributable to controlling interest	209	36	635	209	32
Net loss attributable to noncontrolling interest	(735)	(373)	(501)	—	—
Distribution of added value from continued operations	42,204	54,290	35,158	33,209	47,083
Distribution of added value from discontinued operations	—	611	848	—	—
Distribution of added value	42,204	54,901	36,006	33,209	47,083

The accompanying notes are an integral part of these financial statements.

Notes to Financial Statements

Expressed in millions of Brazilian Reais, unless otherwise stated

1.            Operational context

Vale S.A. (the “Parent Company”) is a public company headquartered at 26, Av. Graça Aranha, Rio de Janeiro, Brazil with securities traded on the stock exchanges of São Paulo (“BM&F BOVESPA”), New York (“NYSE”), Paris (“NYSE Euronext”) and Hong Kong (“HKEx”).

Vale S.A. and its direct and indirect subsidiaries (“Vale”, “Group” or “Company”) are principally engaged in the research, production and sale of iron ore and pellets, nickel, fertilizer, copper, coal, manganese, ferroalloys, cobalt, platinum group metals and precious metals. The Company also operates in the segments of energy and steel. The information by segment is presented in note 26.

The principal consolidated operating subsidiaries of the Company at December 31, 2014 were as follow:

Entities	% ownership	% voting capital	Location	Principal activity
Compañia Minera Miski Mayo S.A.C	40.00	51.00	Peru	Fertilizers
Mineração Corumbaense Reunida S.A.	100.00	100.00	Brazil	Iron ore and manganese
PT Vale Indonesia Tbk	59.20	59.20	Indonesia	Nickel
Salobo Metais S.A.	100.00	100.00	Brazil	Copper
Vale Australia Pty Ltd.	100.00	100.00	Australia	Coal
Vale Canada Limited	100.00	100.00	Canada	Nickel
Vale Fertilizantes S.A	100.00	100.00	Brazil	Fertilizers
Vale International Holdings GmbH	100.00	100.00	Austria	Holding and research
Vale International S.A	100.00	100.00	Switzerland	Trading
Vale Manganês S.A.	100.00	100.00	Brazil	Manganese and ferroalloys
Vale Moçambique S.A.	95.00	95.00	Mozambique	Coal
Vale Nouvelle-Calédonie S.A.S.	80.50	80.50	New Caledonia	Nickel
Vale Oman Pelletizing Company LLC	70.00	70.00	Oman	Pellet
Vale Shipping Holding Pte. Ltd.	100.00	100.00	Singapore	Logistics of iron ore

2.             Summary of the main accounting practices and accounting estimates

a)            Basis of presentation

The consolidated financial statements of the Company (“financial statements”) have been prepared in accordance with the International Financial Reporting Standards (“IFRS”) as issued by the Brazilian Accountant Pronouncements Committee (“CPC”) and approved by the Brazilian Securities Exchange Commission (“CVM”) and Brazilian Federal Accounting Council (“CFC”).

The individual financial statements of the Parent Company (“individual financial statements”) has been prepared in accordance with accounting practices adopted in Brazil issued by CPC and approved by CVM and CFC, and they are disclosed with the consolidated interim financial statements.

The financial statements have been prepared under the historical cost convention as adjusted to reflect: (i) the fair value of held for trading financial instruments measured at fair value through the statement of income or available-for-sale financial instruments measured at fair value through the statement of comprehensive income; and (ii) impairment of assets.

All numbers of the comparative financial statements of 2012 have been adjusted as a result of a change in accounting practices, disclosed in note 6 of the financial statements of 2013.

The Company evaluated subsequent events through February 25, 2015, which was the date the financial statement was approved by the Board of Directors.

b)            Functional currency and presentation currency

The financial statements of each of the Group’s entities are measured using the currency of the primary economic environment in which the entity operates (“functional currency”), which in the case of the Parent Company is the Brazilian Real (“BRL” or “R$”). For presentation purposes, these financial statements are presented in Brazilian Real.

Operations in other currencies are translated into the functional currency using the actual exchange rates in force on the respective transactions dates. The foreign exchange gains and losses resulting from the translation at the exchange rates in force at the end of the year are recognized in the statement of income as financial expense or financial income. The exceptions are transactions for which gains and losses are recognized in the statement of comprehensive income.

The statement of income and balance sheet of the Group’s entities whose functional currency is different from the presentation currency are translated into the presentation currency as follows: (i) assets, liabilities and stockholders’ equity (except components described in item (iii)) for each balance sheet presented are translated at the closing rate at the balance sheet date; (ii) income and expenses for each statement of income are translated at the average exchange rates, except for specific transactions that, considering their significance, are translated at the rate at the transaction date and; (iii) capital, capital reserves and treasury stock are translated at the rate at the date of each transaction. All resulting exchange differences are recognized in a separate component of the statement of comprehensive income as cumulative translation adjustment, and subsequently transferred to the statement of income when the operations are realized.

The exchange rates of the major currencies that impact the operations are:

	Exchange rates used for conversions in Brazilian Reais
	Closing rate as of			Average rate for the year ended
	2014	2013	2012	2014	2013	2012

US dollar (“US$”)	2.6562	2.3426	2.0435	2.3547	2.1605	1.9546
Canadian dollar (“CAD”)	2.2920	2.2031	2.0546	2.1308	2.0954	1.9558
Australian dollar (“AUD”)	2.1765	2.0941	2.1197	2.1205	2.0821	2.0233
Euro (“EUR” or “€”)	3.2270	3.2265	2.6954	3.1205	2.8716	2.5114

c)             Consolidation and investments

The financial statements reflect the balance of assets and liabilities and the transactions of the Parent Company and its direct and indirect controlled entities (“subsidiaries”), eliminating intercompany transactions. Subsidiaries over which control is achieved through other means, such as stockholders agreement, are also consolidated even if the Company does not own a majority of the voting capital.

For entities over which the Company has joint control (“joint ventures”) or significant influence, but not control (“associates”), the investments are measured using the equity method. In the individual financial statements, investments in subsidiaries are also measured using the equity method.

The accounting practices of subsidiaries, joint ventures and associated companies are set to ensure consistency with the policies adopted by the Parent Company. Transactions between consolidated companies, as well as balances, unrealized profits and losses on these transactions are eliminated. Unrealized gains on downstream or upstream transactions between the Company and its associates and joint ventures are eliminated fully or proportionately to the extent of the Company.

The Company compares the carrying values of its equity investments with reference to the publicly quoted market prices when available. If the quoted market price is lower than book value and this decline is considered other than temporary, the Company accounts an impairment of the equity investments to the level of the quoted market value.

For interests in joint arrangements operations (“joint operations”), the Company recognizes its share of assets, liabilities and transactions.

d)            Business combinations

When the Company acquires control over an entity, the identifiable assets acquired, the liabilities and contingent liabilities assumed and the noncontrolling stockholders’ interests recognized are measured initially at their fair values as at the acquisition date.

The excess of the consideration transferred plus the fair value of assets acquired and the liabilities assumed is recorded as goodwill, which is allocated to each cash-generating unit acquired.

e)             Noncontrolling stockholders’ interests

Investments held by investors in entities controlled by Vale are classified as noncontrolling stockholders’ interests. The Company treats transactions with noncontrolling stockholders’ interests as transactions with equity owners of the Group.

For purchases of noncontrolling stockholders’ interests, the difference between any consideration paid and the portion acquired of the carrying value of net assets of the subsidiary is recorded in stockholders’ equity. Gains or losses, on disposals of noncontrolling stockholders’ interest, are also recorded in stockholders’ equity.

When the Company ceases to hold control or significant influence, any retained interest in the entity is remeasured to its fair value, with the change in the carrying amount recognized in the statement of income. Any amounts previously recognized in Gain/ (loss) from operations with noncontrolling stockholders’ interests relating to that entity are accounted for as if the Group had directly sold the related assets or liabilities. This means that the amounts previously recognized in gain/(loss) from operations with noncontrolling stockholders’ interests are reclassified to the statement of income.

f)             Segment information and information by geographic area

The Company discloses information by business segment and assets by geographic unit, in accordance with the principles and concepts used by the chief operating decision makers in evaluating performance and allocating resources. The information is analyzed by operating segment as follows:

Bulk Material — Comprises (i) the production and extraction of ferrous minerals, as iron ore, pellets and its logistic services (railroads, ports and terminals), manganese, ferroalloys and others ferrous products and services; and (ii) the extraction of coal and its logistic services (railroads, ports and terminals).

Base metals — Includes the production and extraction of non-ferrous minerals, including nickel operations (co-products and by-products) and copper.

Fertilizers — Includes the production of the three major groups of nutrients: potash, phosphate and nitrogen.

Other — Comprises sales and expenses of other products, services and investments in joint ventures and associate in other businesses.

g)            Current and non-current assets or liabilities

The Company classifies assets and liabilities as current when the expectation to realize the assets or to settle the liabilities is twelve months from the end of the reporting period. Others assets and liabilities are classified as non-current.

h)            Cash equivalents and financial investments

The amounts recorded as cash and cash equivalents correspond to the amount available in cash, bank deposits and short-term investments that have immediate liquidity and original maturities within three months and insignificant risk of variation on its fair value. Other investments with maturities after three months are recognized at fair value through income and presented in financial investments.

i)             Accounts receivables

Account receivables are financial instruments classified in the category loan and receivables and represent the total amount due from sale of products and services rendered by the Company. The receivables are initially recognized at fair value and subsequently measured at amortized cost, net of impairment losses, when applicable.

j)             Inventories

Inventories are stated at the lower of the average cost of acquisition or production and the net realizable value. The inventory production cost is determined on the basis of variable and fixed costs, direct and indirect costs of production, using the average cost method. An allowance for losses on obsolete or slow-moving inventory is recognized.

Ore piles are counted as processed when the ore is extracted from the mine. The cost of the finished product is composed of depreciation and any direct cost required converting ore piles to finished products.

Inventory of maintenance supplies are measured at the lower of cost and net realizable value and, where applicable, an estimate of losses on obsolete or slow-moving inventory is recognized.

k)            Non-current assets and liabilities held for sale and discontinued operation

When the Company is committed to a sale plan of a set of assets and liabilities available for immediate disposal, these assets and liabilities are classified as non-current assets and liabilities held for sale. If this group of assets and liabilities represent a major line of business are classified as discontinued operations.

The non-current assets and liabilities held for sale and discontinued operations are recognized in current, separate from the other assets and liabilities being measured at the lower of carrying amount and fair value less costs to sell.

Discontinued operations transactions are presented separately from the balance of Company’s continuing operations in the statement of income, statement of comprehensive income and statement of cash flows.

l)             Stripping Costs

The cost associated with the removal of overburden and other waste materials (“stripping costs”) incurred during the development of mines, before production takes place, are capitalized as part of the depreciable cost of developing the mining property. These costs are subsequently amortized over the useful life of the mine.

Post-production stripping costs are included in the cost of inventory, except when a new project is developed to permit access to a significant body of ore. In such cases, the cost is capitalized as a non-current asset and is amortized during the extraction of the body of ore, over the useful life of the body of ore.

Stripping costs are measured at fixed and variable costs directly and indirectly attributable to its removal and, when applicable, net of any impairment losses measured in same basis adopted for the cash generating unit of which it is part.

m)           Intangible assets

Intangible assets are carried at the acquisition cost, less accumulated amortization and impairment losses, when applicable.

Intangible assets with finite useful lives are amortized over their effective use and are tested for impairment whenever there is an indication that the asset may be impaired. Assets with indefinite useful lives are not amortized and are tested for impairment at least annually.

The Company holds concessions to exploit railway assets over a certain period of time. Those assets are classified as intangible assets and amortized over the shorter of their useful lives and the concession term at the end of which they will be returned to the government.

Intangible assets acquired in a business combination are recognized separately from goodwill.

n)            Property, plant and equipment

Property, plant and equipment are evaluated at the cost of acquisition or construction, less accumulated amortization and impairment losses, when applicable.

The cost of mining assets developed internally are determined by direct and indirect costs attributed to building the mining and plant, financial charges incurred during the construction period, depreciation of other fixed assets used into building, estimated decommissioning and site restoration expenses and other capitalized expenditures occurred during the development phase (phase when the project demonstrates its economic benefit to the Company and the Company has ability and intention to complete the project).

The depletion of mineral assets is determined based on the ratio between production and total proven and probable mineral reserves. Property, plant and equipment are depreciated using the straight-line method based on the estimated useful lives, from the date on which the assets become available for their intended use, except for land which is not depreciated. Following are to estimated useful lives:

Property, plant and equipment	Useful lives
Buildings	between 15 and 50 years
Facilities	between 8 and 50 years
Equipment	between 3 and 33 years
Mineral properties	Unit of production
Others:
Locomotives	between 12.5 and 25 years
Wagon	between 33 and 44 years
Railway equipment	between 5 and 50 years
Ships	between 5 and 20 years
Others	between 2 and 50 years

The residual values and useful lives of assets are reviewed at the end of each fiscal year and adjusted if necessary.

Significant industrial maintenance costs, including spare parts, assembly services, and others, are recorded in property, plant and equipment and depreciated through the next programmed maintenance overhaul.

o)            Research and evaluation

i.              Exploration and evaluation expenditures

Expenditures on mining research are accounted for as operating expenses until the effective proof of economic feasibility and commercial operation of a given field can be demonstrated. From then on, the expenditures incurred are capitalized as mine development costs.

ii.            Expenditures on feasibility studies, new technologies and others research

The Company also conducts feasibility studies for many businesses which it operates including researching new technologies to optimize the mining process. After these costs are proven to generate future benefits to the Company, the expenditures incurred are capitalized.

p)            Impairment of assets

The Company assesses, at each reporting date whether there is evidence that the carrying amount of financial assets measured through amortized cost and long-live non-financial asset, should be impaired.

For financial assets measured through amortized cost, Vale compares the carrying amount with the expected cash flows of the asset, and when appropriate, the carrying value is adjusted to reflect the present value of future cash flows.

For long-lived non-financial assets (such as intangible or property plant and equipment), when impairment indication are identified, a test is conducted by comparing the recoverable value of these assets grouped at the lowest levels for which there are separately identifiable cash flows of the cash-generating unit (“CGU”) to which the asset belongs to their carrying amount. If the Company identifies the need for impairment, it is consistently applied to each asset’s cash-generating unit. The recoverable amount is the higher of value in use and fair value less costs to sell.

The Company determines its cash flows based on approved budgets, considering mineral reserves and mineral resources calculated by internal experts, costs and investments based on the best estimate of past performance and approved budgets, sale prices consistent with the projections used in reports published by industry considering the market price when available and appropriate. Cash flows used are designed based on the life of each cash-generating unit (consumption of reserve units in the case of minerals) and considering discount rates that reflect specific risks relating to the relevant assets in each cash-generating unit, depending on their composition and location.

For investments in affiliated companies with publicly traded stock, the Company assesses the recoverability of its assets when there is prolonged or significant decline in market value. The balance of their investments is compared in relation to the market value of the shares, when available. If the market value is less than the carrying value of investments, and the decrease is considered prolonged and significant, the Company performs the adjustment of the investment to the realizable value quoted in the market.

Regardless the indication of impairment of its carrying value, goodwill balances arising from business combinations, intangible assets with indefinite useful lives and land are tested for impairment at least once a year.

Non-current assets (excluding goodwill) which the Company recognized an impairment are reviewed whenever events or changes in circumstances indicate that the impairment may no longer be applicable. In such cases, an impairment reversal will be recognized.

q)            Suppliers and contractors

Accounts payable to suppliers and contractors are obligations to pay for goods and services that were acquired in the ordinary course of business. They are initially recognized at fair value and subsequently measured at amortized cost using the effective interest rate method.

r)             Loans and financing

Loans and financing are initially measured at fair value, net of transaction costs incurred and are subsequently carried at amortized cost and updated using the effective interest rate method. Any difference between the proceeds (net of transaction costs) and the redemption value is recognized in the statement of income over the period of the loan, using the effective interest rate method. The fees paid in obtaining the loan are recognized as transaction costs.

Compound financial instruments include financial liability (debt) components and stockholders’ equity. The liability component instrument is initially recognized at fair value that is determined using discounted cash flow, considering the interest rate market for a non-convertible debt instrument with similar characteristics (period, value, credit risk). After initial recognition, the liability component of a compound financial instrument is measured at amortized cost using the effective interest rate method. The stockholders’ equity component is recognized as the difference between the total values received by the Company from the issue of the securities, and the initially recognized amount of the liability component. Following initial recognition, the equity component of a compound financial instrument is not remeasured until its conversion.

s)             Leases

The Company classifies its contracts as finance leases or operating leases based on the substance of the contract as to whether it is linked to the transfer of substantially all risks and benefits of the assets ownership to the Company during their useful life.

For finance leases, the lower of the fair value of the leased asset and the present value of minimum lease payments is recorded in tangible fixed assets and the corresponding obligation recorded in liabilities. For operating leases, payments are recognized on a straight line basis during the term of the contract as a cost or expense in the statement of income.

t)             Provision

Provisions are recognized only when there is a present obligation (legal or constructive) resulting from a past event, and it is probable that the settlement of this obligation will result in an outflow of resources, and the amount of the obligation can be reasonably estimated. Provisions are reviewed and adjusted to reflect the current best estimate at the end of each reporting period. Provisions are measured at the present value of the expenditure expected to be required to settle an obligation using a pre-tax rate, which reflects current market assessments of the time value of money and the risks specific to the obligation. The increase in the obligation due to the passage of time is recognized as interest expense.

i.              Provision for asset retirement obligations

The provision made by the Company refers to costs related to mine closure and reclamation, with the completion of mining activities and decommissioning of assets related to mine. When the provision is recognized, the corresponding cost is capitalized as part of property plant and equipment and is depreciated on the same basis over the related asset and recorded in the statement of income.

The long-term liability is subsequently measured using a long-term discount rate and recorded in the statement of income, as a financial expenses until the Company makes payments related to mine closure and decommissioning of assets mining.

ii.            Provision for litigation

The provision refers to litigation and fines incurred by the Company. A provision is recognized when the obligation is considered probable and can be measured. The accounting counterpart for the obligation is an expense in statement of income. This obligation is updated according to the evolution of the judicial process or interest incurred and can be reversed if the estimate of loss is not considered probable or settled when the obligation is paid.

u)            Employee benefits

i.              Current benefits — wages, vacations and related taxes

Payments of benefits such as wages, vacation past due or accrued vacation, as well the related social security taxes over those benefits, are recognized monthly in income, on an accruals basis.

ii.            Current benefits — profit sharing program

The Company has a profit sharing program based on the performance goals achievement of the Company and its employees. The Company recognizes the provision based on the recurring measurement of the compliance with goals and results, using the accrual basis and recognition of present obligation arising from past events in the estimated outflow of resources in the future. The counter entry of the provision is recorded as cost of goods sold and services rendered or operating expenses in accordance with the activity of each employee.

iii.           Non-current benefits — long-term incentive programs

The Company has established a procedure for awarding certain eligible executives (Matching Plan and Long-Term Incentive Plan - ILP) with the goal of encouraging employee retention and optimum performance. The Matching Plan establishes that these executives eligible for the plan are entitled to a specific number of preferred class A stocks of the Company, and shall be entitled at the end of three years to a cash sum corresponding to the market value of the shares lot initially linked by the executives, provided that they are under the ownership of executives throughout the entirety of the period. As well as matching, the ILP provides at the end of three years the payment in the amount equivalent to a certain number of shares based on the assessment of the executives’ performance and the Company’s results in relation to a group of companies of similar size (per group). Plan liabilities are measured at each reporting date, at their fair values, based on market prices. Obligations are measured at each reporting date, at fair values based on market prices. The compensation costs incurred are recognized in income during the vesting period as defined.

iv.           Non-current benefits — pension costs and other post-retirement benefits

The Company has several retirement plans for its employees.

For defined contribution plans, the Company’s obligations are limited to a monthly contribution linked to a pre-defined percentage of the remuneration of employees enrolled in to these plans.

For defined benefit plans, actuarial calculations are periodically obtained for liabilities determined in accordance with the Projected Unit Credit Method in order to estimate the Company’s obligation. The liability recognized in the balance sheet represents the present value of the defined benefit obligation as of that date, less the fair value of plan assets. The Company recognized in the statement of income the costs of services, the interest expense of the obligations and the interest income of the plan assets. The remeasurement of gains and losses, return on plan assets (excluding the amount of interest on return of assets, which is recognized in income for the year) and changes in the effect of the ceiling of the active and onerous liabilities are recognized in comprehensive income for the year.

For plans presenting a surplus, the Company does not recognize any assets or benefits in the balance sheet or statement of income until such time as the use of this surplus is clearly defined. For plans presenting a deficit, the Company recognizes actuarial liabilities and results arising from the actuarial valuation.

v)            Derivative financial instruments and hedge operations

The Company uses derivative instruments to manage its financial risks as a way of hedging against these risks. The Company does not use derivative instruments for speculative purposes. Derivative financial instruments are recognized as assets or liabilities in the balance sheet and are measured at their fair values. Changes in the fair values of derivatives are recorded in each year as gains or losses in the statements of income or in stockholders’ equity when the transaction is eligible to be characterized as an effective cash flow hedge.

On the beginning of the hedge operations, the Company documents the relationship between hedging instruments and hedged items with the objective of risk management and strategy for carrying out hedging operations. The Company also documents, both initially and on a continuously basis, that its assessment of whether the derivatives used in hedging transactions are highly effective.

The effective components of changes in the fair values of derivative financial instruments designated as cash flow hedges are recorded as unrealized fair value gain/(losses) and recognized in stockholders’ equity; and their non-effective components recorded in income. The amounts recorded in the statement of comprehensive income, will only be transferred to statement of income (costs, operating expenses or financial expenses) when the hedged item is actually realized.

w)            Financial instrument classification

The Company classifies its financial instruments in accordance with the purpose for which they were acquired, and determines the classification and initial recognition according to the following categories:

i.              Financial assets

Measured at fair value through the statement of income — Financial assets held for trading acquired for the purpose of selling in the short-term. These instruments are measured at fair value, except for derivative financial instruments not classified as hedge accounting, considering the inclusion of the credit risk of counterparties on the calculation of the instruments.

Loans and receivables — Non-derivative financial instruments with fixed or defined payments, which are not quoted in an active market, are initially measured at fair value and subsequently at amortized cost using the effective interest method.

Held to maturity — Non-derivative financial assets with fixed or determinable payments and fixed maturities for which the Company has the intent and ability to hold them to maturity, are initially measured at fair value and subsequently at amortized cost.

Available for sale — Non-derivative financial assets not classified in another category of financial instrument. Financial instruments in this category are measured at fair value, with changes in fair value until the moment of realization then recorded in statement of comprehensive income. On realization of the financial asset, its fair value is reclassified to statement of income.

ii.            Financial liabilities

Measured at fair value through the statement of income — Financial liabilities with the purpose of trading (repurchase) or which are initially measured at fair value by the Company, being irreversibly this method of classification.

Measured at amortized cost — Non-derivative financial liabilities with fixed and determinable payments and fixed maturities, which were not classified as measured at fair value through the statement of income.

x)            Capital

The Company periodically repurchases its shares to hold in treasury for future sale or cancellation. These shares are recorded in a specific account as a reduction of stockholders´ equity at their acquisition value and carried at cost. These programs are approved by the Board of Directors with a determined terms and numbers of type of shares.

Incremental costs directly attributable to the issue of new shares or options are recognized in stockholders’ equity as a deduction from the amount raised, net of taxes.

y)            Government grants and support

Government grants and support are accounted for when Company has reasonably complied with conditions set by the government in relation to the grants. The Company recognizes the grants in the statement of income, as a reduction in tax expense, according to the nature of the item, and classified through retained earnings in stockholders’ equity during allocation of net income.

z)             Revenue recognition

Revenue is recognized when Vale transfers to its customers all of the significant risks and rewards of ownership of the product sold or when services are rendered. Net revenue excludes any applicable sales taxes and is recognized at the fair value of the consideration received or receivable to the extent that it is probable that economic benefits will flow to Vale and the revenues and costs can be reliably measured.

Depending on the contract, sales can be recognized when the product is available at the loading port, loaded on the ship or delivered to the destination. Service revenues are recognized in the amount by which the services are rendered and accepted by the customer.

In some cases the sale price is determined on a provisional basis at the date of sale and the final selling price is subject to escalation clauses through date of final pricing. Revenue from the sale of provisionally priced products is recognized when the risks and rewards of ownership are transferred to the customer and the revenue can be measured reliably. At this date, the amount of revenue to be recognized is estimated based on the forward price of the product sold.

Amounts billed to customers for shipping related to products sold by the Company are recognized as revenue when the Company is responsible for shipping. Shipping costs are recognized as operating costs.

aa)          Current and deferred income taxes

Income taxes are recognized in the statement of income, except for items recognized directly in stockholders’ equity, in which the tax is also recognized in stockholder’s equity.

The provision for income tax is calculated individually for each entity in the Group based on tax rates and tax rules in force in the location of the entity. The recognition of deferred taxes are based on temporary differences between carrying value and the tax basis of assets and liabilities as well as taxes losses carry forwards. The deferred income taxes assets and liabilities are offset when there is a legally enforceable right to offset current tax assets against fiscal current liabilities and when the deferred income taxes assets and liabilities are related to income taxes recorded by the same taxation authority on the same taxable entity.

bb)          Basic and diluted earnings per share

Basic earnings per share are calculated by dividing the income attributable to the stockholders of the Company, after accounting for the remuneration to the holders of equity securities, by the weighted average number of shares outstanding (total shares less treasury shares).

Diluted earnings per share are calculated by adjusting the weighted average number of shares outstanding for the conversion of all dilutive potential shares. The Company does not have mandatory convertible securities that could result in the dilution of the earning per share.

cc)           Stockholder´s remuneration

The stockholder’s remuneration is paid on dividends and interest on capital. This remuneration is recognized as a liability in the financial statements of the Company based on bylaws. Any amount above the minimum compulsory remuneration approved by the bylaws shall only be recognized in current liabilities on the date that is approved by stockholders.

The Company is permitted to distribute interest attributable to stockholders’ equity. The calculation is based on the stockholders’ equity amounts as stated in the statutory accounting records and the interest rate applied may not exceed the Brazilian Government Long-term Interest Rate (“TJLP”) determined by the Central Bank of Brazil. Also, such interest may not exceed 50% of net income for the year or 50% of retained earnings plus profit reserves as determined by Brazilian corporate law.

The benefit to the Company, as opposed to making a dividend payment, is a reduction in the income tax burden because this interest charge is tax deductible in Brazil. Income tax of 15% is withheld on behalf of the stockholders relative to the interest distribution. Under Brazilian law, interest attributed to stockholders’ equity is considered as part of the annual minimum mandatory dividend (note 25-f). This notional interest distribution is treated for accounting purposes as a deduction from stockholders’ equity in a manner similar to a dividend and the tax credit recorded in income.

dd)          Statements of Added Value

The Company prepares its consolidated and parent company statements of added value in accordance with the accounting practices adopted in Brazil applicable to public companies which are submitted as part of the financial statements in accordance with Brazilian accounting practices. For IFRS purposes, this statement is presented as additional information, without prejudice to the set of financial statements.

3.             Critical accounting estimates and judgment

The preparation of financial statements requires the use of certain critical accounting estimates and also the exercise of judgment by the management of the Company.

These estimates are based on the best knowledge and information existing on the balance sheet date. Changes in facts and circumstances may lead to the revision of these estimates. Actual future results may differ from the estimates.

The significant estimates and assumptions used by Company in these financial statements are as follow:

a)            Mineral reserves and mine useful life

The estimates of proven and probable reserves are regularly evaluated and updated. These reserves are determined using generally accepted geological estimates. The calculation of reserves requires the Company to take positions on expected future conditions that are uncertain, including future ore prices, exchange rates, inflation rates, mining technology, availability of permits and production costs. Changes in some of these assumptions could have a significant impact on the proven and probable reserves of the Company.

The estimated volume of mineral reserves is used as basis for the calculation of depletion of the mines, and also for the estimated useful life which is a major factor to quantify the provision for asset retirement obligation and environmental recovery of mines. Any changes to the estimates of the volume of mine reserves and the useful lives of assets may have a significant impact on the depreciation, depletion and amortization charges included in cost of goods sold. Changes in the estimated useful life of the mine have a significant impact on the estimates of environmental provision and impairment analysis.

b)            Asset retirement obligation

The Company recognizes an obligation under the fair value for asset retirement obligations in the period in which they occur, as note 2t-i. The Company considers the accounting estimates related to closure costs of a mine as a critical accounting policy because they involve significant values for the provision and are estimated using several assumptions, such as interest rate, inflation, useful life of the asset considering the current state of closure and the projected date of depletion of each mine. The estimates are reviewed annually.

c)             Impairment

The Company tests impairment of tangible (whether there is evidence of impairment) and intangible (annually) assets segregated by cash-generating units, using discounted cash flow model that depends on several estimates, which are influenced by market conditions prevailing at the time the impairment test is performed.

d)            Litigation losses

Provisions are recorded when the possibility of loss relating to legal proceedings or contingent liabilities is considered probable by the Company’s legal department and its legal advisors.

The provisions are recorded when the amount of loss can be reasonably estimated. By their nature, litigations will be resolved when one or more future event occurs or fails to occur. Typically, the occurrence or not of such events is outside the Company’s control. Legal uncertainties involve the exercise of significant estimates and judgments of management regarding the results of future events.

e)             Post-retirement benefits for employees

The amount recognized and disclosed depend on a number of factors that are determined based on actuarial calculations using various assumptions in order to determine costs and, liabilities. One of these assumptions is selection and use of the discount rate. Any changes to these assumptions will affect the amount recognized.

At the end of each year the Company and external actuaries reviews the assumptions that should be used for the following year. These assumptions are used in determining the fair values of assets and liabilities, costs and expenses and to the future values of estimated cash outflows, which are recorded in the plan obligations.

f)                                       Fair values of derivatives and others financial instruments

The fair values of financial instruments that are not traded in active markets are determined using valuation techniques. Vale uses its own judgment to choose between the various methods and assumptions are based on the market conditions, at the end of the year.

An analysis of the impact if actual results are different from management’s estimates is present on note 24 (sensibility analysis).

g)                                     Deferred income taxes

The Company recognizes the effects of deferred taxes arising from tax losses and temporary differences and derecognizes when believes that tax credits recoverable are not probable. Deferred tax liabilities are fully recognized.

The determination of the recognition of income tax or deferred income tax, assets and liabilities, and any derecognition of tax credits requires the use of estimates. For each tax asset, the Company assesses the probability that some or all of the tax assets may not be recoverable. The impairment recorded in relation to the accumulated tax losses depends on the assessment of the probability of the generation of future taxable profits based on production and sales planning, commodity prices, operational costs, restructuring plans, reclamation costs and planned capital costs.

4.                                      Accounting standards issued but not yet effective

The standards and interpretations those are issued, but not yet effective, up to the date of issuance of the Company’s financial statements are disclosed below. The Company intends to adopt these standards, if applicable, when they become effective, provided that issued, on the Brasil, by CPC and approved by CVM and CFC.

Sale or contribution of assets between an investor and its associate or joint venture — In September 2014 the IASB issued narrow-scope amendments to IFRS 10 Consolidated Financial Statements and IAS 28 Investments in Associates and Joint Ventures (2011). The amendments address an acknowledged inconsistency between the requirements in IFRS 10 and those in IAS 28 (2011), in dealing with the sale or contribution of assets between an investor and its associate or joint venture. The main consequence of the amendments is that a full gain or loss is recognized when a transaction involves a business (whether it is housed in a subsidiary or not). A partial gain or loss is recognized when a transaction involves assets that do not constitute a business, even if these assets are housed in a subsidiary. The adoption of the amendment will be required from January 1, 2016 and the Company is analyzing potential impacts regarding this update on the financial statements.

Equity method in separate financial statements — In August 2014 the IASB issued an amendment to IAS 27, which allows an entity to use the equity method to account for investments in subsidiaries, joint ventures and associates in their separate financial statements. The IASB clarifies that the changes will help some jurisdictions to register in their separate IFRS financial statements, reducing compliance costs without reducing the information available to investors. The adoption will be required for annual periods beginning from January 1, 2016 with retrospective application. The Group already uses in its individual financial statements the equity method of accounting to record investments in subsidiaries, joint ventures and associates.

IFRS 9 Financial instruments - In July 2014 the IASB issued IFRS 9 — Financial instruments, sets out the requirements for recognizing and measuring financial assets, financial liabilities and some contracts to buy or sell non-financial items. This Standard replaces IAS 39 Financial Instruments: Recognition and Measurement. The adoption will be required from January 1, 2018 and the Company is currently analyzing potential impacts regarding this pronouncement on the financial statements.

Accounting for acquisitions of interests in joint operations — In May 2014 the IASB issued an amendment to IFRS 11 - Joint Arrangements, to provide guidance on the accounting for acquisitions of interests in joint operations in which the activity constitutes a business. The adoption of the amendment will be required from January 1, 2016 and the Company is analyzing potential impacts regarding this update on the financial statements.

Clarification of acceptable methods of depreciation and amortization — In May 2014 the IASB issued an amendment to IAS 16 - Property, Plant and Equipment and IAS 38 - Intangible Assets, established the pattern of consumption of an asset´s expected future economic benefits as acceptable methods of depreciation and amortization of assets. The IASB clarifies that the use of methods based on revenues to calculate the depreciation of an asset and also to measure the consumption of the economic benefits embodied in an intangible asset, are not appropriate. The adoption of the amendment will be required from January 1, 2016 and the Company is currently analyzing potential impacts regarding this update on the financial statements.

IFRS 15 Revenue from contracts with customers - In May 2014 the IASB issued IFRS 15 statement - Revenue from Contracts with customers, sets out the requirements for revenue recognition that apply to all contracts with customer (except for contracts that are within the scope of the Standards on leases, insurance contracts and financial instruments), and replaces the current pronouncements IAS 18 - revenue, IAS 11 - Construction contracts and interpretations related to revenue recognition. The principle core in that framework is that a company should recognize revenue to depict the transfer of promised goods or services to the customer in an amount that reflects the consideration to which the company expects to be entitled in exchange for those goods or services. The adoption will be required from January 1, 2017 and the Company is currently analyzing potential impacts regarding this pronouncement on the financial statements.

5.                            Risk management

The Company considers that an effective risk management is a key objective to support its growth plan, strategic planning and financial flexibility. Therefore, Vale has developed its risk management strategy in order to provide an integrated approach of the risks the company is exposed to. To do that, evaluates not only the impact in the results of the business caused by variables traded in financial markets (market risk) and those arising from liquidity risk, but also the risk from counterparties obligations (credit risk), those relating to inadequate or failed internal processes, people, systems or external events (operational risk), among others.

a)                                     Risk management policy

The Board of Directors established a risk management policy in order to (i) support the Company’s growth plan, strategic planning and Company’s business continuity; (ii) improve its capital structure and asset management of the Group; (iii) ensure adequate degree of flexibility in financial management while maintaining the level of robustness required for investment grade; and (iv) improve corporate governance practices.

The corporate risk management policy determines that Vale should measure and monitor regularly its corporate risk on a consolidated approach in order to guarantee that the overall risk level of the Company remains aligned with the guidelines defined by the Board of Directors and the Executive Board.

The Executive Risk Management Committee, created by the Board of Directors, is responsible for supporting the Executive Board in the risk assessments and for issuing opinion regarding the Company’s risk management. It’s also responsible for the supervision and revision of the principles and instruments of corporate risks management.

The Executive Board is responsible for the approval of the policy deployment into norms, rules and responsibilities and for reporting to the Board of Directors about such procedures.

The risk management norms and instructions complement the corporate risk management policy and define practices, processes, controls, roles and responsibilities in the Company regarding risk management.

The Company may, when necessary, allocate specific risk limits to management activities, including but not limited to, market risk limit, corporate and sovereign credit limit, in accordance with the acceptable corporate risk limit.

b)                                     Liquidity risk management

The liquidity risk arises from the possibility that Vale might not perform its obligations on due dates, as well as face difficulties to meet its cash requirements due to market liquidity constraints.

To mitigate such risk, Vale has a revolving credit facility to assist the short term liquidity management and to enable more efficiency in cash management, being consistent with the strategic focus on cost of capital reduction. The revolving credit facilities available today were acquired from a syndicate of several global commercial banks.

c)                                      Credit risk management

Vale’s credit risk arises from potential negative impacts in its cash flows due to uncertainty in the ability of counterparties to meet their contractual obligations. To manage that risk, Vale has procedures and processes, such as the controlling of credit limits, the obligation of exposure diversification through several counterparties and the monitoring of the portfolio’s credit risk.

Vale’s counterparties can be divided into three main categories: the customers, responsible by obligations regarding receivables from payment term sales; financial institutions with whom Vale keeps its cash investments or negotiates derivatives transactions; and suppliers of equipment, products and services in the case of payments in advance.

d)                                     Commercial credit risk management

For the commercial credit exposure, which arises from sales to final customers, the risk management department, in accordance with the current delegation level, approves or request the approval of credit risk limits for each counterpart. Besides that, the Executive Board sets annually global commercial credit risk limits for the customer’s portfolio.

The Company attributes an internal credit risk rating for each counterparty using its own quantitative methodology for credit risk analysis, based on three main sources of information: i) Expected Default Frequency (EDF) provided by KMV (Moody’s); ii) credit ratings from the main international credit agencies; iii) costumer’s financial statements for economic and financial evaluation based on financial indicators.

On 31 December 2014, 82% of accounts receivable due to Vale commercial sales had insignificant or low risk, 16% had moderate risk and 2% high risk.

Whenever considered necessary, the quantitative credit risk analysis is complemented by a qualitative analysis which takes into consideration the payment history of that counterparty, its commercial relationship with Vale and the customer’s strategic position in its economic sector, among others variables.

Based on the counterparty’s credit risk or based on Vale´s consolidated credit risk profile, risk mitigation strategies are used to minimize the Company`s credit risk in order to meet the acceptable level of risk approved by the Executive Board. The main credit risk mitigation strategies include non-recourse discount of receivables, insurance instruments, letters of credit, corporate and bank guarantees, mortgages, among others.

The Company has a diversified accounts receivable portfolio from a geographical standpoint, being China, Europe, Brazil and Japan the regions with more significant exposures. According to each region, different guarantees can be used to enhance the credit quality of the receivables.

The Company controls its account receivables portfolio through Credit and Cash Collection committees, in which representatives from risk management, cash collection and commercial departments monitor periodically each counterparty`s exposure. Finally, Vale has an automatic control that blocks additional sales to customers in default with Vale.

e)                                      Treasury credit risk management

The management of exposure arising from cash investments and derivatives instruments is realized through the following procedures: annual approval by the Executive Board of the credit limits by counterparty, controls of portfolio diversification, counterparties` credit spread variations and the treasury portfolio overall credit risk. There’s also a monitoring of all positions, exposure versus limit control and periodic report to the Executive Risk Management Committee.

The calculation of the exposure to a counterparty that has several derivative transactions with Vale it`s considered the sum of exposures of each derivative acquired with this counterparty. The exposure for each derivative is defined as the future value calculated within the life of the derivative, considering the variation of the market risk factors that affect the value of the derivative instrument.

The Company also assesses the creditworthiness of its counterparties in treasury operations following an internal methodology similar to commercial credit risk management that aims to define a default probability for each counterparty.

Depending on the counterparty’s nature (banks, insurance companies, countries or corporations), different inputs will be considered: i) expected default probability given by KMV; ii) CDS (Credit Default Swaps) and bond market spreads; iii) credit ratings defined by the main international rating agencies; iv) financial statements data and indicators analysis.

f)                                       Market risk management

The Company is exposed to the behavior of several market risk factors that can impact its cash flow. The assessment of this potential impact arising from the volatility of risk factors and their correlations is performed periodically to support the decision making process and the growth strategy of the Company, ensure its financial flexibility and monitor the volatility of future cash flows.

When necessary, market risk mitigation strategies are evaluated and implemented in line with these objectives. Some strategies may incorporate financial instruments, including derivatives. The portfolios of the financial instruments are monitored on a monthly basis, enabling financial results surveillance and its impact on cash flow.

Considering the nature of Vale’s business and operations, the main market risk factors which the Company is exposed to are:

• Foreign exchange and Interest rates;

• Product prices and input costs.

g)                                     Foreign exchange and interest rate risk

The Company’s cash flow is subjected to volatility of several currencies, once its product prices are predominantly indexed to US dollar, while most of the costs, disbursements and investments are indexed to other currencies, mainly Brazilian real and Canadian dollar.

In order to reduce the potential impact that arises from this currency mismatch, derivatives instruments can be used as a risk mitigation strategy.

In the case of cash flow foreign exchange protection regarding revenues, costs, disbursements and investments, the main risk mitigation strategies used are forwards and swaps.

The Company implemented hedge transactions to protect its cash flow against the market risks that arises from its debt obligations — mainly currency volatility. The hedges cover most of the debts in reais and euros. The Company uses swap transactions to convert debt linked to Brazilian real and Euros into US dollar that have similar - or sometimes shorter - settlement dates than the final maturity of the debt instruments. Their notional amounts are similar to the principal and interest payments, subjected to liquidity market conditions.

Swaps with shorter settlement dates are renegotiated through time so that their final maturity matches - or becomes closer - to the debts` final maturity. At each settlement date, the results of the swap transactions partially offset the impact of the foreign exchange rate in Vale’s obligations, contributing to stabilize the cash disbursements in US dollar.

In the case of debt instruments denominated in Brazilian real, in the event of an appreciation (or depreciation) of the Brazilian Real against the US Dollar, the negative (or positive) impact on Vale`s debt service (interest and/or principal payment) measured in US dollars will be partially offset by the positive (or negative) effect from the swaps, regardless of the US$/R$ exchange rate on the payment date. The same rationale is applicable to debts denominated in other currencies and their respective swaps.

Vale has also exposure to interest rates risks over loans and financings. The US Dollar floating rate debt in the portfolio consists mainly of loans including export pre-payments, commercial banks and multilateral organizations loans. In general, such debt instruments are indexed to the LIBOR (London Interbank Offer Rate in US dollar). Considering the impact of interest rate volatility on the cash flow, Vale observes the potential natural hedges effects between US Dollar floating rates and commodities prices in the decision process of acquiring financial instruments.

h)                                     Risk of product and input prices

The Company is also exposed to market risks regarding commodities prices and input volatilities. In accordance with risk management policy, risk mitigation strategies involving commodities can be used to adjust the cash flow risk profile and reduce Vale’s cash flow volatility. For this kind of risk mitigation strategy, Vale uses predominantly forwards, futures or zero-cost collars.

i)                                        Operational risk management

The operational risk management is the structured approach that Vale uses to manage uncertainty related to possible inadequate or failure in internal processes, people, systems and external events, in accordance with the principles and guidelines of ISO 31000.

The main operational risks are periodically monitored, ensuring the effectiveness of prevention / mitigation key controls in operation and execution of the risk treatment strategy (creation of new controls, changes in the risk environment, transfer part of the risk by contracting insurance, provisioning of resources, etc.).

Therefore, the Company seeks to have a clear view of its major risks, of the best cost-benefit mitigation plans and of the controls in place, monitoring the potential impact of operational risk and allocating capital efficiently.

j)                                        Capital management

The Company’s policy aims, to manage its capital, to seek a structure that will ensure the continuity of your business in the long term. Within this perspective, the Company has been able to deliver value to stockholders through dividend payments and capital gain, and at the same time maintain a debt profile suitable for its activities, with an amortization well distributed over the years, on average 9 years, thus avoiding a concentration in one specific period.

k)                                     Insurance

The Company hires several types of insurance, such as operational risks insurance, engineering risks insurance (projects), civil responsibility, life insurance policy for their employees, among others. The coverage of these policies is similar to the ones used in general by the mining industry and is contracted in line with the objectives defined by the Company, with the corporate risk management policy and the limitation imposed by the insurance and reinsurance global market. In general, the company’s assets directly related with its operations are included in the coverage of insurance policies.

Insurance management is performed with the support of existing insurance committees in the various operational areas of the Company. Among the management instruments, Vale uses captive reinsurance companies that allows to contract insurances on a competitive basis as well as direct access to key international markets of insurance and reinsurance.

6.                                      Non-current assets and liabilities held for sale and discontinued operation

Described below are the assets and liabilities held for sale and discontinued operation reclassified during the year:

	Consolidated
	December 31, 2014			December 31, 2013
	Energy (i)	Nacala (i)	Total	General Cargo - Logistic (ii)	Energy (i)	Total
Assets held for sale and discontinued operation
Accounts receivable	—	21	21	330	—	330
Other current assets	—	417	417	634	—	634
Investments	233	—	233	—	186	186
Intangible, net	—	—	—	3,951	—	3,951
Property, plant and equipment, net	1,268	7,730	8,998	2,406	1,315	3,721
Total assets	1,501	8,168	9,669	7,321	1,501	8,822

Liabilities associated with assets held for sale and discontinued operation
Suppliers and contractors	—	143	143	198	—	198
Payroll and related charges	—	—	—	144	—	144
Other current liabilities	—	151	151	262	—	262
Other non-current liabilities	—		—	446	—	446
Total liabilities	—	294	294	1,050	—	1,050
Net assets held for sale and discontinued operation	1,501	7,874	9,375	6,271	1,501	7,772

(i) Assets and liabilities held for sale

(ii) Discontinued operation

a)                                     Assets and liabilities held for sale

Nacala logistic corridor (“Nacala”)

In December 2014, the Company signed an agreement with Mitsui & Co., Ltd. (“Mitsui”) to sell 50% of its stake of 70% in Nacala, which comprises entities which holds a railroad and port concession under construction located in Mozambique and Malawiand and are related to coal segment.

The investment in Nacala was funded by Vale through an equity and equity equivalent instrument of R$831, with the remaining balance funded through Vale’s bridge shareholder loans. With the transaction, a new company will be incorporated to which Vale will contribute their investment in Nacala. Mitsui will then contribute to the new company the amount of R$831 in equity instruments and will therefore hold 50% of the participation of the new company. Vale and Mitsui are in negotiations to fund the remaining investment required and to take-out part of Vale´s bridge shareholder loans.

After completion of the transaction, Vale will share control of Nalaca with Mitsui and therefore will not consolidate the assets and liabilities of these entities. The assets were transferred to assets held for sale with no impact in the statement of income.

Energy generation assets

In December 2013, the company signed agreements with CEMIG Geração e Transmissão S.A. (“CEMIG GT”), as follow : (i) to sell 49% of its stake of 9% in Norte Energia S.A. (“Norte Energia”), the company in charge of the construction, operation and exploration of the Belo Monte Hydroelectric facility , and (ii) to create a joint venture named Aliança Geração de Energia S.A. to be established by Vale and CEMIG GT through contribution of  its shares on the following power generation assets: Porto Estrela, Igarapava, Funil, Capim Branco I and II, Aimorés and Candonga. No cash will be disbursed as part of the transaction. Vale and CEMIG GT will hold respectively 55% and 45% and will share control of the new company, which will supply energy to Vale operations, previously guaranteed by its own generation plant, ensured by a long-term contract.

The transaction above has been approved by the Brazilian Electricity Regulatory Agency (“Agência Nacional de Energia Elétrica” or “ANEEL”), but is pending of a minor precedent condition. The conclusion of the transaction is expected to occur in the first quarter of 2015. The assets were transferred to assets held for sale with no impact in the statement of income. Once the transaction is completed, the Company will recognize a gain on sale of assets in the statement of income in the amount of approximately R$518 (based on balance sheet as of December 31, 2014).

b)                                     Discontinued operations

General cargo - Logistic

At the end of 2013, Vale entered to an agreement to dispose of control over its subsidiary VLI S.A. (“VLI”), which aggregates all operations of the general cargo segment. As a consequence, at the beginning of January 1, 2014, the investment in VLI has been accounted as an investment in associate (note 12).

In April 2014, Vale finalized the sale of 35.9% of its stake in VLI capital to Mitsui and to Fundo de Investimento do Fundo de Garantia de Tempo de Serviço (“FGTS”) for the amount of R$2,709, which R$2,000 was settled through a capital contribution directly in VLI.

In August 2014, Vale completed the sale of 26.5% of its stake in VLI to a fund of Brookfield Asset Management Inc. (“Brookfield”) for R$2,000. At the completion of the transaction, Vale now holds 37.6% of VLI’s total stockholder’s equity.

7.                                      Acquisitions and divestitures

The results on divestitures are presented as follow:

	Year ended as at December 31,
	Consolidated			Parent Company
	2014	2013	2012	2014	2013
Loss on measurement or sales of non-current assets
Sociedad Contractual Minera Tres Valles	—	(508)	—	—	—
Manganese and ferroalloys assets	—	—	(45)	—	—
Coal assets	—	—	(722)	—	—
Araucária Nitrogenados S.A.	—	—	(269)	—	—
Mineral rights - CoW Indonesia (note 30a)	(441)	—		—	—
General cargo	—	—	—	—	(484)
	(441)	(508)	(1,036)	—	(484)
Financial income
Norsk Hydro ASA	—	491	—	—	491
	—	491	—	—	491
Results on sale or disposal of investments from joint ventures and associates
Vale Florestar Fundo de Investimento em Participações	(68)	—	—	(68)	—
Log-in Logística Intermodal S.A.	—	33	—	—	33
Fosbrasil S.A.	—	65	—	—	—
	(68)	98	—	(68)	33

•                                          2014

a)                                     Divestitures of Vale Florestar Fundo de Investimento em Participações (“Vale Florestar”)

Vale signed an agreement with a subsidiary of  Suzano Papel e Celulose S.A (“Suzano”), a company that produces eucalyptus pulp, for the sale of its entire stake in Vale Florestar for R$205. The approval of this transaction by the Conselho Administrativo de Defesa Econômica (“CADE”) has been obtained in July, 2014.

A loss on this transaction, of R$68 was recorded in the statement of income as results on sale or disposals of investments from joint ventures and associates.

b)                                     Incorporation of Vale Mina do Azul S.A. (“VMA”)

In December 2014, Vale incorporated its wholly-owned subsidiary VMA, with no impact in the consolidated financial statements.

•                                          2013

c)                                      Divestitures of Norsk Hydro ASA (“Hydro”)

As part of Vale’s strategy of reducing its exposure to non-core assets, in November 2013, the Company sold its Hydro common shares for R$4,218. Since February 2013 when the lock-up period for trading Hydro shares ended, the investment could be traded in the market and therefore the Company started classifying this investment as a financial asset available for sale. As result of this operation, the Company recognized a gain of R$491 in the statement of income as financial income for the year ended as at December 31, 2013, as below:

Hydro
Balance in the date of sale	4,309
Cumulative translation adjustment recycling	(952)
Results on available for sale investments recycling	370
3,727
Amount received	4,218
Gain on sale	491

d)                                     Divestitures of Sociedad Contractual Minera Tres Valles (“Tres Valles”)

In December 2013, the Company sold its total participation in Tres Valles for R$58. This transaction is consistent with Vale´s strategy of focusing on world-class assets, with scale compatible with its existing operations. In this transaction, Vale recognized a loss of R$508 presented in the statement of income as loss on measurement or sale of non-current assets of the year ended as at December 31, 2013. The total loss includes an amount of R$13 transferred from cumulative translation adjustments.

e)                                      Divestitures of Fosbrasil S.A. (“Fosbrasil”)

In December 2013, the Company entered into an agreement to sale its minority participation in the associate Fosbrasil, producer of purified phosphoric acid, for R$105. On this transaction, Vale recognized a gain of R$65 presented in the statement of income as result on sale or disposal of investments from joint ventures and associates for the year ended as at December 31, 2013.

f)                                       Divestitures of Log-In Logística Intermodal S.A. (“Log-in”)

In December 2013, Vale conducted an auction to sell its common shares of Log-in. All the shares were sold by R$233 and the gain of R$33 on this transaction was recorded in the statement of income as result on sale or disposal of investments from associates and joint ventures for the year ended as at December 31, 2013.

•                                          2012

g)                                     Acquisition of additional participation in Belvedere Coal Project

During 2012, the Company completed the purchase option on additional 24.5% participation in the Belvedere Coal Project owned by Aquila Resources Limited in the amount of R$318 (AUD150 million). In 2013, after the approval of the local government, Vale acquired 100% of Belvedere and paid the total amount of R$682 for the wholly owned participation.

h)                                     Sales of coal assets

In June 2012, Vale completed the sale of its thermal coal operations in Colombia to CPC S.A.S., an affiliate of Colombian Natural Resources S.A.S. The loss on this transaction, of R$722 was recorded in the income statement as loss on measurement or sales of non-current assets for the year ended as at December 31, 2012.

i)                                        Acquisition of Empreendimentos Brasileiros de Mineração (“EBM”) shares

At 2012, the Company acquired an additional of 10.46% of EBM. As result of the acquisition, Vale increased its share in EBM to 96.7% and recognized R$500 as result from operation with non-controlling interest in stockholders equity.

j)                                        Divestitures of manganese and ferroalloys assets

In October 2012, the Company completed the sale of its manganese and ferroalloys operations in Europe for R$318. On this transactions Vale recognized R$45 presented in statement of income as loss on measurement or sales of non-current assets for the year ended as at December 31, 2012.

k)                                     Divestitures of participation in Vale Oman Pelletizing LLC (“Vale Oman”)

In October 2012, the Company sold 30% of its participation in Vale Oman for R$145. In this transactions, the Company recognized a gain of R$129 result from operation with non-controlling interest in stockholders equity.

l)                                        Divestitures of Araucária Nitrogenados S.A. (“Araucária”)

In December 2012, the Company finalized an agreement with Petróleo Brasileiro S.A. (“Petrobras”) to sell Araucária, an operation for production of basic nitrogen for fertilizer, located in Araucária, in the Brazilian state of Paraná, for the amount of R$478 and recognized a loss of R$269 recorded on loss on measurement or sales of non-current assets in statement of income for the year ended as at December 31, 2012.

8.                                      Cash and cash equivalents

	Consolidated		Parent Company
	December 31, 2014	December 31, 2013	December 31, 2014	December 31, 2013

Cash and bank deposits	5,601	3,649	41	28
Short-term investments	4,954	8,816	644	3,607
	10,555	12,465	685	3,635

Cash and cash equivalents includes cash, immediately redeemable deposits and short-term investments with an insignificant risk of changes in value and readily convertible to cash, part in Brazilian Real, indexed to the Brazilian Interbank Interest rate (“DI Rate”or”CDI”)  and part denominated in US dollar, mainly time deposits.

9.                                      Accounts receivable

	Consolidated		Parent Company
	December 31, 2014	December 31, 2013	December 31, 2014	December 31, 2013

Ferrous minerals	5,724	10,347	28,809	13,638
Coal	324	295	—	—
Base metals	2,064	2,254	1,790	482
Fertilizers	361	430	18	30
Others	457	242	58	109
	8,930	13,568	30,675	14,259

Provision for doubtful debts	(230)	(208)	(76)	(92)
	8,700	13,360	30,599	14,167

Accounts receivable related to the steel sector represented 77.97% and 79.70%, of total receivables on December 31, 2014 and 2013, respectively, for the consolidated financial statements. In the parent company the steel sector represents on December 31, 2014 and December 31, 2013, 93.98% and 91.77% of the accounts receivable, respectively.

No individual customer represents over 10% of receivables or revenues.

The provision for doubtful debts recorded in the statement of income as at December 31, 2014, 2013 and 2012 totaled R$34 R$8 and R$45, respectively. The Company recognized write-off as at December 31, 2014, 2013 and 2012 in the amount of R$14, R$34 and R$34, respectively.

Accounts receivable presented by currency are shown in note 22.

10.                               Inventories

Inventories are comprised as follows:

	Consolidated		Parent Company
	December 31, 2014	December 31, 2013	December 31, 2014	December 31, 2013
Inventories of products
Bulk Material
Ferrous minerals
Iron ore	2,949	1,513	1,842	1,574
Pellets	498	206	183	162
Manganese and ferroalloys	183	177	51	—
	3,630	1,896	2,076	1,736
Coal	411	746	—	—

Base Metals
Nickel and other products	3,811	3,276	334	351
Copper	70	53	26	23
	3,881	3,329	360	374

Fertilizers
Potash	31	19	—	—
Phosphates	822	734	—	—
Nitrogen	62	45	—	—
	915	798	—	—

Other products	8	15	—	4
Total of inventories of products	8,845	6,784	2,436	2,114

Inventory of consumables	3,111	2,878	1,219	1,173
Total	11,956	9,662	3,655	3,287

As at December 31, 2014 and 2013 the Company had provisions to adjust inventories to market value for nickel in the amount of R$0 and R$28, respectively; manganese in the amount of R$0 and R$2; and coal in the amount of R$757 and R$228, respectively.

	Year ended as at December 31,
	Consolidated			Parent Company
	2014	2013	2012	2014	2013
Inventories of products
Balance at beginning of the year	6,784	7,351	7,450	2,114	2,080
Production/acquisition	53,613	42,558	41,076	24,337	19,003
Transfer from inventory of consumables	7,531	8,925	8,264	1,996	3,548
Cost of goods sold	(59,087)	(52,511)	(49,832)	(26,093)	(22,517)
Provision for market value adjustment	(757)	(258)	(78)	—	—
Translation adjustments	761	719	471	82	—
Balance at end of the year	8,845	6,784	7,351	2,436	2,114

	Year ended as at December 31,
	Consolidated			Parent Company
	2014	2013	2012	2014	2013
Inventories of consumables
Balance at beginning of the year	2,878	2,969	2,383	1,173	1,203
Acquisition	7,542	8,585	8,723	1,987	3,518
Transfer to inventories of products	(7,531)	(8,925)	(8,264)	(1,996)	(3,548)
Transfer to held for sale	(2)	—	—	—	—
Translation adjustments	224	249	127	55	—
Balance at end of the year	3,111	2,878	2,969	1,219	1,173

11.                               Recoverable Taxes

The recoverable taxes, net of provision for losses of tax credits, are as follows:

	Consolidated		Parent Company
	December 31, 2014	December 31, 2013	December 31, 2014	December 31, 2013

Value-added tax	2,806	2,643	1,189	1,348
Brazilian federal contributions (PIS - COFINS)	2,682	1,594	2,006	1,156
Others	91	129	58	49
Total	5,579	4,366	3,253	2,553

Current	4,515	3,698	2,687	2,295
Non-current	1,064	668	566	258
Total	5,579	4,366	3,253	2,553

12.                               Investments

The changes of investments in subsidiaries, associates and joint ventures are as follow:

	Year ended as at December 31,
	Consolidated			Parent Company
	2014	2013	2012	2014	2013
Balance at beginning of the year	8,397	13,044	14,984	123,370	121,436
Additions	509	784	892	2,565	5,479
Disposals	—	(229)	(62)	—	(188)
Translation adjustment	189	(50)	1,087	8,302	6,274
Equity results	1,141	999	1,241	(13,026)	(1,996)
Equity on other comprehensive income	(5)	(406)	66	(1,537)	1,104
Dividends declared	(1,959)	(1,649)	(1,162)	(3,095)	(2,519)
Impairment (note 15)	(71)	—	(4,002)	(71)	—
Transfer- Control acquisition	181	—	—	—	—
Transfer to held for sale/ financial instruments - investments (i)	(244)	(4,096)	—	(244)	(6,220)
Transfers from held for sale (ii)	2,840	—	—	2,840	—
Upstream merger (iii)	—	—	—	(396)	—
Others transfers	—	—	—	(80)	—
Balance on ended of the year	10,978	8,397	13,044	118,628	123,370

  (i)      In 2014, the Consolidated transfers to held for sale refers to investments in Vale Florestar R$244 and refers to investments in Hydro R$3,910 and Norte Energia R$186 in 2013, the Parent Company transfers to held for sale refers to investments in Vale Florestar R$244 in 2014 and refers to investments in VLI R$6,034 and Norte Energia R$186 in 2013.

 (ii)     Consolidated transfers from held for sale refers to investments in VLI R$2,840

(iii)    The Upstream merger in 2014 refers to Vale Mina do Azul R$396.

Investments (Continued)

			Investments		Equity results				Received dividends
			As of		Year ended as at December 31,
	% ownership	% voting capital	December 31, 2014	December 31, 2013	2014	2013	2012	2014	2013	2012
Companies
Direct and indirect subsidiaries
Aços Laminados do Pará S.A.	100.00	100.00	332	321	—	(5)	(7)	—	—	—
Biopalma da Amazônia S.A. (i)	87.70	87.70	646	559	(267)	(219)	(115)	—	—	—
Companhia Portuária da Baía de Sepetiba	100.00	100.00	385	377	349	259	231	341	263	126
Compañia Minera Miski Mayo S.A.C. (i)	40.00	51.00	563	493	10	20	66	—	81	—
Mineração Corumbaense Reunida S.A.	100.00	100.00	1,150	1,306	394	351	266	456	279	93
Minerações Brasileiras Reunidas S.A. (ii)	98.32	98.32	5,201	4,500	225	(211)	224	—	341	258
Potasio Rio Colorado S.A. (i)	100.00	100.00	1,474	1,530	(78)	(5,883)	(31)	—	—	—
Salobo Metais S.A. (i)	100.00	100.00	7,591	7,120	142	(68)	(208)	—	—	—
Tecnored Desenvolvimento Tecnológico S.A. (i) (iv)	100.00	100.00	86	—	(66)	—	—	—	—	—
Vale International Holdings GmbH (ii)	100.00	100.00	7,283	14,026	(4,238)	(126)	(2,254)	—	—	—
Vale Canada Holdings Inc.	100.00	100.00	5,127	1,075	(20)	(16)	(22)	—	—	—
Vale Canada Limited (ii)	100.00	100.00	16,182	19,312	(566)	(1,798)	(2,553)	—	—	—
Vale Colombia Holding Ltd.	100.00	100.00	—	—	—	—	(64)	—	—	—
Vale Fertilizantes S.A.	100.00	100.00	—	—	—	—	(53)	—	—	—
Vale Fertilizantes S.A. (antiga Mineração Naque S.A.) (i) (ii)	100.00	100.00	13,236	13,751	(2,042)	(189)	2,399	—	—	—
Vale International S.A. (ii)	100.00	100.00	20,978	29,347	(8,248)	3,921	1,732	—	—	—
Vale Malaysia Minerals Sdn. Bhd.	100.00	100.00	3,251	2,321	(100)	70	—	—	—	—
Vale Manganês S.A.	100.00	100.00	721	665	57	(22)	(29)	—	—	1
Vale Mina do Azul S.A.	100.00	100.00	—	351	88	163	49	19	—	—
Vale Moçambique S.A.	100.00	100.00	14,480	10,060	(378)	(73)	(257)	—	—	—
Vale Shipping Holding Pte. Ltd.	100.00	100.00	7,432	6,482	528	379	226	—	—	—
VLI S.A. (v)	—	—	—	—	—	279	(159)	—	—	—
Others			1,532	1,377	43	250	21	93	72	96
			107,650	114,973	(14,167)	(2,918)	(538)	909	1,036	574
Joint Ventures
California Steel Industries, Inc.	50.00	50.00	489	425	27	44	29	—	—	19
Companhia Coreano-Brasileira de Pelotização	50.00	50.00	228	213	72	42	50	39	47	40
Companhia Hispano-Brasileira de Pelotização (iii)	50.89	51.00	213	196	60	3	73	25	20	74
Companhia Ítalo-Brasileira de Pelotização (iii)	50.90	51.00	162	145	60	15	16	13	—	36
Companhia Nipo-Brasileira de Pelotização (iii)	51.00	51.11	378	372	152	40	42	114	51	51
Companhia Siderúrgica do Pecém (vi)	50.00	50.00	1,925	1,608	(101)	(24)	(13)	—	—	—
MRS Logística S.A.	47.59	46.75	1,355	1,322	179	222	236	108	149	119
Norte Energia S.A.	4.59	4.59	241	193	(28)	(4)	(5)	—	—	—
Samarco Mineração S.A.	50.00	50.00	533	1,023	884	1,069	1,247	906	1,323	373
Others			96	109	13	(23)	14	1	2	4
			5,620	5,606	1,318	1,384	1,689	1,206	1,592	716
Direct and indirect associate
Henan Longyu Energy Resources Co., Ltd.	25.00	25.00	943	835	76	91	113	75	90	107
Mineração Rio Grande do Norte S.A.	40.00	40.00	243	259	17	21	42	21	39	14
Teal Minerals Inc.	50.00	50.00	514	535	(81)	(53)	(9)	—	—	—
Tecnored Desenvolvimento Tecnológico S.A. (i) (iv)	—	—	—	91	(3)	(23)	(42)	—	—	—
Thyssenkrupp Companhia Siderúrgica do Atlântico Ltd.	26.87	26.87	545	752	(142)	(351)	(327)	—	—	—
VLI S.A. (v)	37.61	37.61	2,945	—	114	—	—	—	—	—
Zhuhai YPM Pellet Co.	25.00	25.00	64	58	1	1	1	—	—	—
Others			104	261	(159)	(67)	(131)	—	—	—
			5,358	2,791	(177)	(381)	(353)	96	129	121
Total of associates and joint ventures			10,978	8,397	1,141	1,003	1,336	1,302	1,721	837

Disposed investments
Logística Intermodal S.A.	—	—	—	—		(4)	(18)	—	—	—
Norsk Hydro ASA				—	—	—	(77)	—	115	95
Sociedad Contractual Minera Tres Valles				—	—	(77)	(95)	—	—	—
				—	—	(81)	(190)	—	115	95
Total			118,628	123,370	(13,026)	(1,996)	608	2,211	2,872	1,506

  (i)      Investment balance includes the amounts of advances for future capital increase;

 (ii)     Stockholder’s equity is excluded of other investments presented in the table;

(iii)    Although Vale held majority of the voting capital, the entities are accounted under equity method, due to existing veto rights held by other shareholders prevents consolidation;

(iv)     Consolidated since March 2014;

 (v)      Considering the updated interest after the transaction described in Note 6b); and

(vi)     Pre-operational stage.

Dividends received by the Parent Company during the year ended on December 31, 2014 and December 31, 2013 were R$2,051 and R$2,550, respectively.

Investments (continued)

			December 31, 2014					December 31, 2013
	Location	Principal activity	Assets	Liabilities	Adjusted stockholders equity	Adjusted operating results	Adjusted net income for the year	Adjusted net income for the year
Subsidiaries and affiliates
Direct and indirect subsidiaries
Aços Laminados do Pará S.A.	Brazil	Steel	333	1	332	—	—	(5)
Biopalma da Amazônia S.A.	Brazil	Energy	1,935	1,199	736	(193)	(347)	(313)
Companhia Portuária da Baía de Sepetiba	Brazil	Iron ore	524	139	385	528	349	259
Compañia Minera Miski Mayo S.A.C.	Peru	Fertilizers	1,763	448	1,315	19	23	50
Mineração Corumbaense Reunida S.A.	Brazil	Iron ore and manganese	2,182	1,032	1,150	584	394	351
Minerações Brasileiras Reunidas S.A.	Brazil	Iron ore	7,908	1,722	6,186	373	350	(59)
Potasio Rio Colorado S.A.	Argentina	Fertilizers	1,548	74	1,474	(72)	(78)	(5,883)
Salobo Metais S.A.	Brazil	Copper	9,201	1,610	7,591	350	142	(68)
Tecnored Desenvolvimento Tecnologico S.A.	Brazil	Iron ore	178	92	86	(63)	(66)	(48)
Vale Canada Holdings Inc.	Canada	Holding	32,829	27,702	5,127	(17)	(20)	(16)
Vale Canada Limited	Canada	Nickel	106,872	84,614	22,258	(1,056)	(539)	(1,755)
Vale Fertilizantes S.A. (Antiga Mineração Naque S.A.)	Brazil	Fertilizers	16,991	3,152	13,839	(2,954)	(2,111)	(6,052)
Vale International Holdings GmbH	Austria	Holding and research	93,684	1,277	92,407	779	(14,381)	(1,972)
Vale International S.A.	Switzerland	Trading and Holding	168,545	83,555	84,990	(4,424)	(9,100)	(1,984)
Vale Malaysia Minerals Sdn. Bhd.	Malaysia	Iron ore	3,740	489	3,251	(120)	(100)	70
Vale Manganês S.A.	Brazil	Manganese and Ferroalloys	1,012	291	721	147	57	(22)
Vale Moçambique S.A.	Mozambique	Coal	16,737	2,257	14,480	(15)	(378)	(73)
Vale Shipping Holding Pte. Ltd.	Singapore	Iron ore	8,060	628	7,432	101	528	379

Direct and indirect affiliates
California Steel Industries, Inc.	USA	Steel	2,310	1,332	978	94	52	87
Companhia Coreano-Brasileira de Pelotização	Brazil	Pellets	538	82	456	124	144	83
Companhia Hispano-Brasileira de Pelotização	Brazil	Pellets	479	61	418	151	118	6
Companhia Ítalo-Brasileira de Pelotização	Brazil	Pellets	416	98	318	150	117	30
Companhia Nipo-Brasileira de Pelotização	Brazil	Pellets	859	117	742	289	297	79
Companhia Siderúrgica do Pecém	Brazil	Steel	7,397	3,546	3,851	218	(202)	(47)
Henan Longyu Energy Resources Co., Ltd.	China	Coal	4,338	565	3,773	406	305	360
Mineração Rio Grande do Norte S.A.	Brazil	Bauxite	2,081	1,474	607	195	43	54
MRS Logística S.A.	Brazil	Iron ore	7,178	4,330	2,848	766	376	466
Norte Energia S.A.	Brazil	Energy	22,977	17,711	5,266	(75)	(306)	(42)
Samarco Mineração S.A.	Brazil	Pellets	16,065	14,999	1,066	3,540	1,768	2,139
Teal Minerals (Barbados) Inc.	Zambia	Copper	2,673	1,645	1,028	(120)	(164)	(105)
Thyssenkrupp Companhia Siderúrgica do Atlântico Ltd.	Brazil	Steel	10,646	8,617	2,029	(282)	(529)	(1,307)
VLI S.A.	Brazil	Others	10,932	3,097	7,835	278	303	279
Zhuhai YPM Pellet Co.	China	Pellets	620	365	255	3	4	3

Noncontrolling interests

	Stockholder’s equity		Gain (loss) for the year
	As of		Year ended as at December 31,
	December 31, 2014	December 31, 2013	2014	2013	2012
Biopalma da Amazônia S.A.	91	46	(81)	(94)	(49)
Compañia Mineradora Miski Mayo S.A.C.	753	659	14	30	98
PT Vale Indonesia Tbk	1,955	1,652	156	39	52
Vale Moçambique S.A.	(151)	(89)	(62)	(29)	(20)
Vale Nouvelle Caledonie S.A.S	467	356	(845)	(147)	(437)
Vale Oman Pelletizing LLC	179	158	17	25	—
Others	(107)	993	66	(197)	(145)
	3,187	3,775	(735)	(373)	(501)

13.                               Intangible

	Consolidated
	December 31, 2014			December 31, 2013
	Cost	Amortization	Net	Cost	Amortization	Net
Indefinite useful life
Goodwill	9,987	—	9,987	9,698	—	9,698
Finite useful life
Concessions	9,086	(3,210)	5,876	7,259	(2,793)	4,466
Right of use	1,375	(586)	789	769	(175)	594
Software	3,603	(2,141)	1,462	3,033	(1,695)	1,338
	14,064	(5,937)	8,127	11,061	(4,663)	6,398
Total	24,051	(5,937)	18,114	20,759	(4,663)	16,096

	Parent Company
	December 31, 2014			December 31, 2013
	Cost	Amortization	Net	Cost	Amortization	Net
Indefinite useful life
Goodwill	9,987	—	9,987	9,698	—	9,698

Finite useful life
Concessions	9,086	(3,210)	5,876	7,259	(2,793)	4,466
Right of use	223	(94)	129	223	(89)	134
Software	3,603	(2,141)	1,462	3,033	(1,695)	1,338
	12,912	(5,445)	7,467	10,515	(4,577)	5,938
Total	22,899	(5,445)	17,454	20,213	(4,577)	15,636

Rights of use refers to the usufruct contract entered into with noncontrolling stockholders to use the shares of Empreendimentos Brasileiros de Mineração S.A. (owner of Minerações Brasileiras Reunidas S.A. shares) and intangible assets identified in the business combination of Vale Canada Limited (“Vale Canada”). The amortization of the right of use will expire in 2037 and Vale Canada’s intangible will end in September of 2046. The concessions refer to the agreements with the Brazilian government for the exploration and the development of ports and railways as shown in note 30d.

The table below shows the changes of intangible assets during the year:

	Consolidated
	Goodwill	Concessions	Right of use	Software	Total
Balance on December 31, 2012	9,407	7,674	619	1,122	18,822
Addition	—	884	—	509	1,393
Disposals	—	(28)	—	(4)	(32)
Amortization	—	(386)	(57)	(289)	(732)
Translation adjustment	291	1	32	—	324
Net effect of discontinued operation in the year	—	272	—	—	272
Transfers to held for sale	—	(3,951)	—	—	(3,951)
Balance on December 31, 2013	9,698	4,466	594	1,338	16,096
Addition	—	2,005	259	579	2,843
Disposals	—	(17)	—	—	(17)
Transfer	1,304	—	—	—	1,304
Impairment (note 15)	(1,223)	—	—	—	(1,223)
Amortization	—	(578)	(89)	(455)	(1,122)
Translation adjustment	208	—	25	—	233
Balance on December 31, 2014	9,987	5,876	789	1,462	18,114

	Parent Company
	Goodwill	Concessions	Right of use	Software	Total
Balance on December 31, 2012	9,407	3,996	139	1,122	14,664
Addition	—	884	—	509	1,393
Disposals	—	(28)	—	(4)	(32)
Amortization	—	(386)	(5)	(289)	(680)
Translation adjustment	291	—	—	—	291
Balance on December 31, 2013	9,698	4,466	134	1,338	15,636
Addition	—	2,005	—	579	2,584
Disposals	—	(17)	—	—	(17)
Transfer	1,304	—	—	—	1,304
Impairment (note 15)	(1,223)	—	—	—	(1,223)
Amortization	—	(578)	(5)	(455)	(1,038)
Translation adjustment	208	—	—	—	208
Balance on December 31, 2014	9,987	5,876	129	1,462	17,454

Of the total goodwill, R$5.5836 is allocated to the Nickel CGU which was tested using the Value in use method determined by cash flows based on approved budgets, considering mineral reserves and mineral resources calculated by internal experts, costs and investments based on the best estimate of past performance and approved budgets and sales prices using a range of (21,000 — 23,000 US$/MT). Cash flows used are designed based on the life of each cash-generating unit (consumption of reserve units in the case of minerals) and considering a discount rates range of (7.5% - 8.9%).

14.                               Property, plant and equipment

	Consolidated
	December 31, 2014			December 31, 2013
	Cost	Accumulated Depreciation	Net	Cost	Accumulated Depreciation	Net
Land	2,839	—	2,839	2,215	—	2,215
Buildings	37,569	(6,614)	30,955	23,228	(4,992)	18,236
Facilities	41,831	(13,110)	28,721	36,683	(11,061)	25,622
Equipment	38,200	(13,531)	24,669	31,148	(11,459)	19,689
Mineral properties	55,687	(16,033)	39,654	50,608	(12,479)	38,129
Others	39,543	(10,448)	29,095	34,044	(9,402)	24,642
Construction in progress	51,574	—	51,574	62,775	—	62,775
	267,243	(59,736)	207,507	240,701	(49,393)	191,308

	Parent Company
	December 31, 2014			December 31, 2013
	Cost	Accumulated Depreciation	Net	Cost	Accumulated Depreciation	Net
Land	1,452	—	1,452	1,322	—	1,322
Buildings	15,631	(2,267)	13,364	11,167	(1,718)	9,449
Facilities	22,367	(5,030)	17,337	18,884	(4,534)	14,350
Equipment	11,368	(4,271)	7,097	9,332	(3,691)	5,641
Mineral properties	5,278	(882)	4,396	3,188	(822)	2,366
Others	16,016	(6,196)	9,820	14,316	(5,636)	8,680
Construction in progress	33,855	—	33,855	28,897	—	28,897
	105,967	(18,646)	87,321	87,106	(16,401)	70,705

Property, plant and equipment (net book value) pledged as guarantees for judicial claims on December 31, 2014 and 2013 corresponds to R$179 and R$180, respectively, in consolidated. To the parent company at December 31, 2014 and 2013 corresponds to R$179 and R$147, respectively.

The table below shows the movement of property, plant and equipment during the year:

	Consolidated
	Land	Building	Facilities	Equipment	Mineral properties	Others	Constructions in progress	Total
Balance on December 31, 2012	1,381	12,451	24,024	14,863	38,553	23,053	59,130	173,455
Acquisitions (i)	—	—	—	—	—	—	28,120	28,120
Disposals	(3)	(9)	(155)	(33)	(66)	(3)	(436)	(705)
Impairment (note 15)	—	(30)	(390)	—	—	(6)	(4,964)	(5,390)
Depreciation and amortization	—	(629)	(1,995)	(2,446)	(1,937)	(1,890)	—	(8,897)
Translation adjustment	(18)	378	533	266	2,560	3,529	(83)	7,165
Transfers	855	6,160	4,923	7,039	(973)	1,328	(19,332)	—
Net effect of discontinued operation in the year	—	(105)	(1,334)	—	—	(1,912)	(369)	(3,720)
Transfers to held for sale	—	20	16	—	(8)	543	709	1,280
Balance on December 31, 2013	2,215	18,236	25,622	19,689	38,129	24,642	62,775	191,308
Acquisitions (i)	—	—	—	—	—	—	27,107	27,107
Disposals (ii)	(8)	(113)	(24)	(18)	(665)	(70)	(567)	(1,465)
Transfer to non-current assets held for sale	—	—	(27)	(129)	(225)	(6)	(7,344)	(7,731)
Impairment (note 15)	—	1,407	(124)	296	(2,978)	(43)	(44)	(1,486)
Depreciation and amortization	—	(1,053)	(1,945)	(2,413)	(2,576)	(1,994)	—	(9,981)
Translation adjustment	153	(413)	(536)	2,208	5,595	(972)	3,720	9,755
Transfers	479	12,891	5,755	5,036	2,374	7,538	(34,073)	—
Balance on December 31, 2014	2,839	30,955	28,721	24,669	39,654	29,095	51,574	207,507

(i) interest capitalized and ARO included, see cash flow.

(ii) includes the disposal of CoW Indonesia (note 30).

	Parent Company
	Land	Building	Facilities	Equipment	Mineral properties	Others	Constructions in progress	Total
Balance on December 31, 2012	1,162	4,376	12,300	2,235	3,814	7,271	30,073	61,231
Acquisitions (i)	—	—	—	—	—	—	14,181	14,181
Disposals	—	(3)	(10)	(35)	—	(28)	(644)	(720)
Impairment (note 15)	—	(30)	(390)	—	—	(7)	—	(427)
Depreciation and amortization	—	(216)	(672)	(686)	(289)	(603)	—	(2,466)
Others	160	5,322	4,216	4,127	(1,159)	2,047	(14,713)	—
Transfers to held for sale	—	—	(1,094)	—	—	—	—	(1,094)
Balance on December 31, 2013	1,322	9,449	14,350	5,641	2,366	8,680	28,897	70,705
Acquisitions (i)	—	—	—	—	—	—	15,841	15,841
Internal development	—	52	5	69	70	32	72	300
Disposals	—	(23)	(2)	(21)	—	(10)	(297)	(353)
Impairment (note 15)	—	1,515	84	307	2,362	27	—	4,295
Depreciation and amortization	—	(350)	(904)	(785)	(322)	(1,106)	—	(3,467)
Transfers	130	2,721	3,804	1,886	(80)	2,197	(10,658)	—
Balance on December 31, 2014	1,452	13,364	17,337	7,097	4,396	9,820	33,855	87,321

(i) interest capitalized and ARO included, see cash flow.

15.                               Impairment

According to the accounting policy describe in note 2p, the Company identified evidence of impairment in relation to certain investments, intangible and property, plant and equipment. The following impairment charges and reversals were recorded:

		December 31, 2014
Assets	Cash-generating unit	Net carrying amount	Recoverable amount	Impairment (reversals) adjustment
Property, plant and equipment
Coal	Australia assets (i)	1,228	441	787
Fertilizers	Brazilian assets	10,769	9,193	1,576
Nickel	Onça puma operations	2,245	6,540	(4,295)
Nickel	New Caledonia operations	15,071	14,443	628
Iron ore projects	VGB - Vale BSGR Limited	2,794	—	2,794
		32,107	30,617	1,490
Intangible
Fertilizers	Brazilian assets	1,223	—	1,223
		1,223	—	1,223
		33,330	30,617	2,713
Investment
Energy	Vale Soluções em Energia S.A.	71	—	71
		71	—	71

(i) Refers to Integra e Isaac Plains mining complex

		December 31, 2013
Assets	Cash-generating unit	Net carrying amount	Recoverable amount	Impairment adjustment
Fertilizers	PRC	6,489	1,526	4,963
Pellets	Pelletizing asset	527	100	427
		7,016	1,626	5,390

a)                                     Property plant and equipment and intangible

i.                                         Coal

Australian assets

In May 2014, the Company announced that is taking the necessary steps to place its Integra and Isaac Plains mining complex, both in Australia, into care and maintenance since the operation is not economically feasible under current market conditions.  As a consequence, the Company recognized an impairment of R$787.

ii.                                     Fertilizers

Brazilian Assets

In 2014, volatility of fertilizers products prices contributed to a decrease in the recoverable amount of the fertilizers assets.

The recoverable amount was determined by using discounted cash flow projections based on financial budgets approved by management over the life of the mine.

Management calculated the impairment using commodities prices based on market studies and a discount rate of 7.5%.

PRC

In 2013, the Company suspended the implementation of the Rio Colorado project in Argentina (“PRC”). The company will continue honoring its commitments related to the concessions and reviewing alternatives to enhance the project outcome in order to determine prospects for future project development.

In the fourth quarter of 2013, the Company concluded its analyses in relation to the PRC investment and used its best estimate, to determine the recoverable amount, in determining the “fair value less cost to sell” for purposes of the impairment charge. As a result the Company recognized an impairment charge of R$4.963.

iii.                                 Nickel

Onça Puma operations

In 2012, due to incidents in both furnaces at Onça Puma, which resulted in a fifteen month stoppage of the operation, the Company recognized an impairment of R$ 5,769. After the rebuild of one of the furnaces, operations resumed towards the end of 2013 and have now operated normally for more than one year.  Accordingly, the Company reviewed and updated the recoverable amount of the operations, which resulted in the recognition of a partial recovery of the impairment charged in 2012. The amount recovered in 2014 was R$4,295. For the test the Company used a price range (21,000 — 23,000 US$/MT) and a discount rate of 7.5%.

New Caledonia operations

The operations of New Caledonia have experienced a number of challenges and incidents during the ramp-up period which has lead the Company to adopt a more conservative production ramp up curve that has resulted in the Company conducting an impairment test on the asset.

The recoverable amount was determined using discounted cash flow projections based on financial budgets approved by management over the life of the mine.

Management calculated the impairment using a commodity price range of (21,000 — 23,000 US$/MT) and a discount rate of 7.79%.

As a result of the updated calculations an impairment charge of R$628 was recorded in 2014.

iv.                                  Pellets

Pelletizing assets

The Company analyzed the temporary stoppage of pelletizing plants in Brazil and the uncertainty resumption of operations resulted in the revaluations of these assets with the respective impairment.

v.                                      Iron ore projects

VGB - Vale BSGR Limited

Vale’s 51%-owned subsidiary VBG-Vale BSGR Limited (“VBG”) holds iron ore concession rights in Simandou South (Zogota) and iron ore exploration permits in Simandou North (Blocks 1 & 2) in Guinea. On April 25, 2014 the government of Guinea revoked VBG’S mining concessions, based on the recommendation of a technical committee established pursuant to Guinean legislation. The decision is based on the allegations of fraudulent conduct in connection with the acquisition of licenses by BSGR (Vale´s current partner in VBG) more than one year before Vale had made any investment in VBG. The decision does not indicate any involvement by Vale and therefore does not prohibit Vale to participate in any reallocation of the mining titles.

Vale is actively considering its legal rights towards the Guinean Government and its partner at VBG and addressing options to guarantee the value of both the investments made in Guinea project development as well as the initial investment made in the VBG.  Considering the uncertainties in this process the Company recognized an impairment of the total amount invested in the project.

b)                                     Investment

i.                                         Energy

Based on changes in the Company´s strategy, which have affected the recoverable amount of this investment, Vale recognized an impairment.

16.                               Loans and financing

a)                                     Total debt

	Consolidated		Parent Company
	Current Liabilities
	December 31, 2014	December 31, 2013	December 31, 2014	December 31, 2013
Debt contracts in the international markets
Floating rates in:
US dollars	950	783	670	536
Others currencies	—	4		—
Fixed rates in:
US dollars	183	28	159	—
Accrued charges	887	820	338	312
	2,020	1,635	1,167	848
Debt contracts in Brazil
Floating rates in:
Reais, indexed to TJLP, TR, IPCA, IGP-M and CDI	785	1,756	734	1,603
Basket of currencies and US dollars indexed to LIBOR	561	411	554	405
Fixed rates in:
Reais	128	111	123	106
US dollars	—	14	—	14
Accrued charges	274	231	275	205
	1,748	2,523	1,686	2,333
	3,768	4,158	2,853	3,181

	Consolidated		Parent Company
	Non-current Liabilities
	December 31, 2014	December 31, 2013	December 31, 2014	December 31, 2013
Debt contracts in the international markets
Floating rates in:
US dollars	13,531	10,921	11,721	8,930
Others currencies	7	6	—	—
Fixed rates in:
US dollars	35,166	32,347	3,984	3,514
Euro	4,841	4,840	4,841	4,840
	53,545	48,114	20,546	17,284
Debt contracts in Brazil
Floating rates in:
Reais, indexed to TJLP, TR, IPCA, IGP-M and CDI	14,617	12,584	13,511	11,529
Basket of currencies and US dollars indexed to LIBOR	3,623	3,198	3,609	3,180
Fixed rates in:
Reais	964	737	876	717
US dollars	—	186	—	186
	19,204	16,705	17,996	15,612
	72,749	64,819	38,542	32,896

Below are the payments flows futures of debt (principal and interest), per nature of funding.

	Consolidated					Parent Company
	Bank loans (i)	Capital market (i)	Development agencies (i)	Debt principal (i)	Estimated future payments of interest(ii)	Debt principal (i)
2015	253	—	2,354	2,607	4,045	2,240
2016	94	2,526	2,578	5,198	4,037	2,296
2017	493	3,219	2,779	6,491	3,809	2,467
2018	5,016	2,420	3,108	10,544	3,527	10,143
2019	1,356	2,656	3,540	7,552	2,983	4,545
2020	908	2,973	2,287	6,168	2,654	3,343
Between 2021 and 2025	3,197	8,997	5,666	17,860	8,720	11,138
2026 onwards	1,107	17,270	559	18,936	15,475	4,610
	12,424	40,061	22,871	75,356	45,250	40,782

(i)        Does not include accrued charges.

(ii)     Consists of estimated future payments of interest on our loans, financings and debentures, calculated based on interest rate curves and foreign exchange rates applicable at December 31, 2014 and assuming that all amortization payments and payments at maturity on loans, financings and debentures will be made on their scheduled payments dates. This amount compound of the estimated values of future payments not still recognized, in addition to amounts accrued interest already recognized in the financial statements.

At December 31, 2014, the average annual interest rates by currency on the debt are as follows:

	Consolidated		Parent Company
	Average interest rate (i)	Debt	Average interest rate	Debt
Loans and financing in US dollars	4.54%	53,957	2.68%	20,863
Loans and financing in Reais (ii)	9.55%	16,750	9.39%	15,497
Loans and financing in Euros (iii)	4.06%	5,036	4.06%	5,035
Loans and financing in others currencies	6.24%	774	—	—
		76,517		41,395

(i)                  In order to determine the average interest rate for debt contracts with floating rates, Vale used the last renegotiated rate at December 31, 2014.

(ii)               Brazilian Real denominated debt that bears interest at IPCA, CDI and TJLP, plus spread. For a total of US$ 13,818 the Company entered into derivative transactions to mitigate the exposure to the cash flow variations of the floating rate debt denominated in Brazilian Real, resulting in an average cost of 2.38% per year in US dollars.

(iii)            Eurobonds, for which the Company entered into derivatives to mitigate our exposure to the cash flow variations of the debt denominated in Euros, resulting in an average cost of 4.42% per year in US dollars.

b)                                     Credit lines

						Amounts drawn on
Type	Contractual Currency	Date of agreement		Available until	Total amount	December 31, 2014	December 31, 2013
Revolving Credit Lines
Revolving Credit Facility - Vale/ Vale International/ Vale Canada	US$	April 2011		5 years	7,969	—	—
Revolving Credit Facility - Vale/ Vale International/ Vale Canada	US$	July 2011		5 years	5,312	—	—
Export-Import Bank of China e Bank of China Limited	US$	September 2010	(i)	13 years	3,264	2,820	2,617
BNDES	R$	April 2008	(ii)	10 years	7,300	4,864	4,626
Financing
BNDES - CLN 150	R$	September 2012	(iii)	10 years	3,883	3,339	3,079
BNDES - Investment Sustaining Program 3.0%	R$	June 2013	(iv)	10 years	109	109	87
BNDES - Tecnored 3.5%	R$	December 2013	(v)	8 years	136	74	—
BNDES - S11D e S11D Logística	R$	May 2014	(vi)	10 years	6,164	1,866	—
Canadian Agency Export Development	US$	January 2014	(vii)	5 and 7 years	2,058	2,058	—

(i)                          Acquisition of twelve large ore carriers from chinese shipyards.

(ii)                      Memorandum of understanding signature date, however projects financing term is considered from the signature date of each projects contract amendment.

(iii)                  Capacitação Logística Norte 150 Project (“CLN 150”).

(iv)                   Acquisition of domestic equipment.

(v)                       Support to Tecnored’s investment plan from 2013 to 2015.

(vi)                   Iron ore project S11D and S11D Logistica implementation.

(vii)               General corporate purpose.

Total amounts and amounts disbursed, when not contracted in the reporting currency, are affected by exchange rate variation among the year.

c)                                      Guarantees

As at December 31, 2014 and 2013, our financing and loans, in the amount of R$3,485 and R$3,410, respectively, was secured by property, plant and equipment and receivables.

The securities issued through Vale’s wholly-owned finance subsidiary Vale Overseas Limited, are all fully and unconditionally guaranteed by Vale.

d)                                     Covenants

The main covenants of the Company require maintaining certain ratios, such as debt to EBITDA (Earnings before Interest Taxes, Depreciation and Amortization) and interest coverage. The Company has not identified any instances of noncompliance as of December 31, 2014 and 2013.

17.                               Asset retirement obligations

The Company applies judgments and assumptions when measuring its obligations related to its asset retirement obligation. The accrued amounts of these obligations are not deducted from the potential costs covered by insurance or indemnities.

Long term interest rate used to discount these obligations to present values and to update the provisions on December 31, 2014 was of 5.51% p.a. (6.39% — 2013) on Brazil, of 2.05% p.a. (3.23% — 2013) on Canada and between 1.61% - 8.81% p.a. for the others localities. The liability is periodically updated based on this discount rate plus the inflation index for the year of each locality.

Changes in the provision for asset retirement obligation are as follows:

	Consolidated		Parent Company
	December 31, 2014	December 31, 2013	December 31, 2014	December 31, 2013

Balance at beginning of the year	6,194	5,615	1,946	1,625
Increase expense	465	414	201	174
Incorporation	—	—	98	—
Settlement in the current year	(100)	(90)	(23)	(35)
Revisions in estimated cash flows	2,217	102	973	182
Translation adjustments	173	162	—	—
Transfer held for sale	—	(9)	—	—
Balance at end of the year	8,949	6,194	3,195	1,946

Current	361	225	89	90
Non-current	8,588	5,969	3,106	1,856
	8,949	6,194	3,195	1,946

18.                               Litigation

a)                                     Provision for litigation

Vale is party to labor, civil, tax and other ongoing lawsuits and is discussing these issues both at administrative and court levels.  When applicable, these lawsuits are supported by judicial deposits. Provisions for losses resulting from these processes are estimated and updated by the Company, supported by legal advice of the legal board of the Company and by its legal consultants.

	Consolidated
	Tax litigation	Civil litigation	Labor litigation	Environmental litigation	Total of litigation provision
Balance on December 31, 2012	2,039	575	1,534	70	4,218
Additions	45,226	186	567	14	45,993
Reversals	(23,422)	(144)	(403)	(28)	(23,997)
Payments	(6,738)	(371)	(143)	(1)	(7,253)
Indexation and interest	(40)	281	146	9	396
Transfer to income taxes - settlement program	(16,345)	—	—	—	(16,345)
Translation adjustments	53	(2)	—	—	51
Net changes of the year	—	(8)	6	—	(2)
Transfer to held for sale	(2)	(19)	(54)	3	(72)
Balance on December 31, 2013	771	498	1,653	67	2,989
Additions	237	98	558	77	970
Reversals	44	(247)	(318)	(32)	(553)
Payments	(94)	(46)	(111)	—	(251)
Indexation and interest	97	1	98	12	208
Translation adjustments	33	7	(4)	6	42
Balance on December 31, 2014	1,088	311	1,876	130	3,405

	Parent Company
	Tax litigation	Civil litigation	Labor litigation	Environmental litigation	Total of litigation provision
Balance on December 31, 2012	1,213	247	1,364	43	2,867
Additions	44,377	147	434	9	44,967
Reversals	(23,023)	(75)	(339)	(26)	(23,463)
Payments	(6,459)	(115)	(97)	—	(6,671)
Monetary adjustment	181	17	110	9	317
Transfer to income taxes - settlement program	(16,009)	—	—	—	(16,009)
Balance on December 31, 2013	280	221	1,472	35	2,008
Additions	217	183	578	72	1,050
Reversals	(23)	(207)	(304)	(32)	(566)
Payments	(79)	(42)	(100)	7	(214)
Monetary adjustment / Translation adjustments	41	31	86	12	170
Balance on December 31, 2014	436	186	1,732	94	2,448

Provisions for tax litigation - the nature of tax contingencies balances refer to discussions on the basis of calculations made for the Financial Compensation for Exploiting Mineral Resources (“CFEM”) as well as denials of compensation claims of credits in the settlement of federal taxes in Brazil, and mining taxes at the foreign subsidiaries. The other causes refer to the charges of Additional Port Workers Compensation (“AITP”) and questioning about the location for the purpose of assessment of Service Tax (“ISS”).

Provisions for civil litigation - relates to demands concerning contracts between Vale and unrelated service suppliers companies, concerning differences in amounts due to alleged losses that have occurred due to various economic plans, while other demands are related to accidents, actions damages and other demands.

Provisions for labor and social security litigation - consist of lawsuits filed by employees and service suppliers, related to employment relationships. The most recurring claims are related to payment of overtime, hours in itinerary, and health and safety. The social security (“INSS”) contingencies are related to legal and administrative disputes between INSS and Vale due to applicability of compulsory social security charges.

b)                                     Contingent liabilities

The Company discusses, at administrative and judicial levels, claims where the expectation of loss is classified as possible and has determinate that there is no need to recognize a provision, based on a legal support.

These possible contingent liabilities are as follows:

	Consolidated		Parent Company
	December 31, 2014	December 31, 2013	December 31, 2014	December 31, 2013

Tax litigations	16,187	8,877	13,084	4,842
Civil litigations	3,734	2,855	2,962	2,701
Labor litigations	5,194	5,320	4,491	3,579
Environmental litigations	2,981	3,146	2,881	3,135
Total	28,096	20,198	23,418	14,257

The categories of contingent liabilities in the table above, include the following:

Tax litigation - the most significant claims relate to pending challenges by the Brazilian federal tax authority concerning the deductibility of Brazilian social contribution payments for income tax purposes (approximately R$5,314) and demands by Brazilian state tax authorities for additional payments of the value-added tax on services and circulation of goods (“ICMS”) in relation to the use of ICMS credits from sales and energy transmission.

Civil litigation - most of these claim have been filed by suppliers for indemnification under construction contracts, primarily relating to certain alleged damages, payments and contractual penalties. A number of other claims involve disputed contractual terms for inflation indexation.

Labor litigation - these claims represent a very large number of individual claims by (i) employees and service providers, primarily involving demands for additional compensation for overtime work, time spent commuting or health and safety conditions; and (ii) the Brazilian federal social security administration (“INSS”) regarding contributions on compensation programs based on profits.

Environmental litigation - the most significant claims concern alleged procedural deficiencies in licensing processes, non-compliance with existing environmental licenses or damage to the environment.

c)                                      Judicial deposits

In addition to those provisions and contingent liabilities, there are also judicial deposits. These court-ordered deposits are legally required and are monetarily updated and reported in non-current assets until a judicial decision to draw the deposit occurs, in case of a non-favorable decision to Vale.

Judicial deposits are as follows:

	Consolidated		Parent Company
	December 31, 2014	December 31, 2013	December 31, 2014	December 31, 2013

Tax litigations	940	1,014	664	590
Civil litigations	333	411	115	359
Labor litigations	2,096	2,039	1,942	1,913
Environmental litigations	1	27	—	26
Total	3,370	3,491	2,721	2,888

19.                               Income taxes settlement program (“REFIS”)

In November 2013 the Company elected to participate in the REFIS, a federal tax settlement program with respect to most of the claims related to the collection of income tax and social contribution on equity gain of foreign subsidiaries and affiliates from 2003 to 2012.

The total obligation for REFIS was R$16.3 billion, including the upfront payments and the first installment of R$6 billion in 2013 and during 2014, R$1,161 related to twelve monthly installments. On December 31, 2014, the balance of R$16,785 (R$1,213 in current and R$15,572 in non-current) is due in 166 monthly installments, bearing interest at the SELIC rate.

The effects of the statement of income as at December 31, 2014 and 2013 are summarized as follows:

	2014	2013
Financial expense
Initial recognition of interest/fines	—	(27,916)
SELIC Rate charge on REFIS	(1,603)	21,877
Net increase on financial expenses	(1,603)	(6,039)

Income tax expense
Recognition of obligation	—	(17,084)
Tax effect of deductibility of interest/fines	545	6,516
Other effects	—	1,793
	545	(8,775)
Amount related to discontinued operation	—	(496)
Net effect on income tax expense - continued operations	545	(9,271)
Total effect on Statement of Income	(1,058)	(15,310)

20.                               Income taxes

The Company analyzes the potential tax impact associated with undistributed earnings of each of its subsidiaries and affiliates. As described in note 19, the Company in 2013 entered into the Brazilian REFIS program to pay the amounts related to the collection of income taxes on equity earning of foreign subsidiaries and affiliates from 2003 to 2012 and therefore, the repatriation of these earnings would have no Brazilian tax consequences.

The Law 12,973, 2014 brings changes in taxation of Brazilian companies on profits and income earned abroad through direct and indirect subsidiaries with effect from of the year 2015. As a rule, the new Brazilian tax legislation is intended tax on an accrual basis the profits earned by the direct and indirect subsidiaries in accordance with local practices and on a cash basis the profits of associated companies, being accepted the tax credit when it is paid abroad. Since met certain conditions of the law, is expected option to: (1) the consolidation of income (profit and loss) of direct and indirect subsidiaries eligible by the year 2022; (2) the payment within eight years of the tax generated by the taxation of profits of eligible companies.

The net deferred balances were as follows:

	Consolidated		Parent Company
	December 31, 2014	December 31, 2013	December 31, 2014	December 31, 2013
Taxes losses carryfoward	4,348	4,809	375	728
Temporary differences:
Pension plan	1,783	1,505	311	174
Provision for litigation	970	800	832	683
Provision for losses of assets	2,489	2,255	1,513	1,284
Fair value of financial instruments	3,563	2,517	3,059	2,517
Allocated goodwill	(12,831)	(11,184)	—	—
Impairment	1,946	2,863	995	2,729
Others	(582)	(531)	(655)	(697)
	(2,662)	(1,775)	6,055	6,690
Total	1,686	3,034	6,430	7,418

Assets	10,560	10,596	6,430	7,418
Liabilities	(8,874)	(7,562)	—	—
	1,686	3,034	6,430	7,418

	Consolidated
	Assets	Liabilities	Total
Balance on December 31, 2012	8,282	7,001	1,281
Net income effect	1,731	(388)	2,119
Translation adjustment	249	646	(397)
Constitution/reversal for loss of tax losses	429	—	429
Other comprehensive income	(95)	495	(590)
Net movements of discontinued operation	652	(7)	659
Transfer to held for sale	(652)	(185)	(467)
Balance on December 31, 2013	10,596	7,562	3,034
Net income effect	(52)	196	(248)
Transfers	154	1,304	(1,150)
Translation adjustment	147	295	(148)
Transfer between assets and liabilities	(374)	(374)	—
Other comprehensive income	89	(109)	198
Balance on December 31, 2014	10,560	8,874	1,686

Parent Company
Assets
Balance on December 31, 2012	5,706
Net income effect	1,079
Constitution/reversal for loss of tax losses	728
Other comprehensive income	(95)
Balance on December 31, 2013	7,418
Net income effect	(1,089)
Incorporation	12
Other comprehensive income	89
Balance on December 31, 2014	6,430

Deferred tax assets arising from tax losses, negative social contribution basis and temporary differences are registered taking into consideration the analysis of future performance, based on economic and financial projections, prepared based on internal assumptions and macroeconomic, trade and tax scenarios that may be subject to changes in future.

The income tax in Brazil comprised the taxation on income and social contribution on profit. The statutory rate applicable in the period presented is 34%. In other countries where the Company has operations, it is subject to various rates, depending on jurisdiction.

The total amount presented as income taxes in the statement of income is reconciled to the rate established by law, as follows:

	Year ended as at December 31,
	Consolidated			Parent Company
	2014	2013	2012	2014	2013
Net income before income taxes	2,819	14,995	6,929	3,387	15,403
Income taxes at statutory rates - 34%	(958)	(5,098)	(2,356)	(1,152)	(5,237)
Adjustments that affect the basis of taxes:
Income taxes benefit from interest on stockholders’ equity	2,634	2,688	2,601	2,634	2,688
Tax incentives	209	—	393	206	—
Results of overseas companies taxed by different rates which differs from the parent company rate	(2,867)	408	234	—	—
Income taxes statement program - REFIS (note 19)	—	(11,345)	—	—	(10,982)
Constitution/Reversal for tax loss carryfoward	(410)	387	(445)	—	—
Reversal of deferred tax	—	—	2,533	—	—
Results of equity investments	388	373	422	(4,429)	(668)
Undeductible - impairment	(1,119)	(1,687)	(747)	—	—
Other (i)	(477)	(975)	(40)	308	(1,089)
Income taxes on the profit for the year	(2,600)	(15,249)	2,595	(2,433)	(15,288)

(i)        Include mainly provisional tax on export sale.

•                                          Tax incentives

In Brazil, Vale has a tax incentive for the partial reduction of income tax due to the amount equivalent to the portion allocated by tax law to transactions in the north and northeast regions with iron, pellets, railroad, manganese, copper, nickel and potash. The incentive is calculated based on the tax profit of the activity (called operating income), takes into consideration the allocation of operating profit by incentive production levels during the periods specified for each product as grantees, and generally, for 10 years and in the case of the Company it does not expire until 2023. An amount equal to that obtained with the tax saving must be appropriated in a retained earnings reserve account in Stockholders’ equity, and may not be distributed as dividends to stockholders.

Vale benefits from the allocation of part of income tax due to be reinvested in the purchase of equipment, subject to subsequent approval by the regulatory agency in the incentive area of Superintendence for the Development of Amazonia (SUDAM) and the Superintendence for the Development of Northeast (SUDENE). When the reinvestment approved, the tax benefit is also appropriate in retained earnings reserve, which restricts the distribution as dividends to stockholders.

Vale also has tax incentives related to the production of nickel and cobalt from Vale Nouvelle Caledonie SAS (VNC). These incentives include the exemption of income tax during the construction phase of the project, and also for a period of 15 years beginning in the first year of commercial production, as defined by applicable law, followed by a 5 year 50% exemption of income tax. VNC is subject to a branch profit tax on its profits (after deducting available tax losses) starting in the first year that commercial production is reached, as defined by applicable law. To date, there has been no net taxable income realized in VNC.

In Mozambique, the tax incentives applicable to Vale Mozambique SA for the Moatize Coal Mine Project include a 25% reduction of rate for five years counting from the first year the company has taxable profits. Vale also received tax incentives for projects in Oman and Malaysia.

Vale is subject to the revision of income tax by local tax authorities for up to five years in companies operating in Brazil, ten years for operations in Indonesia and up to seven years for companies with operations in Canada.

21.                               Employee benefits obligations

a)                                     Employee postretirements obligations

In Brazil, the management of the pension plans of the Company is the responsibility of the Fundação Vale do Rio Doce de Seguridade Social (“Valia”) a nonprofit private entity with administrative and financial autonomy. The Brazilian plans are as follows:

Benefit plan Vale Mais (“Vale Mais”) and benefit plan Valiaprev (“Valiaprev”)

Certain of the Company’s employees are participants in plan (Vale Mais e Valiaprev) with components of defined benefit (specific coverage for death, pensions and disability allowances) and components of defined contributions (for programmable benefits). The defined benefits plan is subject to actuarial evaluations. The defined contribution plan represents a fixed amount held on behalf of the participants. Both Vale Mais and Valiaprev were overfunded as at December 31, 2014 and 2013.

Defined benefit plan (“Plano BD”)

The Company also sponsors a pension plan with defined benefit characteristics, covering almost exclusively retirees and their beneficiaries. Currently the plan does not accept new participants, was overfunded as at December 31, 2014 and 2013 and contributions by the Company are not significant.

Abono complementação

The Company sponsors a specific group of former employees entitled to receive additional benefits from Valia normal payments plus post-retirement benefit that covers medical, dental and pharmaceutical assistance. The abono complementação benefit was overfunded as at December 31, 2014 and 2013.

Other benefits

The Company sponsors medical plans for employees that meet specific criteria and for employees who use the abono complementação benefit. Although those benefits are not specific retirement plans, actuarial calculations are used to calculate future commitments. As those benefits are related to health care plans they have the nature of underfunded benefits, and are presented as underfunded plans as at December 31, 2014 and 2013.

The Foreign plans are managed in accordance with the region and centralized in Vale Canada Limited. They are divided between plans in Canada, United Kingdom, Indonesia, New Caledonia, Japan and Taiwan. Pension plans in Canada are composed of a defined benefit and defined contribution component and are the most relevant. Currently the defined benefit plans in other regions do not allow new memberships. Plans abroad are underfunded as at December 31, 2014 and 2013.

Employers’ disclosure about pensions and other post-retirement benefits on the status of the defined benefit elements of all plans is provided as follows.

i. Change in benefit obligation

	Consolidated			Parent Company
	Overfunded pension plans	Underfunded pension plans	Others underfunded pension plans	Overfunded pension plans	Underfunded pension plans	Others underfunded pension plans
Benefit obligation as at December 31, 2012	7,290	14,623	4,179	7,290	4,127	652
Service costs	106	210	91	106	—	—
Interest costs	995	475	282	995	—	55
Benefits paid	(674)	(722)	(163)	(674)	—	(52)
Participant contributions	3	1	(35)	3	—	—
Transfers	4,127	(4,121)	—	4,127	(4,127)	—
Early settlement in the plan	—	(240)	(31)	—	—	—
Effects of change in actuarial assumptions	(2,290)	(582)	(538)	(2,290)	—	(139)
Effect of business combinations	—	5	—	—	—	—
Translation adjustment	—	671	181	—	—	—
Benefit obligation as at December 31, 2013	9,557	10,320	3,966	9,557	—	516
Service Costs	68	225	55	68	—	—
Interest Costs	1,116	549	194	1,116	—	59
Benefits paid	(769)	(755)	(174)	(769)	—	(59)
Participant contributions	3	1	—	3	—	—
Plan settlements	—	—	—	—	—	—
Effects of change in actuarials assumptions	(73)	1,070	(189)	(73)	—	16
Effect of business combinations	—	—	—	—	—	—
Translation adjustment	—	599	129	—	—	—
Benefit obligation as at December 31, 2014	9,902	12,009	3,981	9,902	—	532

ii.                                     Evolution of the fair value of assets

	Consolidated			Parent Company
	Overfunded pension plans	Underfunded pension plans	Others underfunded pension plans	Overfunded pension plans	Underfunded pension plans	Others underfunded pension plans
Fair value of plan assets as at December 31, 2012	9,015	11,619	2	9,015	3,813	—
Interest income	1,131	363	—	1,131	—	—
Employer contributions	304	411	163	304	—	52
Participant contributions	3	1	—	3	—	—
Transfers	3,813	(3,813)	—	3,813	(3,813)	—
Benefits paid	(674)	(722)	(163)	(674)	—	(52)
Administrative expenses	—	(11)	—	—	—	—
Return on plan assets (excluding interest income)	(1,245)	684	—	(1,245)	—	—
Early settlement in the plan	—	(197)	—	—	—	—
Translation adjustment	—	576	(2)	—	—	—
Fair value of plan assets as at December 31, 2013	12,347	8,911	—	12,347	—	—
Interest income	1,471	474	—	1,471	—	—
Employer contributions	310	387	174	310	—	59
Participant contributions	3	1	—	3	—	—
Benefits paid	(769)	(755)	(174)	(769)	—	(59)
Return on plan assets (excluding interest income)	(5)	398	—	(5)	—	—
Translation adjustment	—	456	—	—	—	—
Fair value of plan assets as at December 31, 2014	13,357	9,872	—	13,357	—	—

iii.                                 Reconciliation of assets and liabilities in balance sheet

	Plans in Brazil
	December 31, 2014			December 31, 2013
	Overfunded pension plans	Underfunded pension plans	Others underfunded pension plans	Overfunded pension plans	Underfunded pension plans	Others underfunded pension plans
Ceiling recognition of an asset (ceiling) / onerous liability
Beginning of the year	2,790	—	—	1,725	—	—
Interest income	335	—	—	154	—	—
Changes in asset ceiling/ onerous liability	330	—	—	911	—	—
Ended of the year	3,455	—	—	2,790	—	—

Amount recognized in the balance sheet
Present value of actuarial liabilities	(9,902)	(1,028)	(654)	(9,557)	(1,032)	(646)
Fair value of assets	13,357	928	—	12,347	990	—
Effect of the asset ceiling	(3,455)	—	—	(2,790)	—	—
Assets (liabilities) provisioned	—	(100)	(654)	—	(42)	(646)

Current liabilities	—	—	(66)	—	—	(52)
Non-current liabilities	—	(100)	(588)	—	(42)	(594)
Assets (liabilities) provisioned	—	(100)	(654)	—	(42)	(646)

	Foreign plan
	December 31, 2014			December 31, 2013
	Overfunded pension plans	Underfunded pension plans	Others underfunded pension plans	Overfunded pension plans	Underfunded pension plans	Others underfunded pension plans
Ceiling recognition of an asset (ceiling) / onerous liability

Amount recognized in the balance sheet
Present value of actuarial liabilities	—	(10,981)	(3,327)	—	(9,288)	(3,320)
Fair value of assets	—	8,944	—	—	7,921	—
Assets (liabilities) provisioned	—	(2,037)	(3,327)	—	(1,367)	(3,320)

Current liabilities	—	(42)	(69)	—	(22)	(153)
Non-current liabilities	—	(1,995)	(3,258)	—	(1,345)	(3,167)
Assets (liabilities) provisioned	—	(2,037)	(3,327)	—	(1,367)	(3,320)

	Total
	December 31, 2014			December 31, 2013
	Overfunded pension plans	Underfunded pension plans	Others underfunded pension plans	Overfunded pension plans	Underfunded pension plans	Others underfunded pension plans
Ceiling recognition of an asset (ceiling) / onerous liability
Beginning of the year	2,790	—	—	1,725	—	—
Interest income	335	—	—	154	—	—
Changes in asset ceiling/ onerous liability	330	—	—	911	—	—
Ended of the year	3,455	—	—	2,790	—	—

Amount recognized in the balance sheet
Present value of actuarial liabilities	(9,902)	(12,009)	(3,981)	(9,557)	(10,320)	(3,966)
Fair value of assets	13,357	9,872	—	12,347	8,911	—
Effect of the asset ceiling	(3,455)	—	—	(2,790)	—	—
Assets (liabilities) provisioned	—	(2,137)	(3,981)	—	(1,409)	(3,966)

Current liabilities	—	(42)	(135)	—	(22)	(205)
Non-current liabilities	—	(2,095)	(3,846)	—	(1,387)	(3,761)
Assets (liabilities) provisioned	—	(2,137)	(3,981)	—	(1,409)	(3,966)

	Parent Company
	December 31, 2014			December 31, 2013
	Overfunded pension plans	Underfunded pension plans	Others underfunded pension plans	Overfunded pension plans	Underfunded pension plans	Others underfunded pension plans
Ceiling recognition of an asset (ceiling) / onerous liability
Beginning of the year	2,790	—	—	1,725	—	—
Interest income	335	—	—	154	—	—
Changes in asset ceiling/ onerous liability	330	—	—	911	—	—
Ended of the year	3,455	—	—	2,790	—	—

Amount recognized in the balance sheet
Present value of actuarial liabilities	(9,902)	—	(532)	(9,557)	—	(516)
Fair value of assets	13,357	—	—	12,347	—	—
Effect of the asset ceiling	(3,455)	—	—	(2,790)	—	—
Assets (liabilities) provisioned	—	—	(532)	—	—	(516)

Current liabilities	—	—	(66)	—	—	(52)
Non-current liabilities	—	—	(466)	—	—	(464)
Assets (liabilities) provisioned	—	—	(532)	—	—	(516)

iv.                                  Costs recognized in the income statements

	Consolidated
	Year ended as at December 31,
	2014			2013			2012
	Overfunded pension plans	Underfunded pension plans	Others underfunded pension plans	Overfunded pension plans	Underfunded pension plans	Others underfunded pension plans	Overfunded pension plans	Underfunded pension plans	Others underfunded pension plans
Current service cost	68	225	55	106	210	91	—	223	70
Interest on expense on liabilities	1,116	549	194	995	475	282	603	800	200
Interest income on plan assets	(1,471)	(474)	—	(1,131)	(363)	—	(916)	(749)	—
Effect of the asset ceiling	335	—	—	154	—	—	313	23	—
Total costs, net	48	300	249	124	322	373	—	297	270

	Parent Company
	Year ended as at December 31,
	2014			2103
	Overfunded pension plans	Underfunded pension plans	Others underfunded pension plans	Overfunded pension plans	Underfunded pension plans	Others underfunded pension plans
Current service cost	68	—	—	106	—	—
Interest on expense on liabilities	1,116	—	59	995	—	55
Interest income on plan assets	(1,471)	—	—	(1,131)	—	—
Effect of the asset ceiling	335	—	—	154	—	—
Total costs, net	48	—	59	124	—	55

v.                                      Costs recognized in the statement of comprehensive income for the year

	Consolidated
	Year ended as at December 31,
	2014			2013			2012
	Overfunded pension plans	Underfunded pension plans	Others underfunded pension plans	Overfunded pension plans	Underfunded pension plans	Others underfunded pension plans	Overfunded pension plans	Underfunded pension plans	Others underfunded pension plans
Beginning of the year	(219)	(926)	(460)	(7)	(1,970)	(778)	(7)	(988)	(337)
Effect of changes acturials assumptions	73	(1,070)	189	2,290	574	537	(1,338)	(2,193)	(588)
Return on plan assets (excluding interest income)	(5)	398	—	(1,245)	731	—	(154)	805	—
Change of asset ceiling / costly liabilities (excluding interest income)	(312)	—	—	(911)	—	—	1,492	162	—
Others	—	66	—	—	—	—	—	—	—
	(244)	(606)	189	134	1,305	537	—	(1,226)	(588)
Income tax	83	159	(38)	(42)	(410)	(162)	—	357	176
Others comprehensive income	(161)	(447)	151	92	895	375	—	(869)	(412)
Conversion of Effect	—	(174)	(25)	—	(163)	(55)	—	(113)	(29)
Transfers/ low	—	32	(16)	(304)	312	(2)	—	—	—
Others comprehensive income	(380)	(1,515)	(350)	(219)	(926)	(460)	(7)	(1,970)	(778)

	Parent Company
	Year ended as at December 31,
	2014			2013
	Overfunded pension plans	Underfunded pension plans	Others underfunded pension plans	Overfunded pension plans	Underfunded pension plans	Others underfunded pension plans
Beginning of the year	(219)	7	(109)	(7)	(297)	(201)
Effect of changes acturials assumptions	73	—	(17)	2,290	—	139
Return on plan assets (excluding interest income)	(5)	—	—	(1,245)	—	—
Change of asset ceiling / costly liabilities (excluding interest income)	(312)	—	—	(911)	—	—
	(244)	—	(17)	134	—	139
Income tax	83	—	6	(42)	—	(47)
Others comprehensive income	(161)	—	(11)	92	—	92
Conversion of effect	—	—	—	—	—	—
Transfers/ low	—	—	—	(304)	304	—
Accumulated other comprehensive income	(380)	7	(120)	(219)	7	(109)

vi.                                  Risks related to plans

The Administrators of the plans have committed to strategic planning to strengthen internal controls and risk management. This commitment is archive by conducting audits of internal controls, which aim to mitigate operational risks in routine management of market risk and credit activities.

Risks are presented as follow:

Legal - Lawsuits: issuing periodic reports to internal audit and directors contemplating the analysis of lawyers about the possibility of loss (remote, probable or possible), aiming to support the administrative decision regarding provisioning.

Contracts, tax and decision-making process: previous legal analysis through technical advice.

Analysis and ongoing monitoring of developments in the legal scenario and its dissemination within the institution in order to subsidize the administrative plans, considered the impact of regulatory changes.

Actuarial - The annual actuarial valuation of the benefit plans comprises the assessment of costs, revenues and adequacy of plan funding. It also considered the monitoring of biometric, economic and financial assumptions (asset volatility, changes in interest rates, inflation, life expectancy, salaries and other).

Market - Profitability projections are performed for the various plans and profiles of investments for 10 years in the management study of assets and liabilities. These projections include the risks of investments in various market segments. Furthermore, the risks for short-term market of the plans are monitored monthly through metrics of VaR (Value at Risk) and stress testing. For exclusive investment funds of Valia, the market risk is measured daily by the custodian asset bank.

Credit - Assessment of the credit quality of issuers by hiring expert consultants to evaluate financial institutions and internal assessment of payment ability of non-financial companies. For assets of non-financial companies is conducted a monitoring of the company until the maturity of the security.

vii.                              Actuarial and economic assumptions and sensitivity analysis

All calculations involve future actuarial projections about some parameters, such as: salaries, interest, inflation, the behavior of INSS benefits, mortality, disability, etc.

The economic actuarial assumptions adopted have been formulated considering the long-term period for maturity and should therefore be examined accordingly. So, in the short term, they may not necessarily be realized.

In the evaluations were adopted the following assumptions:

	Brazil
	December 31, 2014			December 31, 2013
	Overfunded pension plans	Underfunded pension plans	Others underfunded pension plans	Overfunded pension plans	Underfunded pension plans	Others underfunded pension plans
Discount nominal average rate	12.70%	12.54%	12.39%	12.13%	12.46%	12.57%
Nominal average rate to determine expense/ (income)	12.37%	12.46%	N/A	9.98%	8.12%	N/A
Nominal average rate of salary increase	6.94%	8.12%	N/A	6.00%	6.00%	N/A
Nominal average rate of benefit increase	6.00%	6.00%	6.00%	6.00%	6.00%	6.00%
Immediate health care cost trend rate	N/A	N/A	9.18%	N/A	N/A	9.18%
Ultimate health care cost trend rate	N/A	N/A	9.18%	N/A	N/A	9.18%
Nominal average rate of price inflation	6.00%	6.00%	6.00%	6.00%	6.00%	6.00%

	Foreign
	December 31, 2014		December 31, 2013
	Underfunded pension plans	Others underfunded pension plans	Underfunded pension plans	Others underfunded pension plans
Discount rate to determine benefit obligation	3.89%	4.10%	4.80%	5.40%
Nominal average rate to determine expense/ (income)	4.80%	N/A	4.80%	N/A
Nominal average rate of salary increase	3.90%	N/A	4.00%	3.00%
Nominal average rate of benefit increase	3.90%	3.00%	4.00%	3.00%
Immediate health care cost trend rate	N/A	7.22%	N/A	7.00%
Ultimate health care cost trend rate	N/A	4.49%	N/A	4.45%
Nominal average rate of price inflation	2.00%	2.00%	2.00%	2.00%

For the sensitivity analysis, the Company considers the effect of 1% in nominal discount rate to determine the actuarial liability. The effects of this change in actuarial liabilities in premise and adopted the average duration of the plan are shown below:

				December 31, 2014
	Consolidated			Parent Company
	Overfunded pension plans	Underfunded pension plans	Others underfunded pension plans	Overfunded pension plans	Underfunded pension plans	Others underfunded pension plans
Nominal discount rate - 1% increase
Actuarial liability balance	8,945	9,684	3,445	8,945	—	495
Assumptions made	13.36%	4.91%	6.50%	13.36%	—	13.36%
Average duration of the obligation - (years)	10.17	12.43	15.61	10.17	—	7.16

Nominal discount rate - 1% reduction
Actuarial liability balance	11,050	12,463	4,635	11,050		576
Assumptions made	11.36%	2.91%	4.36%	11.36%	—	11.36%
Average duration of the obligation - (years)	10.98	12.44	15.94	10.98	—	7.90

viii.                          Assets of pension plans

Brazilian plan assets as at December 31, 2014 and 2013 include respectively (i) investments in a portfolio of Vale’s own stock amounting to R$250 and R$482; (ii) equity investments from related parties amounting to R$3 and R$13; and (iv) Brazilian Federal Government in securities of R$9,512 and R$7,714.

Foreign plan assets as at December 31, 2014 and 2013 included Canadian Government securities amounted to R$2.263 and R$1.848, respectively.

ix.                                  Overfunded pension plans

Assets by category are as follows:

	Consolidated
	December 31, 2014				December 31, 2013
	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total
Assets by category
Accounts Receivable	14	—	—	14	6	—	—	6
Equity securities	1,261	—	—	1,261	2,037	—	—	2,037
Debt securities - Corporate bonds	—	418	—	418	—	461	—	461
Debt securities - Government bonds	5,595	—	—	5,595	4,053	—	—	4,053
Investments funds - Fixed Income	6,035	—	—	6,035	6,330	—	—	6,330
Investments funds - Equity	885	—	—	885	798	—	—	798
International investments	—	—	—	—	23	—	—	23
Structured investments - Private Equity funds	—	—	671	671	—	—	532	532
Structured investments - Real estate funds	—	—	19	19	—	—	19	19
Real estate	—	—	1,322	1,322	—	—	1,282	1,282
Loans to participants	—	—	1,070	1,070	—	—	1,009	1,009
Total	13,790	418	3,082	17,290	13,247	461	2,842	16,550
Funds not related to risk plans				(3,933)				(4,203)
Fair value of plan assets at end of year				13,357				12,347

	Parent Company
	December 31, 2014				December 31, 2013
	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total
Assets by category
Accounts Receivable	14	—	—	14	6	—	—	6
Equity securities	1,261	—	—	1,261	2,037	—	—	2,037
Debt securities - Corporate bonds	—	418	—	418	—	461	—	461
Debt securities - Government bonds	5,595	—	—	5,595	4,053	—	—	4,053
Investments funds - Fixed Income	6,035	—	—	6,035	6,330	—	—	6,330
Investments funds - Equity	885	—	—	885	798	—	—	798
International investments	—	—	—	—	23	—	—	23
Structured investments - Private Equity funds	—	—	671	671	—	—	532	532
Structured investments - Real estate funds	—	—	19	19	—	—	19	19
Real estate	—	—	1,322	1,322	—	—	1,282	1,282
Loans to participants	—	—	1,070	1,070	—	—	1,009	1,009
Total	13,790	418	3,082	17,290	13,247	461	2,842	16,550
Funds not related to risk plans				(3,933)				(4,203)
Fair value of plan assets at end of year				13,357				12,347

Measurement of overfunded plan assets at fair value with no observable market variables - level 3:

	Consolidated
	Private Equity Funds	Real State Funds	Real State	Loans to Participants	Total
Balance as at December 31, 2012	393	17	935	398	1,743
Actual return on plan assets	28	1	206	103	338
Assets purchases and settlements	62	—	—	510	572
Assets sold during the year	(39)	—	(90)	(424)	(553)
Transfers in and/ out of Level 3	88	1	231	422	742
Balance as at December 31, 2013	532	19	1,282	1,009	2,842
Actual return on plan assets	(28)	—	131	122	225
Assets purchases, sales and settlements	208	—	8	437	653
Assets sold during the year	(41)	—	(99)	(498)	(638)
Balance as at December 31, 2014	671	19	1,322	1,070	3,082

	Parent Company
	Private Equity Funds	Real State Funds	Real State	Loans to Participants	Total
Balance as at December 31, 2012	393	17	935	398	1,743
Actual return on plan assets	28	1	206	103	338
Assets sold during the year	(39)	—	(90)	(424)	(553)
Translation adjustment	62	—	—	510	572
Transfers in and/ out of Level 3	88	1	231	422	742
Balance as at December 31, 2013	532	19	1,282	1,009	2,842
Actual return on plan assets	(28)	—	131	122	225
Assets purchases, sales and settlements	208	—	8	437	653
Assets sold during the year	(41)	—	(99)	(498)	(638)
Balance as at December 31, 2014	671	19	1,322	1,070	3,082

x.                                      Underfunded pension plans

Assets by category are as follows:

	Consolidated
	December 31, 2014				December 31, 2013
	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total
Assets by category
Cash and cash equivalents	3	78	—	81	97	75	—	172
Equity securities	4,292	25	—	4,317	3,576	19	—	3,595
Debt securities - Corporate bonds	—	1,069	—	1,069	—	867	—	867
Debt securities - Government bonds	205	2,263	—	2,468	427	1,850	—	2,277
Investments funds - Fixed Income	502	—	—	502	263	—	—	263
Investments funds - Equity	251	1,055	—	1,306	582	1,099	—	1,681
Structured investments - Private Equity funds	—	—	48	48	—	—	—	—
Structured investments - Real estate funds	—	—	1	1	—	—	—	—
Real estate	—	—	65	65	—	—	56	56
Loans to participants	—	—	15	15	—	—	—	—
Total	5,253	4,490	129	9,872	4,945	3,910	56	8,911
Funds not related to risk plans				—				—
Fair value of plan assets at end of year				9,872				8,911

Measurement of overfunded plan assets at fair value with no observable market variables - Level 3:

	Private Equity Funds	Real State Funds	Real State	Loans to Participants	Total
Balance as at December 31, 2012	88	1	291	422	802
Actual return on plan assets	—	—	4	—	4
Transfers in and/ out of Level 3	(88)	(1)	(239)	(422)	(750)
Balance as at December 31, 2013	—	—	56	—	56
Actual return on plan assets	—	—	9	—	9
Assets sold during the year	48	1	—	15	64
Translation adjustment	—	—	—	—	—
Transfers in and/ out of Level 3	—	—	—	—	—
Balance as at December 31, 2014	48	1	65	15	129

xi.                                  Disbursement of future cash flow

Vale expects to disburse R$683 in Consolidated and R$217 in parent company in 2015 in relation to pension plans and other benefits.

xii.                              Expected benefit payments

The following table presents the expected benefit payments, which reflect future services:

	December 31, 2014
	Overfunded pension plans	Underfunded pension plans	Others underfunded pension plans
2015	762	630	184
2016	808	622	192
2017	857	611	197
2018	907	603	207
2019	958	595	215
2020 and thereafter	5,584	2,938	1,004

b)                                     Profit sharing program (“PLR”)

The Company has a profit sharing program (“PLR”) measured on the evaluation of individual and collective performance of its employees.

The PPR is calculated according to the achievement of goals of the employees and to the results of the Company. The model of PLR was approved by the Board of Directors and discussed with the unions.

The Company accrued expenses and costs related to participation in the results as follow:

	Consolidated			Parent Company
	Year ended as at December 31,
	2014	2013	2012	2014	2013
Operational expenses	299	471	830	227	396
Cost of goods sold and services rendered	865	919	954	710	782
Total	1,164	1,390	1,784	937	1,178

c)                                      Long-term incentive programs

In order to promote stockholder cultures, in addition to increasing the ability to retain executives and to strengthen the culture of sustainability performance, Vale has a long-term incentive programs (Matching plan and long-term incentive plan — ILP) for some executives of the Company, covering 3 to 4 years cycles.

For the Matching plan, the participants may acquire preferred stocks of Vale to participate on the plan, through a prescribed financial institution under market conditions and without any benefit being provided by Vale. Since 2014, the participation on the program has been mandatory for the executive officers.

The shares purchased by executive have no restrictions and can be sold at any time. However, the shares need to be held for a period of three years, and the executives need to maintain their employment relationship with Vale during this period the participant shall be entitled, as long as the shares are not sold and employment relationship is maintained, to receive from Vale, a payment in cash equivalent to the value of their stock holdings under this scheme based on market quotations. The total number of stocks linked to the plan as at December 31, 2014 and 2013 was 6,710,413 and 6,214,288, respectively.

For ILP plan, certain eligible executives have the opportunity to receive at the end of a four year cycle a monetary value equivalent to market value of a determined number of stocks based on an assessment of their careers and performance factors measured as an indicator of total return to the Stockholders.

Liabilities are measured at fair value on the date of each issuance of the report, based on market rates. Compensation costs incurred are recognized by the defined vesting period of three years. At December 31, 2014, 2013 the Company recorded a liability with impact of R$163 and R$198 respectively, in the statement of income.

22.                               Classification of financial instruments

The classification of financial assets and liabilities is as follows:

	Consolidated				Parent Company
	December 31, 2014
Financial assets	Loans and receivables (i)	At fair value through profit or loss (ii)	Derivatives designated as hedge (iii)	Total	Loans and receivables (i)	At fair value through profit or loss (ii)	Total
Current
Cash and cash equivalents	10,555	—	—	10,555	685	—	685
Financial investments	392	—	—	392	392	—	392
Derivative financial instruments	—	441	—	441	—	370	370
Accounts receivable	8,700	—	—	8,700	30,599	—	30,599
Related parties	1,537	—	—	1,537	2,227	—	2,227
	21,184	441	—	21,625	33,903	370	34,273
Non current
Related parties	93	—	—	93	902	—	902
Loans and financing agreements receivable	609	—	—	609	104	—	104
Derivative financial instruments	—	231	—	231	—	29	29
	702	231	—	933	1,006	29	1,035
Total of Assets	21,886	672	—	22,558	34,909	399	35,308

Financial liabilities
Current
Suppliers and contractors	11,566		—	11,566	6,818	—	6,818
Derivative financial instruments	—	2,539	1,221	3,760	—	948	948
Loans and financing	3,768	—	—	3,768	2,853	—	2,853
Related parties	813	—	—	813	5,622	—	5,622
	16,147	2,539	1,221	19,907	15,293	948	16,241
Non current
Derivative financial instruments	—	4,273	3	4,276	—	3,866	3,866
Loans and financing	72,749	—	—	72,749	38,542	—	38,542
Related parties	288	—	—	288	43,606	—	43,606
Participative stockholders’ debentures	—	4,584	—	4,584	—	4,584	4,584
Others (iv)	—	303	—	303	—	303	303
	73,037	9,160	3	82,200	82,148	8,753	90,901
Total of Liabilities	89,184	11,699	1,224	102,107	97,441	9,701	107,142

(i) Non derivative financial instruments with identifiable cash flow.

(ii) Financial instruments for trading in short term.

(iii)  See note 24a.

(iv) See note 23a.

	Consolidated					Parent Company
	December 31, 2013
Financial assets	Loans and receivables (i)	At fair value through profit or loss (ii)	Derivatives designated as hedge (iii)	Available for sale	Total	Loans and receivables (i)	At fair value through profit or loss (ii)	Total
Current
Cash and cash equivalents	12,465	—	—	—	12,465	3,635	—	3,635
Financial investments	8	—	—	—	8	8	—	8
Derivative financial instruments	—	459	12	—	471	—	378	378
Accounts receivable	13,360	—	—	—	13,360	14,167	—	14,167
Related parties	611	—	—	—	611	1,684	—	1,684
	26,444	459	12	—	26,915	19,494	378	19,872
Non current
Related parties	253	—	—	—	253	864	—	864
Loans and financing agreements receivable	564	—	—	—	564	192	—	192
Derivative financial instruments	—	329	—	—	329	—	—	—
Others	—	—	—	11	11	—	—	—
	817	329	—	11	1,157	1,056	—	1,056
Total of Assets	27,261	788	12	11	28,072	20,550	378	20,928

Financial liabilities
Current
Suppliers and contractors	8,837	—	—	—	8,837	3,640	—	3,640
Derivative financial instruments	—	464	92	—	556	—	435	435
Loans and financing	4,158	—	—	—	4,158	3,181	—	3,181
Related parties	479	—	—	—	479	6,453	—	6,453
	13,474	464	92	—	14,030	13,274	435	13,709
Non current
Derivative financial instruments	—	3,469	27	—	3,496	—	3,188	3,188
Loans and financing	64,819	—	—	—	64,819	32,896	—	32,896
Related parties	11	—	—	—	11	32,013	—	32,013
Participative stockholders’ debentures	—	4,159	—	—	4,159	—	4,159	4,159
	64,830	7,628	27	—	72,485	64,909	7,347	72,256
Total of Liabilities	78,304	8,092	119	—	86,515	78,183	7,782	85,965

(i) Non derivative financial instruments with identifiable cash flow.
(ii) Financial instruments for trading in short term.
(iii) See note 24a.

The classification of financial assets and liabilities by currencies are as follows:

	Consolidated
	December 31, 2014
Financial assets	R$	US$	CAD	AUD	EUR	Others currencies	Total
Current
Cash and cash equivalents	2,595	7,379	58	101	162	260	10,555
Financial investments	392	—	—	—	—	—	392
Derivative financial instruments	369	72	—	—	—	—	441
Accounts receivable	1,966	6,678	32	—	21	3	8,700
Related parties	1,054	483	—	—	—	—	1,537
	6,376	14,612	90	101	183	263	21,625
Non-current
Related parties	11	82	—	—	—	—	93
Loans and financing agreements receivable	104	505	—	—	—	—	609
Derivative financial instruments	29	202	—	—	—	—	231
	144	789	—	—	—	—	933
Total of Assets	6,520	15,401	90	101	183	263	22,558

Financial liabilities
Current
Suppliers and contractors	5,798	5,690	3	3	72	—	11,566
Derivative financial instruments	948	2,812	—	—	—	—	3,760
Loans and financing	1,169	2,355	50	—	194	—	3,768
Related parties	810	3	—	—	—	—	813
	8,725	10,860	53	3	266	—	19,907
Non-current
Derivative financial instruments	3,867	409	—	—	—	—	4,276
Loans and financing	15,582	51,764	558	5	4,840	—	72,749
Related parties	288	—	—	—	—	—	288
Stockholders’ Debentures	4,584	—	—	—	—	—	4,584
Others	303	—	—	—	—	—	303
	24,624	52,173	558	5	4,840	—	82,200
Total of Liabilities	33,349	63,033	611	8	5,106	—	102,107

	Consolidated
	December 31, 2013
Financial assets	R$	US$	CAD	AUD	EUR	Others currencies	Total
Current
Cash and cash equivalents	4,348	7,597	110	215	80	115	12,465
Financial investments	8	—	—	—	—	—	8
Derivative financial instruments	378	93	—	—	—	—	471
Accounts receivable	1,089	11,964	26	131	2	148	13,360
Related parties	426	185	—	—	—	—	611
	6,249	19,839	136	346	82	263	26,915
Non-current
Related parties	21	232	—	—	—	—	253
Loans and financing agreements receivable	192	372	—	—	—	—	564
Derivative financial instruments	—	329	—	—	—	—	329
Others	—	11	—	—	—	—	11
	213	944	—	—	—	—	1,157
Total of Assets	6,462	20,783	136	346	82	263	28,072

Financial liabilities
Current
Suppliers and contractors	4,404	2,414	1,422	276	232	89	8,837
Derivative financial instruments	435	121	—	—	—	—	556
Loans and financing	2,086	1,874	—	4	194	—	4,158
Related parties	477	2	—	—	—	—	479
	7,402	4,411	1,422	280	426	89	14,030
Non-current
Derivative financial instruments	3,188	308	—	—	—	—	3,496
Loans and financing	13,321	46,652	—	6	4,840	—	64,819
Related parties	—	11	—	—	—	—	11
Stockholders’ Debentures	4,159	—	—	—	—	—	4,159
	20,668	46,971	—	6	4,840	—	72,485
Total of Liabilities	28,070	51,382	1,422	286	5,266	89	86,515

	Parent Company
	December 31, 2014
Financial assets	R$	US$	CAD	AUD	EUR	Others currencies	Total
Current
Cash and cash equivalents	667	18	—	—	—	—	685
Financial investments	392	—	—	—	—	—	392
Derivative financial instruments	370	—	—	—	—	—	370
Accounts receivable	4,795	25,787	—	—	17	—	30,599
Related parties	2,165	79	—	(17)	—	—	2,227
	8,389	25,884	—	(17)	17	—	34,273
Non-current
Related parties	902	—	—	—	—	—	902
Loans and financing agreements receivable	90	14	—	—	—	—	104
Derivative financial instruments	29	—	—	—	—	—	29
	1,021	14	—	—	—	—	1,035
Total of Assets	9,410	25,898	—	(17)	17	—	35,308

Financial liabilities
Current
Suppliers and contractors	5,764	985	2	1	65	1	6,818
Derivative financial instruments	948	—	—	—	—	—	948
Loans and financing	1,111	1,548	—	—	194	—	2,853
Related parties	4,347	593	3	12	586	81	5,622
	12,170	3,126	5	13	845	82	16,241
Non-current
Derivative financial instruments	3,866	—	—	—	—	—	3,866
Loans and financing	14,387	19,314	—	—	4,841	—	38,542
Related parties	43,091	515	—	—	—	—	43,606
Participative stockholders’ debentures	4,584	—	—	—	—	—	4,584
Others	303	—	—	—	—	—	303
	66,231	19,829	—	—	4,841	—	90,901
Total of Liabilities	78,401	22,955	5	13	5,686	82	107,142

	Parent Company
	December 31, 2013
Financial assets	R$	US$	CAD	AUD	EUR	Others currencies	Total
Current
Cash and cash equivalents	3,626	9	—	—	—	—	3,635
Financial investments	8	—	—	—	—	—	8
Derivative financial instruments	378	—	—	—	—	—	378
Accounts receivable	1,183	12,984	—	—	—	—	14,167
Related parties	1,512	189	—	—	(17)	—	1,684
	6,707	13,182	—	—	(17)	—	19,872
Non-current
Related parties	42	822	—	—	—	—	864
Loans and financing agreements receivable	192	—	—	—	—	—	192
	234	822	—	—	—	—	1,056
Total of Assets	6,941	14,004	—	—	(17)	—	20,928

Financial liabilities
Current
Suppliers and contractors	3,499	101	2	—	23	15	3,640
Derivative financial instruments	435	—	—	—	—	—	435
Loans and financing	1,902	1,085	—	—	194	—	3,181
Related parties	(139)	5,888	3	12	606	83	6,453
	5,697	7,074	5	12	823	98	13,709
Non-current
Derivative financial instruments	3,188	—	—	—	—	—	3,188
Loans and financing	12,246	15,810	—	—	4,840	—	32,896
Related parties	1,029	30,985	—	—	(1)	—	32,013
Participative stockholders’ debentures	4,159	—	—	—	—	—	4,159
	20,622	46,795	—	—	4,839	—	72,256
Total of Liabilities	26,319	53,869	5	12	5,662	98	85,965

23.                               Fair value estimate

Due to the short-term cycle, it is assumed that the fair value of cash and cash equivalents balances, financial investments, accounts receivable and accounts payable are close to their book values. For the measurement and determination of fair value, the Company uses various methods including market, income or cost approaches, in order to estimate the value that market participants would use when pricing the asset or liability.  The financial assets and liabilities recorded at fair value classified and disclosed in accordance with the following levels:

Level 1 — Unadjusted quoted prices on an active, liquid and visible market for identical assets or liabilities that are accessible at the measurement date;

Level 2 — Quoted prices (adjusted or unadjusted) for identical or similar assets or liabilities on active markets; and

Level 3 — Assets and liabilities, for which quoted prices, do not exist, or where prices or valuation techniques are supported by little or no market activity, unobservable or illiquid.

a)                                     Assets and liabilities measured and recognized at fair value

	Consolidated				Parent Company
	December 31, 2014			December 31, 2013	December 31, 2014			December 31, 2013
	Level 2	Level 3	Total	Level 2	Level 2	Level 3	Total	Level 2
Financial Assets
Current
Derivatives at fair value through profit or loss	441	—	441	459	370	—	370	378
Derivatives designated as hedge	—	—	—	12	—	—	—	—
	441	—	441	471	370	—	370	378
Non-Current
Derivatives at fair value through profit or loss	231	—	231	329	29	—	29	—
	231	—	231	329	29	—	29	—
Total of Assets	672	—	672	800	399	—	399	378

Financial Liabilities
Current
Derivatives at fair value through profit or loss	2,539	—	2,539	464	948	—	948	435
Derivatives designated as hedge	1,221	—	1,221	92	—	—	—	—
	3,760	—	3,760	556	948	—	948	435
Non-Current
Derivatives at fair value through profit or loss	4,273	—	4,273	3,469	3,866	—	3,866	3,188
Derivatives designated as hedge	3	—	3	27	—	—	—	—
Participative stockholders’ debentures	4,584	—	4,584	4,159	4,584	—	4,584	4,159
Others (minimun return instrument)	—	303	303	—	—	303	303	—
	8,860	303	9,163	7,655	8,450	303	8,753	7,347
Total of Liabilities	12,620	303	12,923	8,211	9,398	303	9,701	7,782

Methods and techniques of evaluation

i)                                        Derivatives designated or not as hedge

The financial instruments were evaluated by calculating their present value through the use of instrument yield curves at the verification dates. The curves and prices used in the calculation for each group of instruments are detailed in the “market curves”.

The pricing method used for European options is the Black & Scholes model. In this model, the fair value of the derivative is a function of the volatility in the price of the underlying asset, the exercise price of the option, the interest rate and period to maturity. In the case of options when the income is a function of the average price of the underlying asset over the period of the option, the Company uses Turnbull & Wakeman model. In this model, besides the factors that influence the option price in the Black-Scholes model, the formation period of the average price is also considered.

In the case of swaps, both the present value of the assets and liability tip are estimated by discounting the cash flow by the interest rate of the currency in which the swap is denominated. The difference between the present value of assets and liability of the swap generates its fair value.

In the case of swaps tied to the TJLP, the calculation of the fair value considers the TJLP are constant, that is the projections of future cash flow in Brazilian Reais are made on the basis of the last TJLP disclosed.

Contracts for the purchase or sale of products, inputs and costs of selling with future settlement are priced using the forward yield curves for each product. Typically, these curves are obtained on the stock exchanges where the products are traded, such as the London Metals Exchange (“LME”), the Commodity Exchange (“COMEX”) or other providers of market prices. When there is no price for the desired maturity, Vale uses an interpolation between the available maturities.

ii)                                    Participative stockholders’ debentures

Comprise the debentures issued during the privatization process (note 30(c)), whose fair values are measured based on the market approach. Reference prices are available on the secondary market.

iii)                                Minimum return instrument

Refers to a minimum return instrument held by Brookfield that under certain conditions can generate a disbursement obligation to Vale at the end of the sixth year of the completion of the acquisition of interest in VLI (Note 6b). The Company used internal assumptions in a probability model to calculate the fair value of this instrument.

b)                                     Fair value measurement compared to book value

For loans allocated to Level 1 market approach to the contracts listed on the secondary market is the evaluation method used to estimate debt fair value. For loans allocated Level 2, the fair value for both fixed-indexed rate debt and floating rate debt is determined by the discounted cash flow using the future values of the LIBOR and the curve of Vale’s Bonds (income approach).

The fair values and carrying amounts of non-current loans (net of interest) are shown in the table below:

	Consolidated				Parent Company
	Balance	Fair value (i)	Level 1	Level 2	Balance	Fair value (i)	Level 1	Level 2
Financial liabilities
December 31, 2013
Loans (long term)(ii)	67,926	70,289	37,397	32,892	35,560	36,377	7,889	28,488

December 31, 2014
Loans (long term)(ii)	75,356	78,302	42,077	36,225	40,782	46,886	9,953	36,933

(i) No classification according to the level 3.

(ii) Net interest of R$1,161 in consolidated and R$613 at parent company on December 31, 2014 and net interest of R$1,051 in consolidated and R$517 at parent company on December 31, 2013.

24.                               Derivative financial instruments

a)                                    Derivatives effects on Balance Sheet

	Consolidated
	Assets
	December 31, 2014		December 31, 2013
	Current	Non-current	Current	Non-current
Derivatives not designated as hedge
Foreign exchange and interest rate risk
CDI & TJLP vs. US$ fixed and floating rate swap	364	29	408	—
IPCA swap	18	—	—	—
Eurobonds Swap	—	109	30	236
Pre dollar swap	5	—	12	—
	387	138	450	236
Commodities price risk
Nickel	54	7	9	—
	54	7	9	—
Warrants
SLW options (note 29)	—	86		93

Derivatives designated as hedge (cash flow hedge)
Bunker Oil	—	—	12	—
	—	—	12	—
Total	441	231	471	329

	Consolidated
	Liabilites
	December 31, 2014		December 31, 2013
	Current	Non-current	Current	Non-current
Derivatives not designated as hedge
Foreign exchange and interest rate risk
CDI & TJLP vs. US$ fixed and floating rate swap	1,173	3,599	434	3,207
IPCA swap	—	167	—	—
Eurobonds Swap	24	238	2	—
Pre dollar swap	81	262	1	259
	1,278	4,266	437	3,466
Commodities price risk
Nickel	60	7	6	—
Bunker Oil	1,201	—	20	—
	1,261	7	26	—
Embedded derivatives
Gas Oman	—	—	1	3

Derivatives designated as hedge (cash flow hedge)
Bunker Oil	1,152	—	29	—
Foreign exchange	69	3	63	27
	1,221	3	92	27
Total	3,760	4,276	556	3,496

	Parent Company
	Assets
	December 31, 2014		December 31, 2013
	Current	Non-current	Current	Non-current
Derivatives not designated as hedge
Foreign exchange and interest rate risk
CDI & TJLP vs. US$ fixed and floating rate swap	354	29	366	—
IPCA swap	11	—	—	—
Pre dollar swap	5	—	12	—
Total	370	29	378	—

	Parent Company
	Liabilites
	December 31, 2014		December 31, 2013
	Current	Non-current	Current	Non-current
Derivatives not designated as hedge
Foreign exchange and interest rate risk
CDI & TJLP vs. US$ fixed and floating rate swap	867	3,535	434	2,929
IPCA swap	—	70	—	—
Pre dollar swap	81	261	1	259
Total	948	3,866	435	3,188

b)                                     Effects of derivatives in the Statement of Income

	Year ended as at December 31,
	Consolidated			Parent Company
	2014	2013	2012	2014	2013
Derivatives not designated as hedge
Foreign exchange and interest rate risk
CDI & TJLP vs. US$ fixed and floating rate swap	(1,160)	(1,961)	(655)	(1,119)	(1,878)
IPCA swap	(142)	—	—	(59)	—
Eurobonds Swap	(385)	209	100	—	—
Treasure future	—	—	15	—	—
Pre dollar swap	(73)	(120)	(17)	(72)	(120)
	(1,760)	(1,872)	(557)	(1,250)	(1,998)
Commodities price risk
Nickel	21	(4)	(3)	—	—
Copper	—	1	—	—	—
Bunker Oil	(1,372)	(129)	—	—	—
	(1,351)	(132)	(3)	—	—
Warrants
SLW Options (note 29)	(13)	(126)	—	—	—
	(13)	(126)	—	—	—
Embedded derivatives
Gas Oman	3	2	(5)	—	—
	3	2	(5)	—	—
Derivatives designated as hedge (cash flow hedge)
Bunker Oil	(203)	(92)	4	—	—
Nickel	—	27	336	—	—
Foreign exchange	(100)	(28)	(55)	—	12
	(303)	(93)	285	—	12
Total	(3,424)	(2,221)	(280)	(1,250)	(1,986)

c)                                      Effects of derivatives as Cash Flow hedge

	Year ended as at December 31,
	Inflows/ (Outflows)
	Consolidated			Parent Company
	2014	2013	2012	2014	2013
Derivatives not designated as hedge
Exchange risk and interest rates
CDI & TJLP vs. US$ fixed and floating rate swap	(51)	385	(628)	(96)	250
Eurobonds Swap	24	10	7	—	—
Treasury future	—	—	(6)	—	—
Pre dollar swap	16	(33)	(36)	15	(33)
	(11)	362	(663)	(81)	217
Commodities price risk
Nickel	29	9	1	—	—
Copper	—	(1)	—	—	—
Bunker Oil Hedge	(236)	141	(9)	—	—
	(207)	149	(8)	—	—
Derivatives designated as hedge (cash flow hedge)
Bunker Oil	(203)	92	(3)	—	—
Nickel	—	(26)	(337)	—	—
Foreign exchange	(100)	28	55	—	(12)
	(303)	94	(285)	—	(12)
Total	(521)	605	(956)	(81)	205

Gains (losses) unrealized derivatives	(2,903)	(1,616)	(1,236)	(1,169)	(1,781)

d)            Effects of derivatives designated as hedge

i.              Cash Flow Hedge

The effects of cash flow hedge impact the stockholders’ equity and are presented in the following tables:

	Year ended
	Parent Company					Consolidated
	Foreign exchange	Nickel	Bunker Oil	Total	noncontrolling stockholders	Total

Fair value measurements	(81)	—	(106)	(187)	—	(187)
Reclassification to results due to realization	27	(26)	92	93	—	93
Net change as of December 31, 2013	(54)	(26)	(14)	(94)	—	(94)

Fair value measurements	(73)	—	(1,270)	(1,343)	—	(1,343)
Reclassification to results due to realization	100	—	203	303	—	303
Net change as of December 31, 2014	27	—	(1,067)	(1,040)	—	(1,040)

Maturities dates
Currencies/ Interest Rates	July 2023
Gas Oman	April 2016
Nickel	December 2016
Copper	March 2015
Warrants	February 2023
Bunker Oil	December 2015

Additional information about derivatives financial instruments

Value at risk computation methodology

The value at risk of the positions was measured using a delta-Normal parametric approach, which considers that the future distribution of the risk factors - and its correlations - tends to present the same statistic properties verified in the historical data. The value at risk of Vale’s derivatives current positions was estimated considering one business day time horizon and a 95% confidence level.

Contracts subjected to margin calls

Vale has contracts subject to margin calls only for part of nickel trades executed by its wholly-owned subsidiary Vale Canada Ltd. There was not cash amount deposited for margin call on December 31, 2014.

Initial cost of contracts

The financial derivatives negotiated by Vale and its controlled companies described in this document didn’t have initial costs (initial cash flow) associated.

The following tables show as of December 31, 2014, the derivatives positions for Vale and controlled companies with the following information: notional amount, fair value (considering counterparty credit risk)(1), gains or losses in the period, value at risk and the fair value for the remaining years of the operations per each group of instruments.

(1)  The “Adjusted net/total for credit risk” considers the adjustments for credit (counterparty) risk calculated for the instruments, in accordance with International Financial Reporting Standard 13 (CPC 46).

Foreign exchange and interest rates derivative positions

Protection program for the Real denominated debt indexed to CDI

•              CDI vs. US$ fixed rate swap — In order to reduce the cash flow volatility, Vale entered into swap transactions to convert the cash flows from debt instruments denominated in BRL linked to CDI to US$. In those swaps, Vale pays fixed rates in US$ and receives payments linked to CDI.

•              CDI vs. US$ floating rate swap — In order to reduce the cash flow volatility, Vale entered into swap transactions to convert the cash flows from debt instruments denominated in BRL linked to CDI to US$. In those swaps, Vale pays floating rates in US$ (Libor — London Interbank Offered Rate) and receives payments linked to CDI.

	R$ Million
	Notional ($ million)						Fair value		Realized Gain/Loss	Value at Risk
	December 31,		December 31,				December 31,	December 31,	December 31,	December 31,	Fair value by year
Flow	2014		2013		Index	Average rate	2014	2013	2014	2014	2015	2016	2017	2018

CDI vs. fixed rate swap
Receivable	R$	4,511	R$	5,096	CDI	109.55%	4,736	5,601	1,659
Payable	US$	2,284	US$	2,603	US$ +	3.82%	(6,180)	(6,557)	(1,571)
Net							(1,444)	(956)	88	85	(376)	(799)	(125)	(144)
Adjusted Net for credit risk							(1,453)	(963)			(377)	(803)	(127)	(146)

CDI vs. floating rate swap
Receivable	R$	428	R$	428	CDI	103.50%	448	446	42
Payable	US$	250	US$	250	Libor +	0.99%	(668)	(596)	(8)
Net							(220)	(150)	34	8	(220)	—	—	—
Adjusted Net for credit risk							(220)	(150)			(220)	—	—	—

Type of contracts: OTC Contracts

Protected item: Debts linked to BRL

The protected items are the debt instruments linked to BRL once the objective of this protection is to transform the obligations linked to BRL into obligations linked to US$ so as to achieve a currency offset by matching Vale’s receivables (mainly linked to US$) with Vale’s payables.

Protection program for the real denominated debt indexed to TJLP

•              TJLP vs. US$ fixed rate swap — In order to reduce the cash flow volatility, Vale entered into swap transactions to convert the cash flows of the loans with Banco Nacional de Desenvolvimento Econômico e Social (BNDES) from TJLP(2) to US$. In those swaps, Vale pays fixed rates in US$ and receives payments linked to TJLP.

•              TJLP vs. US$ floating rate swap — In order to reduce the cash flow volatility, Vale entered into swap transactions to convert the cash flows of the loans with BNDES from TJLP to US$. In those swaps, Vale pays floating rates in US$ and receives payments linked to TJLP.

	R$ Million
	Notional ($ million)						Fair value		Realized Gain/Loss	Value at Risk
	December 31,		December 31,			Average	December 31,	December 31,	December 31,	December 31,	Fair value by year
Flow	2014		2013		Index	rate	2014	2013	2014	2014	2015	2016	2017	2018 - 2023

Swap TJLP vs. fixed rate swap
Receivable	R$	6,247	R$	6,456	TJLP +	1.33%	5,444	5,626	1,765
Payable	US$	3,051	US$	3,310	USD +	1.75%	(7,802)	(7,431)	(1,982)
Net							(2,358)	(1,805)	(217)	255	(213)	(370)	(562)	(1,213)
Adjusted Net for credit risk							(2,531)	(1,881)			(214)	(376)	(589)	(1,352)

Swap TJLP vs. floating rate swap
Receivable	R$	295	R$	615	TJLP +	0.95%	243	525	46
Payable	US$	173	US$	350	Libor +	-1.20%	(413)	(760)	(32)
Net							(170)	(235)	14	15	2	(6)	(13)	(153)
Adjusted Net for credit risk							(175)	(238)			2	(6)	(13)	(158)

Type of contracts: OTC Contracts

Protected item: Debts linked to BRL

(2)  Due to TJLP derivatives market liquidity constraints, some swap trades were done through CDI equivalency.

The protected items are the debt instruments linked to BRL once the objective of this protection is to transform the obligations linked to BRL into obligations linked to US$ so as to achieve a currency offset by matching Vale’s receivables (mainly linked to US$) with Vale’s payables.

Protection program for the Real denominated fixed rate debt

•              BRL fixed rate vs. US$ fixed rate swap: In order to reduce the cash flow volatility, Vale entered into a swap transactions to convert the cash flows from loans rate with Banco Nacional de Desenvolvimento Econômico e Social (BNDES) in BRL linked to fixed rate to US$ linked to fixed. In those swaps, Vale pays fixed rates in US$ and receives fixed rates in BRL.

	R$ Million
	Notional ($ million)						Fair value		Realized Gain/Loss	Value at Risk
	December 31,		December 31,				December 31,	December 31,	December 31,	December 31,	Fair value by year
Flow	2014		2013		Index	Average rate	2014	2013	2014	2014	2015	2016	2017	2018 - 2023

R$ fixed rate vs. US$ fixed rate swap
Receivable	R$	735	R$	824	Fix	4.47%	649	723	133
Payable	US$	395	US$	446	US$ -	-1.15%	(972)	(963)	(116)
Net							(323)	(240)	17	23	(74)	(182)	(12)	(55)
Adjusted Net for credit risk							(337)	(249)			(75)	(185)	(12)	(65)

Type of contracts: OTC Contracts

Protected item: Debts linked to BRL

The protected items are the debt instruments linked to BRL once the objective of this protection is to transform the obligations linked to BRL into obligations linked to US$ so as to achieve a currency offset by matching Vale’s receivables (mainly linked to US$) with Vale’s payables.

Protection program for the Real denominated debt indexed to IPCA

•              IPCA vs. US$ fixed rate swap — In order to reduce the cash flow volatility, Vale entered into swap transactions to convert the cash flows from debt instruments denominated in BRL linked to IPCA into US$ on the debenture contracts issued by Vale in 2014 with a notional amount of BRL 1 billion. In those swaps, Vale pays fixed rates in US$ and receives payments linked to IPCA.

	R$ Million
	Notional ($ million)					Fair value		Realized Gain/Loss	Value at Risk
	December 31,		December 31,			December 31,	December 31,	December 31,	December 31,	Fair value by year
Flow	2014		2013	Index	Average rate	2014	2013	2014	2014	2015	2016	2017	2018 - 2021

IPCA vs. US$ fixed rate swap
Receivable	R$	1,000	—	Fix	6.55%	1,113	—	—
Payable	US$	434	—	US$ +	3.98%	(1,259)	—	—
Net						(146)	—	—	22	18	19	16	(199)
Adjusted Net for credit risk						(150)	—			18	19	16	(203)

Type of contracts: OTC Contracts

Protected item: Debts linked to BRL

The protected items are the debt instruments linked to BRL once the objective of this protection is to transform the obligations linked to BRL into obligations linked to US$ so as to achieve a currency offset by matching Vale’s receivables (mainly linked to US$) with Vale’s payables.

Protection program for Euro denominated debt

•              EUR fixed rate vs. US$ fixed rate swap: In order to hedge the cash flow volatility, Vale entered into a swap transaction to convert the cash flows from debts in Euros linked to fixed rate to US$ linked to fixed rate. This trade was used to convert the cash flows of part of debts in Euros, each one with a notional amount of € 750 million, issued in 2010 and 2012 by Vale. Vale receives fixed rates in Euros and pays fixed rates in US$.

	R$ million
	Notional ($ million)						Fair value		Realized Gain/Loss	Value at Risk
	December 31,		December 31,				December 31,	December 31,	December 31,	December 31,	Fair value by year
Flow	2014		2013		Index	Average rate	2014	2013	2014	2014	2015	2016	2017 - 2023

Receivable	€1,000		€1,000		EUR	4.063%	3,800	3,585	1,731
Payable	US$	1,302	US$	1,288	US$	4.511%	(3,941)	(3,306)	(1,707)
Net							(141)	279	24	58	(24)	(236)	119
Adjusted Net for credit risk							(154)	264			(25)	(237)	108

Type of contracts: OTC Contracts

Protected item: Vale’s Debt linked to EUR

The P&L shown in the table above is offset by the hedged items’ P&L due to EUR/US$ exchange rate.

Foreign exchange hedging program for disbursements in Canadian dollars

•              Canadian Dollar Forward — In order to reduce the cash flow volatility, Vale entered into forward transactions to mitigate the foreign exchange exposure that arises from the currency mismatch between the revenues denominated in US$ and the disbursements denominated in Canadian Dollars.

	R$ million
	Notional ($ million)						Fair value		Realized Gain/Loss	Value at Risk
	December 31,		December 31,			Average rate	December 31,	December 31,	December 31,	December 31,	Fair value by year
Flow	2014		2013		Buy/ Sell	(CAD/USD)	2014	2013	2014	2014	2015	2016

Forward	CAD	230	CAD	786	B	1.023	(73)	(90)	—	4	(69)	(4)
Adjusted total for credit risk							(73)	(90)			(69)	(4)

Type of contracts: OTC Contracts

Hedged item: part of disbursements in Canadian Dollars

The P&L shown in the table above is offset by the hedged items’ P&L due to CAD/US$ exchange rate.

Commodity derivative positions

The Company’s cash flow is also exposed to several market risks associated to global commodities price volatilities. To offset these volatilities, Vale contracted the following derivatives transactions:

Nickel purchase protection program

In order to reduce the cash flow volatility and eliminate the mismatch between the pricing of the purchased nickel (concentrate, cathode, sinter and others) and the pricing of the final or original product sold to the clients, hedging transactions were implemented. The trades are usually implemented by the sale and/or buy of nickel forward or future contracts at LME or over-the-counter operations.

	R$ million
	Notional (ton)				Fair value		Realized Gain/Loss	Value at Risk
	December 31,	December 31,		Average Strike	December 31,	December 31,	December 31,	December 31,	Fair value by year
Flow	2014	2013	Buy/ Sell	(US$/ton)	2014	2013	2014	2014	2015

Nickel Futures	140	168	S	16,174	0.4	0.1	(0.1)	0.1	0.4
Adjusted total for credit risk					0.4	0.1			0.4

Type of contracts: LME contracts and OTC contracts

Protected item: part of Vale’s revenues linked to nickel price.

The P&L shown in the table above is offset by the protected items’ P&L due to nickel price.

Nickel fixed price program

In order to maintain the revenues exposure to nickel price fluctuations, the Company entered into derivatives to convert to floating prices all contracts with clients that required a fixed price. These trades aim to guarantee that the prices of these operations would be the same of the average prices negotiated in LME in the date the product is delivered to the client. It normally involves buying nickel forwards (over-the-counter) or futures (exchange negotiated). Those operations are usually reverted before the maturity in order to match the settlement dates of the commercial contracts in which the prices are fixed.

	R$ million
	Notional (ton)				Fair value		Realized Gain/Loss	Value at Risk
	December 31,	December 31,		Average Strike	December 31,	December 31,	December 31,	December 31,	Fair value by year
Flow	2014	2013	Buy/ Sell	(US$/ton)	2014	2013	2014	2014	2015	2016

Nickel Futures	11,264	6,317	B	17,110	(65)	(5)	14	11	(58)	(7)
Adjusted total for credit risk					(65)	(5)			(58)	(7)

Type of contracts: LME contracts and OTC contracts

Protected item: part of Vale’s revenues linked to fixed price sales of nickel.

The P&L shown in the table above is offset by the protected items’ P&L due to nickel price.

Copper scrap purchase protection program

This program was implemented in order to reduce the cash flow volatility due to the quotation period mismatch between the pricing period of copper scrap purchase and the pricing period of final products sale to the clients, as the copper scrap combined with other raw materials or inputs to produce copper for the final clients. This program usually is implemented by the sale of forwards or futures at LME or over-the-counter operations.

	R$ million
	Notional (lbs)				Fair value		Realized Gain/Loss	Value at Risk
	December 31,	December 31,		Average Strike	December 31,	December 31,	December 31,	December 31,	Fair value by year
Flow	2014	2013	Buy/ Sell	(US$/lbs)	2014	2013	2014	2014	2015

Forward	793,665	1,101,029	S	2.96	0.29	(0.34)	0.21	0.01	0.29
Adjusted total for credit risk					0.29	(0.34)			0.29

Type of contracts: OTC contracts

Protected item: of Vale’s revenues linked to copper price.

The P&L shown in the table above is offset by the protected items’ P&L due to copper price.

Bunker Oil purchase protection program

In order to reduce the impact of bunker oil price fluctuation on Vale’s maritime freight hiring/supply and consequently reducing the Company’s cash flow volatility, bunker oil derivatives were implemented. These transactions are usually executed through forward purchases and zero cost-collars.

	R$ million
	Notional (ton)				Fair value		Realized Gain/Loss	Value at Risk
	December 31,	December 31,		Average Strike	December 31,	December 31,	December 31,	December 31,	Fair value by year
Flow	2014	2013	Buy/ Sell	(US$/mt)	2014	2013	2014	2014	2015

Forward	2,205,000	—	B	483	(964)	—	(434)	20	(964)
Adjusted total for credit risk					(964)	—			(964)

Type of contracts: OTC Contracts

Protected item: part of Vale’s costs linked to bunker oil price

The P&L shown in the table above is offset by the protected items’ P&L due to bunker oil price.

Bunker Oil purchase hedging program

In order to reduce the impact of bunker oil price fluctuation on Vale’s maritime freight hiring/supply and consequently reducing the Company’s cash flow volatility, bunker oil derivatives were implemented. These transactions are usually executed through forward purchases and zero cost-collars.

	R$ Million
	Notional (ton)				Fair value		Realized Gain/Loss	Value at Risk
	December 31,	December 31,		Average Strike	December 31,	December 31,	December 31,	December 31,	Fair value by year
Flow	2014	2013	Buy/ Sell	(US$/mt)	2014	2013	2014	2014	2015

Forward	1,950,000	1,590,000	B	509	(986)	(8)	(346)	18	(986)
Adjusted total for credit risk					(987)	(8)			(987)

Type of contracts: OTC contracts

Protected item: part of Vale’s costs linked to bunker oil price

The P&L shown in the table above is offset by the protected items’ P&L due to bunker oil price.

Sale of part of future gold production (copper subproduct)

The company has definitive contracts with Silver Wheaton Corp. (SLW), a Canadian company with stocks negotiated in Toronto Stock Exchange and New York Stock Exchange, to sell 25% of gold payable flows produced as a sub product from Salobo copper mine during its life and 70% of gold payable flows produced as a sub product from some nickel mines in Sudbury during 20 years. For this transaction the payment was realized part in cash (US$ 1.9 billion) and part as 10 million of SLW warrants, where this last part configures an American call option.

	R$ Million
	Notional (quantity)				Fair value		Realized Gain/Loss	Value at Risk
	December 31,	December 31,		Average Strike	December 31,	December 31,	December 31,	December 31,	Fair value by year
Flow	2014	2013	Buy/ Sell	(US$/stock)	2014	2013	2014	2014	2023

Call Option	10,000,000	10,000,000	B	65	86	93	—	8	86
Adjusted total for credit risk					86	93			86

Embedded derivative positions

The Company’s cash flow is also exposed to several market risks associated to contracts that contain embedded derivatives or derivative-like features. From Vale’s perspective, it may include, but is not limited to, commercial contracts, procurement contracts, rental contracts, bonds, insurance policies and loans. The following embedded derivatives were observed in December 31, 2014:

Raw material and intermediate products purchase

Nickel concentrate and raw materials purchase agreements, in which there are provisions based on nickel and copper future prices behavior. These provisions are considered as embedded derivatives.

	R$ Million
	Notional (ton)				Fair value		Realized Gain/Loss	Value at Risk	Fair value by year
Flow	December 31, 2014	December 31, 2013	Buy/ Sell	Average Strike (US$/ton)	December 31, 2014	December 31, 2013	December 31, 2014	December 31, 2014	2015

Nickel Forwards	4,491	2,111	S	15,791	(1.5)	0.1	32.6		(1.5)
Copper Forwards	6,310	6,277		6,548	3.0	0.8	(4.9)		3.0
Total					1.5	0.9	27.7	6	1.5

Gas purchase for pelletizing company in Oman

Vale’s subsidiary Vale Oman Pelletizing Company LLC has a natural gas purchase agreement in which there´s a clause that defines that a premium can be charged if pellet prices trades above a pre-defined level. This clause is considered as an embedded derivative.

	R$ Million
	Notional (volume/month)				Fair value		Realized Gain/Loss	Value at Risk
	December 31,	December 31,		Average Strike	December 31,	December 31,	December 31,	December 31,	Fair value by year
Flow	2014	2013	Buy/ Sell	(US$/ton)	2014	2013	2014	2014	2015	2016

Call Options	746,667	746,667	S	179.36	(0.5)	(3.6)	—	0.2	(0.1)	(0.4)

Market curves

To build the curves used on the pricing of the derivatives, public data from BM&F, Central Bank of Brazil, London Metals Exchange (LME) and proprietary data from Thomson Reuters and Bloomberg were used.

1. Commodities

Nickel

Maturity	Price (US$/ton)	Maturity	Price (US$/ton)	Maturity	Price (US$/ton)
SPOT	14,935.00	JUN15	15,208.64	DEC15	15,244.38
JAN15	15,098.18	JUL15	15,222.48	DEC16	15,249.96
FEB15	15,123.94	AUG15	15,229.50	DEC17	15,301.15
MAR15	15,149.77	SEP15	15,232.29	DEC18	15,351.91
APR15	15,170.68	OCT15	15,236.96
MAY15	15,189.89	NOV15	15,242.50

Copper

Maturity	Price (US$/lb)	Maturity	Price (US$/lb)	Maturity	Price (US$/lb)
SPOT	2.83	JUN15	2.85	DEC15	2.83
JAN15	2.88	JUL15	2.84	DEC16	2.82
FEB15	2.87	AUG15	2.84	DEC17	2.81
MAR15	2.86	SEP15	2.84	DEC18	2.80
APR15	2.85	OCT15	2.84
MAY15	2.85	NOV15	2.84

Bunker Oil

Maturity	Price (US$/ton)	Maturity	Price (US$/ton)	Maturity	Price (US$/ton)
SPOT	375.91	JUN15	312.66	DEC15	330.69
JAN15	335.42	JUL15	315.27	DEC16	367.54
FEB15	301.60	AUG15	318.25	DEC17	383.28
MAR15	303.94	SEP15	321.32	DEC18	390.28
APR15	306.71	OCT15	324.39
MAY15	309.91	NOV15	327.46

2. Rates

US$-Brazil Interest Rate

Maturity	Rate (% p.a.)	Maturity	Rate (% p.a.)	Maturity	Rate (% p.a.)
02/02/15	5.37	04/03/17	3.03	10/01/19	3.49
03/02/15	3.62	07/03/17	3.09	01/02/20	3.62
04/01/15	3.05	10/02/17	3.14	04/01/20	3.61
07/01/15	2.59	01/02/18	3.17	07/01/20	3.67
10/01/15	2.57	04/02/18	3.22	01/04/21	3.85
01/04/16	2.69	07/02/18	3.27	07/01/21	3.99
04/01/16	2.72	10/01/18	3.31	01/03/22	4.02
07/01/16	2.83	01/02/19	3.37	01/02/23	4.31
10/03/16	2.93	04/01/19	3.39	01/02/24	4.63
01/02/17	2.98	07/01/19	3.45	01/02/25	5.03

US$ Interest Rate

Maturity	Rate (% p.a.)	Maturity	Rate (% p.a.)	Maturity	Rate (% p.a.)
1M	0.17	6M	0.38	11M	0.44
2M	0.21	7M	0.40	12M	0.44
3M	0.26	8M	0.41	2Y	0.89
4M	0.32	9M	0.42	3Y	1.32
5M	0.36	10M	0.43	4Y	1.64

TJLP

Maturity	Rate (% p.a.)	Maturity	Rate (% p.a.)	Maturity	Rate (% p.a.)
02/02/15	5.00	04/03/17	5.00	10/01/19	5.00
03/02/15	5.00	07/03/17	5.00	01/02/20	5.00
04/01/15	5.00	10/02/17	5.00	04/01/20	5.00
07/01/15	5.00	01/02/18	5.00	07/01/20	5.00
10/01/15	5.00	04/02/18	5.00	01/04/21	5.00
01/04/16	5.00	07/02/18	5.00	07/01/21	5.00
04/01/16	5.00	10/01/18	5.00	01/03/22	5.00
07/01/16	5.00	01/02/19	5.00	01/02/23	5.00
10/03/16	5.00	04/01/19	5.00	01/02/24	5.00
01/02/17	5.00	07/01/19	5.00	01/02/25	5.00

BRL Interest Rate

Maturity	Rate (% p.a.)	Maturity	Rate (% p.a.)	Maturity	Rate (% p.a.)
02/02/15	11.80	04/03/17	12.87	10/01/19	12.42
03/02/15	11.99	07/03/17	12.86	01/02/20	12.44
04/01/15	12.24	10/02/17	12.84	04/01/20	12.37
07/01/15	12.62	01/02/18	12.75	07/01/20	12.31
10/01/15	12.86	04/02/18	12.73	01/04/21	12.30
01/04/16	12.97	07/02/18	12.71	07/01/21	12.18
04/01/16	13.01	10/01/18	12.67	01/03/22	12.23
07/01/16	13.03	01/02/19	12.60	01/02/23	12.23
10/03/16	12.99	04/01/19	12.54	01/02/24	12.19
01/02/17	12.90	07/01/19	12.51	01/02/25	12.11

Implicit Inflation (IPCA)

Maturity	Rate (% p.a.)	Maturity	Rate (% p.a.)	Maturity	Rate (% p.a.)
02/02/15	6.61	04/03/17	6.48	10/01/19	5.91
03/02/15	6.79	07/03/17	6.41	01/02/20	5.93
04/01/15	7.03	10/02/17	6.36	04/01/20	5.86
07/01/15	7.39	01/02/18	6.25	07/01/20	5.81
10/01/15	7.61	04/02/18	6.21	01/04/21	5.80
01/04/16	7.72	07/02/18	6.19	07/01/21	5.69
04/01/16	7.34	10/01/18	6.14	01/03/22	5.74
07/01/16	7.06	01/02/19	6.08	01/02/23	5.73
10/03/16	6.82	04/01/19	6.02	01/02/24	5.70
01/02/17	6.59	07/01/19	5.99	01/02/25	5.62

EUR Interest Rate

Maturity	Rate (% p.a.)	Maturity	Rate (% p.a.)	Maturity	Rate (% p.a.)
1M	0.01	6M	0.13	11M	0.16
2M	0.03	7M	0.14	12M	0.16
3M	0.06	8M	0.14	2Y	0.18
4M	0.09	9M	0.15	3Y	0.22
5M	0.11	10M	0.15	4Y	0.29

CAD Interest Rate

Maturity	Rate (% p.a.)	Maturity	Rate (% p.a.)	Maturity	Rate (% p.a.)
1M	1.30	6M	1.38	11M	1.34
2M	1.30	7M	1.37	12M	1.34
3M	1.30	8M	1.36	2Y	1.45
4M	1.34	9M	1.35	3Y	1.59
5M	1.36	10M	1.34	4Y	1.73

Currencies - Ending rates

CAD/US$	0.8627	US$/BRL	2.6562	EUR/US$	1.2100

Sensitivity analysis(3)

The table below comprises the sensitivity analysis for all derivatives outstanding positions as of December 31, 2014 given predefined scenarios for market risk factors behavior. The scenarios were defined as follows:

•    Fair Value: the fair value of the financial instruments position as at December 31, 2014;

•    Scenario I: Potential change in fair value considering a 25% deterioration of market curves for main underlying market risk factors;

•    Scenario II: Potential change in fair value considering a 25% evolution of market curves for main underlying market risk factors;

•    Scenario III: Potential change in fair value considering a 50% deterioration of market curves for main underlying market risk factors;

•    Scenario IV: Potential change in fair value considering a 50% evolution of market curves for main underlying market risk factors;

Sensitivity analysis — Summary of the US$/BRL fluctuation — debt, cash investments and derivatives

Sensitivity analysis - Summary of the US$/BRL fluctuation	Amounts in R$ million

Program	Instrument	Risk	Scenario I	Scenario II	Scenario III	Scenario IV
Funding	Debt denominated in BRL	BRL fluctuation	—	—	—	—
Funding	Non hedged debt denominated in US$	BRL fluctuation	15,765	(15,765)	31,530	(31,530)
Cash Investments	Cash denominated in BRL	BRL fluctuation	—	—	—	—
Cash Investments	Cash denominated in US$	BRL fluctuation	5	(5)	9	(9)
Derivatives	Consolidated derivatives portfolio	BRL fluctuation	(4,324)	4,324	(8,647)	8,647
Net result			11,445	(11,445)	22,892	(22,892)

Sensitivity analysis — Consolidated derivatives portfolio

Sensitivity analysis - Foreign Exchange and Interest Rate Derivative Positions

Program	Instrument	Main Risks	Fair Value	Scenario I	Scenario II	Scenario III	Scenario IV
Protection program for the Real denominated debt indexed to CDI	CDI vs. US$ fixed rate swap	BRL fluctuation	(1,453)	(1,545)	1,545	(3,090)	3,090
		USD interest rate inside Brazil variation		(71)	69	(145)	136
		Brazilian interest rate fluctuation		(20)	19	(42)	37
		USD Libor variation		(1)	1	(2)	2
	CDI vs. US$ floating rate swap	BRL fluctuation		(167)	167	(334)	334
		Brazilian interest rate fluctuation	(220)	(0.03)	0.03	(0.06)	0.05
		USD Libor variation		(0.02)	0.02	(0.04)	0.04
	Protected Items - Real denominated debt	BRL fluctuation	n.a.	—	—	—	—
Protection program for the Real denominated debt indexed to TJLP	TJLP vs. US$ fixed rate swap	BRL fluctuation	(2,531)	(1,951)	1,951	(3,901)	3,901
		USD interest rate inside Brazil variation		(154)	145	(317)	283
		Brazilian interest rate fluctuation		394	(347)	843	(655)
		TJLP interest rate fluctuation		(174)	171	(350)	335
		BRL fluctuation		(103)	103	(206)	206
	TJLP vs. US$ floating rate swap	USD interest rate inside Brazil variation		(12)	11	(26)	22
		Brazilian interest rate fluctuation	(175)	24	(20)	51	(38)
		TJLP interest rate fluctuation		(11)	10	(21)	20
		USD Libor variation		7	(7)	14	(14)
	Protected Items - Real denominated debt	BRL fluctuation	n.a.	—	—	—	—
Protection program for the Real denominated fixed rate debt	BRL fixed rate vs. US$ fixed rate swap	BRL fluctuation		(243)	243	(486)	486
		USD interest rate inside Brazil variation	(337)	(12)	11	(24)	22
		Brazilian interest rate fluctuation		30	(27)	64	(52)
	Protected Items - Real denominated debt	BRL fluctuation	n.a.	—	—	—	—
Protection program for the Real denominated debt indexed to IPCA	IPCA vs. US$ fixed rate swap	BRL fluctuation		(315)	315	(630)	630
		USD interest rate inside Brazil variation		(29)	27	(61)	51
		Brazilian interest rate fluctuation	(150)	143	(122)	313	(225)
		IPCA index fluctuation		(65)	69	(127)	141
		USD Libor variation		(9)	9	(19)	17
	Protected Items - Real denominated debt	BRL fluctuation	n.a.	—	—	—	—
Protection Program for the Euro denominated debt		EUR fluctuation		(950)	950	(1,900)	1,900
	EUR fixed rate vs. US$ fixed rate swap	EUR Libor variation	(154)	23	(23)	47	(45)
		USD Libor variation		(71)	66	(149)	128
	Protected Items - Euro denominated debt	EUR fluctuation	n.a.	950	(950)	1,900	(1,900)
Foreign Exchange hedging program for disbursements in Canadian dollars (CAD)		CAD fluctuation		(149)	149	(298)	298
	CAD Forward	CAD Libor variation	(73)	1	(1)	2	(2)
		USD Libor variation		(0.3)	0.3	(0.6)	0.6
	Protected Items - Disbursement in Canadian dollars	CAD fluctuation	n.a.	149	(149)	298	(298)

(3)  The deterioration scenario of “BRL fluctuation” on the tables of this section means the depreciation of BRL against the USD. The same is applicable for the other currencies fluctuations as risk factors. Specifically on “Sensitivity analysis - cash investments in other currencies” table, we have the depreciation of each currency as a risk factor against another currencies in general, not only USD.

Sensitivity analysis - Commodity Derivative Positions	Amounts in R$ million

Program	Instrument	Main Risks	Fair Value	Scenario I	Scenario II	Scenario III	Scenario IV
Nickel purchase protection program	Pruchase / sale of nickel future/forward contracts	Nickel price fluctuation	0.4	1	(1)	3	(3)
		CAD fluctuation		0.1	(0.1)	0.2	(0.2)
	Protected Item: Part of Vale’s revenues linked to Nickel price	Nickel price fluctuation	n.a.	(1)	1	(3)	3

Nickel fixed price program	Purchase of nickel future/forward contracts	Nickel price fluctuation		(113)	113	(226)	226
		CAD fluctuation	(65)	(16)	16	(32)	32
	Protected Item: Part of Vale’s nickel revenues from sales with fixed prices	Nickel price fluctuation	n.a.	113	(113)	226	(226)

Copper Scrap Purchase Protection Program	Sale of copper future/forward contracts	Copper price fluctuation	0.3	1	(1)	3	(3)
		CAD fluctuation		0.1	(0.1)	0.2	(0.2)
	Protected Item: Part of Vale’s revenues linked to Copper price	Copper price fluctuation	n.a.	(1)	1	(3)	3

Bunker Oil Protection Program	Bunker Oil forward	Bunker Oil price fluctuation	(964)	(465)	465	(930)	930
	Protected Item: part of Vale’s costs linked to Bunker Oil price	Bunker Oil price fluctuation	n.a.	465	(465)	930	(930)

Bunker Oil Hedge Program	Bunker Oil forward	Bunker Oil price fluctuation	(987)	(412)	412	(823)	823
	Protected Item: part of Vale’s costs linked to Bunker Oil price	Bunker Oil price fluctuation	n.a.	412	(412)	823	(823)

Sell of part of future gold production (subproduct) from Vale		SLW stock price fluctuation		(39)	49	(68)	105
	10 million of SLW warrants	Libor USD fluctuation	86	(4)	4	(8)	7
	Sell of part of future gold production (subproduct) from Vale	SLW stock price fluctuation	n.a.	39	(49)	68	(105)

Sensitivity analysis - Embedded Derivative Positions	Amounts in R$ million

Program	Instrument	Main Risks	Fair Value	Scenario I	Scenario II	Scenario III	Scenario IV
Embedded derivatives - Raw material purchase (Nickel)	Embedded derivatives - Raw material purchase	Nickel price fluctuation	(1.5)	47	(47)	95	(95)
		CAD fluctuation		(0.4)	0.4	(0.8)	0.8

Embedded derivatives - Raw material purchase (Copper)	Embedded derivatives - Raw material purchase	Copper price fluctuation	3	27	(27)	53	(53)
		CAD fluctuation		0.7	(0.7)	1.5	(1.5)

Embedded derivatives - Gas purchase for Pelletizing Company in Oman	Embedded derivatives - Gas purchase	Pellet price fluctuation	(0.5)	0.1	(0.5)	0.1	(2.0)

Sensitivity analysis - cash investments

The cash investments are subjected to foreign exchange risk when the investment currency is other than the functional currency of the investor company.

Sensitivity analysis - Cash Investments (Other currencies)	Amounts in R$ million

Program	Instrument	Risk	Scenario I	Scenario II	Scenario III	Scenario IV
Cash Investments	Cash denominated in EUR	EUR	(23)	23	(46)	46
Cash Investments	Cash denominated in CAD	CAD	(0.05)	0.05	(0.10)	0.10
Cash Investments	Cash denominated in GBP	GBP	(10)	10	(19)	19
Cash Investments	Cash denominated in AUD	AUD	(2)	2	(3)	3
Cash Investments	Cash denominated in Other Currencies*	Others	(111)	111	(223)	223

(*) Includes investments in other currencies and investments in USD as the functional currency of the investor is not USD or BRL.

Financial counterparties ratings

Derivative transactions and cash investments are held with financial institutions whose exposure limits are periodically reviewed and approved by the delegated authority. The financial institutions credit risk tracking is performed making use of a methodology which considers, among other information, published ratings provided by international rating agencies. The table below presents the ratings in foreign currency published by Moody’s and S&P agencies for the financial institutions that the Company has outstanding trades as of December 31, 2014.

Counterparties Long Term Ratings	Moody’s	S&P
ANZ Australia and New Zealand Banking	Aa2	AA-
Banco Bradesco	Baa2	BBB-
Banco de Credito del Peru	Baa1	BBB+
Banco do Brasil	Baa2	BBB-
Banco do Nordeste	Baa3	BBB-
Banco Safra	Baa2	BBB-
Banco Santander	Baa2	BBB-
Banco Votorantim	Baa2	BB+
Bank of America	Baa2	A-
Bank of Nova Scotia	Aa2	A+
Banpara	Ba3	BB
Barclays	A3	A-
BBVA	Baa2	BBB
BNP Paribas	A1	A+
BTG Pactual	Baa3	BB+*
Caixa Economica Federal	Baa2	BBB-
Citigroup	Baa2	A-
Credit Agricole	A2	A
Deutsche Bank	A3	A
Goldman Sachs	Baa1	A-
HSBC	Aa3	A+
Intesa Sanpaolo Spa	Baa2	BBB-
Itau Unibanco	Baa2	BBB-
JP Morgan Chase & Co	A3	A
Morgan Stanley	Baa2	A-
National Australia Bank NAB	Aa2	AA-
Royal Bank of Canada	Aa3	AA-
Societe Generale	A2	A
Standard Bank Group	Baa3	—
Standard Chartered	A2	A

25.                               Stockholders’ equity

a)                                    Capital

Stockholders’ equity is represented by common shares (“ON”) and preferred non-redeemable shares (“PNA”) without par value. Preferred shares have the same rights as common shares, with the exception of voting for election of members of the Board of Directors. The Board of Directors may, regardless of changes to bylaws, issue new shares (authorized capital), including the capitalization of profits and reserves to the extent authorized.

In May 2014 the Stockholders approved at the Extraordinary General Shareholders Meeting, the proposed increase in capital without issuance of shares, in the total amount of R$2,300, by the capitalization of profit reserves.

On December 31, 2014, the capital was US$77,300 corresponding to 5,244,316,120 shares without par value.

	December 31, 2014
	ON	PNA	Total
Stockholders
Valepar S.A.	1,716,435,045	20,340,000	1,736,775,045
Brazilian Government (Golden Share)	—	12	12
Foreign investors - ADRs	759,360,284	602,848,377	1,362,208,661
FMP - FGTS	81,586,650	—	81,586,650
PIBB - BNDES	1,351,264	2,184,794	3,536,058
BNDESPar	206,378,882	66,185,272	272,564,154
Foreign institutional investors in local market	273,535,660	605,136,074	878,671,734
Institutional investors	107,043,617	245,750,298	352,793,915
Retail investors in Brazil	39,961,598	425,277,099	465,238,697
Treasury stock	31,535,402	59,405,792	90,941,194
Total	3,217,188,402	2,027,127,718	5,244,316,120

b)                                     Profit reserves

The amount of profit reserves are distributed as follow:

	Investments reserve	Legal reserve	Tax incentive reserve	Total of profit reserves
Balance as of December 31, 2012	67,945	8,077	2,428	78,450
Realization of reserves	(9,220)	—	—	(9,220)
Allocation of income	—	7	25	32
Balance as of December 31, 2013	58,725	8,084	2,453	69,262
Capitalization of reserves	(28)	—	(2,272)	(2,300)
Cancellation of treasury stock	(5,092)	—	—	(5,092)
Realization of reserves	(8,994)	—	—	(8,994)
Allocation of income	—	47	162	209
Balance as of December 31, 2014	44,611	8,131	343	53,085

Investment reserve - aims to ensure the maintenance and development of activities that comprise the Company’s operations in an amount not exceeding 50% of distributable annual net income, limited to the total capital.

Legal reserve - is a requirement for all Brazilian Public Companies and represents the appropriation of 5% of annual net income based on Brazilian law, up to 20% of the capital.

Tax incentive reserve - reserve resulting from the option to designate a portion of the income tax for investments in projects approved by the Brazilian Government as well as tax incentives (note 20)

c)                                      Treasury stocks

In May 2014, the Stockholders approved, at the Extraordinary General Shareholders Meeting, the proposed cancellation of 39,536,080 common shares and 81,451,900 preferred shares class “A” issued by Vale and held in treasury, arising from the buy-back program approved in June 2011.

On December 31, 2014, there were 90,941,194 treasury stocks, in the total amount of R$2,746, as follows:

	Shares
	Preferred	Common	Total
Balance on December 31, 2013 and 2012	140,857,692	71,071,482	211,929,174
Cancellation	(81,451,900)	(39,536,080)	(120,987,980)
Balance on December 31, 2014	59,405,792	31,535,402	90,941,194

d)                                     Unrealized fair value gain (losses)

	Retirement benefit obligations	Cash flow hedge	Available-for-sale financial instruments	Conversion shares	Total gain (losses)
Balance as of December 31, 2012	(2,755)	(6)	(2)	(1,413)	(4,176)
Other comprehensive income	1,362	(94)	(2)	—	1,266
Translation adjustment	(212)	(8)	—	315	95
Balance as of December 31, 2013	(1,605)	(108)	(4)	(1,098)	(2,815)
Other comprehensive income	(453)	(1,044)	—	—	(1,497)
Translation adjustment	(187)	(52)	—	(2)	(241)
Balance as of December 31, 2014	(2,245)	(1,204)	(4)	(1,100)	(4,553)

e)                                      Basic and diluted earnings per share

Basic and diluted earnings per share were calculated as follows:

	Year ended as at December 31,
	2014	2013	2012
Net income from continuing operations attributable to the Company’s stockholders	954	119	10,025

Basic and diluted earnings per share:
Income available to preferred stockholders	364	45	3,796
Income available to common stockholders	590	74	6,229
Total	954	119	10,025

Weighted average number of shares outstanding (thousands of shares) - preferred shares	1,967,722	1,967,722	1,933,491
Weighted average number of shares outstanding (thousands of shares) - common shares	3,185,653	3,185,653	3,172,179
Total	5,153,375	5,153,375	5,105,670

Basic and diluted earnings per share from continuing operations
Preferred share	0.19	0.02	1.96
Common share	0.19	0.02	1.96

	Year ended as at December 31,
	2013	2012
Loss from discontinuing operations attributable to the Company’s stockholders	(4)	(133)

Basic and diluted earnings per share:
Loss available to preferred stockholders	(2)	(50)
Loss available to common stockholders	(2)	(83)
Total	(4)	(133)

Weighted average number of shares outstanding (thousands of shares) - preferred shares	1,967,722	1,933,491
Weighted average number of shares outstanding (thousands of shares) - common shares	3,185,653	3,172,179
Total	5,153,375	5,105,670

Basic and diluted earnings per share from discontinuing operations
Preferred share	—	(0.02)
Common share	—	(0.02)

	Year ended as at December 31,
	2014	2013	2012
Net income attributable to the Company’s stockholders	954	115	9,892

Basic and diluted earnings per share:
Income available to preferred stockholders	364	43	3,746
Income available to common stockholders	590	72	6,146
Total	954	115	9,892

Weighted average number of shares outstanding (thousands of shares) - preferred shares	1,967,722	1,967,722	1,933,491
Weighted average number of shares outstanding (thousands of shares) - common shares	3,185,653	3,185,653	3,172,179
Total	5,153,375	5,153,375	5,105,670

Basic and diluted earnings per share
Preferred share	0.19	0.02	1.94
Common share	0.19	0.02	1.94

f)                                       Remuneration of stockholders

Vale’s by-laws determine the minimum remuneration to stockholders of 25% of net income, after adjustments from Brazil’s legal requirements. The minimum remuneration includes the rights of stockholders Class “A” of preferred shares which provides priority to receive of 3% of the equity or 6% on the portion of capital formed by these classes of shares, whichever higher.

The proposal distribution of net income and stockholders’ remuneration were calculated as follows:

2014
Net income	954
Legal reserve	(47)
Tax incentive reserve	(162)
Adjusted net income	745
Realization of reserves	8,994
9,739
Remuneration:
Mandatory minimum (includes the rights of the preferred shares)	1,793
Additional remuneration	7,946
9,739
Remuneration nature:
Interest on capital	7,987
Dividends	1,752
9,739

Total remuneration per share	1.889780996

The amounts paid to stockholders, by nature of remuneration, are as follows:

	Remuneration attributed to Stockholders
	Dividends	Interest on capital	Total	Amount per outstanding preferred or common share
Amounts paid on 2012
First installment - April	—	5,481	5,481	1.075276545
Second installment - October	3,405	2,710	6,115	1.186523412
	3,405	8,191	11,596
Amounts paid on 2013
First installment - April	792	3,661	4,453	0.864045420
Second installment - October	621	4,245	4,866	0.944337462
	1,413	7,906	9,319
Amounts paid on 2014
First installment - April	—	4,632	4,632	0.898904129
Second installment - October	1,752	3,355	5,107	0.990876867
	1,752	7,987	9,739

26.                               Information by Business Segment and by Geographic Area

The information presented to the Executive Board on the performance of each segment is derived from the accounting records, adjusted for reallocations between segments.

a)                                     Property, plant and equipment, intangible and investment by geographic area

	December 31, 2014				December 31, 2013
	Investments	Intangible	Property, plant & equipment	Total	Investments	Intangible	Property, plant & equipment	Total
Brazil	9,059	11,633	108,826	129,518	6,618	11,327	106,602	124,547
Canada	11	6,248	46,424	52,683	7	4,545	43,027	47,579
America, except Brazil and Canada	489	—	1,730	1,730	424	—	1,042	1,466
Europa, except New Caledonia	—	—	1,674	2,163	—	—	2,165	2,165
Asia	903	—	18,707	19,610	812	—	11,988	12,749
Australia	—	233	2,061	2,294	—	224	2,127	2,351
New Caledonia	—	—	10,996	10,996	—	—	8,935	8,935
Mozambique	—	—	14,280	14,280	—	—	8,437	8,437
Oman	—	—	2,808	2,808	—	—	2,575	2,575
Rest of world	516	—	1	517	536		4,410	4,997
Total	10,978	18,114	207,507	236,599	8,397	16,096	191,308	215,801

b)                                     Results by segment and revenues by geographic area

	Consolidated
	December 31, 2014
	Bulk Materials
	Ferrous minerals	Coal	Base metals	Fertilizers	Others	Total
Results
Net operating revenue	60,395	1,740	18,137	5,656	2,347	88,275
Cost and expenses	(35,239)	(3,410)	(12,208)	(5,002)	(2,584)	(58,443)
Impairment of non-current assets	(2,794)	(786)	3,667	(2,800)	—	(2,713)
Loss on measurement or sales of non-current assets	—	—	(441)	—	—	(441)
Depreciation, depletion and amortization	(4,550)	(289)	(4,226)	(980)	(63)	(10,108)
Operating income	17,812	(2,745)	4,929	(3,126)	(300)	16,570

Financial results, net	(14,611)	443	(425)	(125)	(35)	(14,753)
Results on sale or disposal of investments from associates and joint ventures	—	—	—	—	(68)	(68)
Equity results from associates and joint venture	1,413	76	(80)	—	(268)	1,141
Income taxes	(3,355)	243	(333)	1,059	(214)	(2,600)
Impairment on investments	—	—	—	—	(71)	(71)
Net income (loss) of the year	1,259	(1,983)	4,091	(2,192)	(956)	219
Income (loss) attributable to noncontrolling interests	150	(117)	(702)	14	(80)	(735)
Income (loss) attributable to the company’s stockholders	1,109	(1,866)	4,793	(2,206)	(876)	954

Sales classified by geographic area:
America, except United States and Brazil	1,529	7	3,230	89	45	4,900
United States of America	55	—	2,590	—	565	3,210
Europe	9,115	275	6,105	207	30	15,732
Middle East/Africa/Oceania	3,794	259	350	7	—	4,410
Japan	6,031	453	2,030	—	16	8,530
China	28,077	178	1,507	—	—	29,762
Asia, except Japan and China	5,170	550	1,934	130	1	7,785
Brazil	6,624	18	391	5,223	1,690	13,946
Net revenue	60,395	1,740	18,137	5,656	2,347	88,275

	Consolidated
	December 31, 2013
	Bulk Materials					Total of	Discontinued operations
	Ferrous minerals	Coal	Base metals	Fertilizers	Others	continued operations	(General Cargo)	Total
Results
Net operating revenue	75,668	2,188	15,746	6,038	1,850	101,490	2,762	104,252
Cost and expenses	(30,329)	(3,228)	(12,256)	(6,190)	(2,296)	(54,299)	(2,511)	(56,810)
Impairment of assets	(427)	—	—	(4,963)	—	(5,390)	—	(5,390)
Loss on measurement or sale of non-currents assets	—	—	(508)	—	—	(508)	(484)	(992)
Depreciation, depletion and amortization	(3,787)	(373)	(3,792)	(928)	(73)	(8,953)	(339)	(9,292)
Operating income	41,125	(1,413)	(810)	(6,043)	(519)	32,340	(572)	31,768

Financial results, net	(18,917)	96	(177)	(195)	751	(18,442)	(6)	(18,448)
Results on sale or disposal of investments from joint ventures and associates	—	—	—	65	33	98	—	98
Equity results from associates and joint venture	1,322	91	(53)	—	(361)	999	—	999
Income taxes	(16,025)	616	144	115	(99)	(15,249)	574	(14,675)
Net income (loss)	7,505	(610)	(896)	(6,058)	(195)	(254)	(4)	(258)
Income (loss) attributable to noncontrolling interests	(83)	(82)	(115)	30	(123)	(373)	—	(373)
Income (loss) attributable to the company’s stockholders	7,588	(528)	(781)	(6,088)	(72)	119	(4)	115

Sales classified by geographic area:
America, except United States and Brazil	1,575	1	2,247	132	21	3,976	—	3,976
United States of America	68	—	2,297	—	458	2,823	—	2,823
Europe	12,780	177	5,734	255	—	18,946	—	18,946
Middle East/Africa/Oceania	4,002	297	204	36	—	4,539	—	4,539
Japan	6,859	649	1,340	—	—	8,848	—	8,848
China	39,074	351	1,839	—	—	41,264	—	41,264
Asia, except Japan and China	5,074	673	1,914	137	1	7,799	—	7,799
Brazil	6,236	40	171	5,478	1,370	13,295	2,762	16,057
Net operating revenue	75,668	2,188	15,746	6,038	1,850	101,490	2,762	104,252

	Consolidated
	December 31, 2012
	Bulk Materials					Total of	Discontinue operations
	Ferrous Minerals	Coal	Base metals	Fertilizers	Others	continued operations	(General Cargo)	Total
Results
Net operating revenue	67,260	2,109	13,933	7,008	959	91,269	2,242	93,511
Cost and expenses	(32,464)	(3,013)	(12,718)	(5,760)	(2,009)	(55,964)	(2,078)	(58,042)
Impairments of non-current assets	—	(2,139)	(5,769)	—	(303)	(8,211)	—	(8,211)
Loss on measurement or sale of non-currents assets	(46)	(722)	—	(268)	—	(1,036)	—	(1,036)
Depreciation, depletion and amortization	(3,434)	(387)	(3,316)	(911)	(81)	(8,129)	(268)	(8,397)
Operating income	31,316	(4,152)	(7,870)	69	(1,434)	17,929	(104)	17,825

Financial results, net	(8,704)	122	413	(95)	25	(8,239)	(1)	(8,240)
Equity results from associates and joint venture	1,607	113	(10)	—	(469)	1,241	—	1,241
Income taxes	(1,502)	983	85	2,481	548	2,595	(28)	2,567
Impairment on investments	—	—	(2,026)	—	(1,976)	(4,002)	—	(4,002)
Net income (loss) of the year	22,717	(2,934)	(9,408)	2,455	(3,306)	9,524	(133)	9,391
Income (loss) attributable to noncontrolling interests	(112)	(20)	(399)	109	(79)	(501)	—	(501)
Income (loss) attributable to the company’s stockholders	22,829	(2,914)	(9,009)	2,346	(3,227)	10,025	(133)	9,892

Sales classified by geographic area:
America, except United States and Brazil	1,392	69	1,939	120	29	3,549	—	3,549
United States of America	202	—	2,209	101	81	2,593	—	2,593
Europe	11,126	411	4,316	285	43	16,181	—	16,181
Middle East/Africa/Oceania	2,871	175	180	14	—	3,240	—	3,240
Japan	7,569	611	1,416	—	13	9,609	—	9,609
China	33,091	237	1,759	—	—	35,087	—	35,087
Asia, except Japan and China	5,210	553	1,965	182	4	7,914	—	7,914
Brazil	5,799	53	149	6,306	789	13,096	2,242	15,338
Net revenue	67,260	2,109	13,933	7,008	959	91,269	2,242	93,511

	Consolidated
	Year ended as at December 31, 2014
	Net revenues	Cost	Expenses	Research and Development	Pre operating and stopped operation	Margin before depreciation (iv)	Depreciation, depletion and amortization	Loss on measurement or sale of non-current assets	Impairment on assets	Operating income	Property, plant and equipment and intangible	Additions to property, plant and equipment and intangible (iii)	Investments
Bulk materials
Ferrous minerals
Iron ore	45,341	(22,515)	(3,037)	(758)	(376)	18,655	(3,588)	—	(2,794)	12,273	93,747	16,597	1,450
Pellets	12,397	(6,397)	(42)	(2)	(88)	5,868	(648)	—	—	5,220	4,293	509	1,575
Ferroalloys and manganese	933	(618)	(27)	(1)	(54)	233	(75)	—	—	158	696	133	—
Others Ferrous products and services	1,724	(1,310)	7	(21)	—	400	(239)	—	—	161	810	93	—
	60,395	(30,840)	(3,099)	(782)	(518)	25,156	(4,550)	—	(2,794)	17,812	99,546	17,332	3,025

Coal	1,740	(2,514)	(764)	(43)	(89)	(1,670)	(289)	—	(786)	(2,745)	11,765	4,850	943

Base Metals
Nickel and other products (i)	14,703	(8,756)	249	(330)	(1,209)	4,657	(3,812)	(441)	3,667	4,071	78,664	1,828	56
Copper (ii)	3,434	(2,079)	(35)	(10)	(38)	1,272	(414)	—	—	858	9,733	1,333	515
	18,137	(10,835)	214	(340)	(1,247)	5,929	(4,226)	(441)	3,667	4,929	88,397	3,161	571
Fertilizers
Potash	363	(312)	(40)	(45)	(51)	(85)	(60)	—	—	(145)	414	—	—
Phosphates	4,259	(3,534)	(163)	(109)	(133)	320	(807)	—	(2,800)	(3,287)	14,632	92	—
Nitrogen	820	(560)	(23)	(16)	(16)	205	(113)	—	—	92	—	—	—
Others fertilizers products	214	—	—	—	—	214	—	—	—	214	—	—	—
	5,656	(4,406)	(226)	(170)	(200)	654	(980)	—	(2,800)	(3,126)	15,046	92	—

Others	2,347	(1,408)	(759)	(403)	(14)	(237)	(63)	—	—	(300)	10,867	911	6,439
Total	88,275	(50,003)	(4,634)	(1,738)	(2,068)	29,832	(10,108)	(441)	(2,713)	16,570	225,621	26,346	10,978

(i)    Includes nickel co-products and by-products (copper, precious metal, cobalt and others).

(ii)   Includes copper concentrate and does not include the cooper by-product of nickel.

(iii)  Includes only addictions realized with cash and cash equivalents.

(iv)  The Company adds R$1,302 of dividends received from joint ventures and associates to margin before depreciation, totaling R$31,134 for performance management.

	Consolidated
	Year ended as at December 31, 2013
	Net revenues	Cost	Expenses	Research and Development	Pre operating and stopped operation	Margin before depreciation (iv)	Depreciation, depletion and amortization	Loss on measurement or sale of non-current assets	Impairment on assets	Operating income	Property, plant and equipment and intangible	Additions to property, plant and equipment and intangible (iii)	Investments
Bulk materials
Ferrous minerals
Iron ore	60,653	(19,736)	(2,714)	(690)	(524)	36,989	(3,023)	—	—	33,966	84,578	15,325	1,522
Pellets	12,972	(4,994)	(249)	(24)	(280)	7,425	(399)	—	(427)	6,599	3,984	567	2,007
Ferroalloys and manganese	1,140	(677)	(69)	(1)	(31)	362	(64)	—	—	298	640	78	—
Others Ferrous products and services	903	(351)	11	—	—	563	(301)	—	—	262	1,260	63	—
	75,668	(25,758)	(3,021)	(715)	(835)	45,339	(3,787)	—	(427)	41,125	90,462	16,033	3,529

Coal	2,188	(2,485)	(536)	(102)	(105)	(1,040)	(373)	—	—	(1,413)	10,089	3,086	659

Base Metals
Nickel and other products (i)	12,566	(7,906)	(263)	(373)	(1,633)	2,391	(3,416)	—	—	(1,025)	69,666	4,848	52
Copper (ii)	3,180	(2,182)	(266)	(95)	(22)	615	(376)	(508)	—	(269)	8,697	1,318	535
Others base metals products	—	—	484	—	—	484	—	—	—	484	—	—	—
	15,746	(10,088)	(45)	(468)	(1,655)	3,490	(3,792)	(508)	—	(810)	78,363	6,166	587
Fertilizers
Potash	434	(274)	(80)	(38)	(868)	(826)	(94)	—	(4,963)	(5,883)	413	851	—
Phosphates	4,443	(3,621)	(309)	(67)	(56)	390	(676)	—	—	(286)	17,198	997	—
Nitrogen	990	(804)	(46)	(12)	(11)	117	(158)	—	—	(41)	—	—	—
Others fertilizers products	171	—	—	(4)	—	167	—	—	—	167	—	—	—
	6,038	(4,699)	(435)	(121)	(935)	(152)	(928)	—	(4,963)	(6,043)	17,611	1,848	—

Others	1,850	(1,450)	(508)	(338)	—	(446)	(73)	—	—	(519)	8,473	1,416	3,622
Total of continued operations	101,490	(44,480)	(4,545)	(1,744)	(3,530)	47,191	(8,953)	(508)	(5,390)	32,340	204,998	28,549	8,397
Discontinued operations (General Cargo)	2,762	(2,324)	(157)	(30)	—	251	(339)	(484)	—	(572)	2,406	1,643	—
Total	104,252	(46,804)	(4,702)	(1,774)	(3,530)	47,442	(9,292)	(992)	(5,390)	31,768	207,404	30,192	8,397

(i)    Includes nickel co-products and by-products (copper, precious metal, cobalt and others).

(ii)   Includes copper concentrate and does not include the cooper by-product of nickel.

(iii)  Includes only addictions realized with cash and cash equivalents.

(iv)  The Company adds R$1,836 of dividends received from joint ventures and associates to margin before depreciation of continued operations, totaling R$49,027 for performance management.

	Consolidated
	Year ended as at December 31, 2012
	Net revenues	Cost	Expenses	Research and Development	Pre operating and stopped operation	Margin before depreciation (iv)	Depreciation, depletion and amortization	Loss on measurement or sale of non-current assets	Impairment on assets	Operating income	Property, plant and equipment and intangible	Additions to property, plant and equipment and intangible (iii)	Investments
Bulk materials
Ferrous minerals
Iron ore	52,491	(19,296)	(4,685)	(1,219)	(388)	26,903	(2,686)	—	—	24,217	76,606	16,027	1,385
Pellets	12,778	(5,232)	—	—	(246)	7,300	(438)	—	—	6,862	4,125	777	2,262
Ferroalloys and manganese	1,055	(675)	—	—	—	380	(83)	(46)	—	251	618	359	—
Others Ferrous products and services	936	(614)	(109)	—	—	213	(227)	—	—	(14)	1,231	191	—
	67,260	(25,817)	(4,794)	(1,219)	(634)	34,796	(3,434)	(46)	—	31,316	82,580	17,354	3,647

Coal	2,109	(2,033)	(696)	(229)	(55)	(904)	(387)	(722)	(2,139)	(4,152)	7,389	2,194	575

Base Metals
Nickel and other products (i)	11,656	(7,485)	(849)	(587)	(1,562)	1,173	(3,052)	—	(5,769)	(7,648)	62,273	5,662	63
Copper (ii)	2,277	(1,680)	(164)	(187)	(204)	42	(264)	—	—	(222)	9,270	1,661	516
	13,933	(9,165)	(1,013)	(774)	(1,766)	1,215	(3,316)	—	(5,769)	(7,870)	71,543	7,323	579
Fertilizers
Potash	569	(311)	(22)	(145)	—	91	(45)	—	—	46	4,514	2,703	—
Phosphates	4,926	(3,517)	(293)	(72)	(184)	860	(654)	—	—	206	16,776	594	—
Nitrogen	1,366	(1,123)	(93)	—	—	150	(212)	(268)	—	(330)	—	81	—
Others fertilizers products	147	—	—	—	—	147	—	—	—	147	676	24	—
	7,008	(4,951)	(408)	(217)	(184)	1,248	(911)	(268)	—	69	21,966	3,402	—

Others	959	(721)	(840)	(448)	—	(1,050)	(81)	—	(303)	(1,434)	3,956	797	8,243
Total of continued operations	91,269	(42,687)	(7,751)	(2,887)	(2,639)	35,305	(8,129)	(1,036)	(8,211)	17,929	187,434	31,070	13,044
Discontinued operations (General Cargo)	2,242	(1,830)	(223)	(25)	—	164	(268)	—	—	(104)	4,843	923	—
Total	93,511	(44,517)	(7,974)	(2,912)	(2,639)	35,469	(8,397)	(1,036)	(8,211)	17,825	192,277	31,993	13,044

(i)    Includes nickel co-products and by-products (copper, precious metal, cobalt and others).

(ii)   Includes copper concentrate and does not include the cooper by-product of nickel.

(iii)  Includes only addictions realized with cash and cash equivalents.

(iv)  The Company adds R$932 of dividends received from joint ventures and associates to margin before depreciation of continued operations, totaling R$36,237 for performance management.

27.                               Cost of goods sold and services rendered, and selling and administrative expenses and other operational expenses (income), net, by nature

a)             Costs of goods sold and services rendered

	Year ended as at December 31,
	Consolidated			Parent Company
	2014	2013	2012	2014	2013
Personnel	7,273	7,060	6,679	3,228	3,145
Material and Service	12,775	13,236	13,366	5,951	5,832
Fuel oil and gas	3,842	3,889	3,806	2,481	2,369
Maintenance	5,652	4,098	3,977	4,579	2,762
Energy	1,416	1,430	1,684	674	762
Acquisition of products	3,800	3,056	2,718	1,071	882
Depreciation and depletion	9,086	8,031	7,154	3,291	2,487
Freight	8,514	6,979	5,660	—	—
Others	6,729	4,732	4,788	4,818	4,278
Total	59,087	52,511	49,832	26,093	22,517

b)                                     Selling and administrative expenses

	Year ended as at December 31,
	Consolidated			Parent Company
	2014	2013	2012	2014	2013
Personnel	1,030	1,062	1,531	597	692
Services (consulting, infrastructure and others)	465	722	940	292	535
Advertising and publicity	97	97	201	85	65
Depreciation and amortization	522	413	458	330	285
Travel expenses	56	40	123	31	19
Taxes and rents	66	54	52	18	20
Sales	192	179	535	(15)	4
Others	175	237	409	103	58
Total	2,603	2,804	4,249	1,441	1,678

c)              Others operational expenses (incomes), net

	Year ended as at December 31,
	Consolidated			Parent Company
	2014	2013	2012	2014	2013
Provision for litigation	417	(225)	1,492	506	(299)
Provision for loss with VAT credits (ICMS)	274	267	471	534	252
VAT - settlement program	—	389	—	—	389
Provision for profit sharing	299	471	830	227	396
Vale do Rio Doce Foundation (“FVRD”)	33	57	73	34	57
Provision for disposal of materials/inventories	476	348	253	37	111
Results on sale or disposal of property, plant and equipment and intangible	216	213	84	197	322
Tax incentives not used	64	116	—	59	56
Gold stream transaction	—	(492)	—	—	—
Other	781	1,013	778	402	(272)
Total	2,560	2,157	3,981	1,996	1,012

28.                               Financial result

The financial results, by nature, are as follows:

	Year ended as at December 31,
	Consolidated			Parent Company
	2014	2013	2012	2014	2013
Financial expenses
Interest	(2,693)	(2,879)	(2,435)	(2,711)	(2,967)
Labor, tax and civil lawsuits	(218)	(242)	(150)	(206)	(160)
Derivatives	(4,885)	(3,031)	(1,272)	(2,496)	(2,280)
Indexation and exchange rate variation (a)	(11,716)	(10,056)	(4,840)	(9,711)	(9,556)
Participative stockholders’ debentures	(665)	(800)	(907)	(665)	(800)
Expenses of REFIS	(1,603)	(6,039)	—	(1,570)	(5,912)
Others	(1,640)	(1,190)	(1,240)	(1,136)	(504)
	(23,420)	(24,237)	(10,844)	(18,495)	(22,179)
Financial income
Short-term investments	449	224	244	322	170
Derivatives	1,461	810	992	1,246	294
Indexation and exchange rate variation (b)	6,271	3,572	859	5,599	3,238
Others	486	1,189	510	212	279
	8,667	5,795	2,605	7,379	3,981
Financial results, net	(14,753)	(18,442)	(8,239)	(11,116)	(18,198)

Summary of indexation and exchange rate variation
Cash and cash equivalents	—	—	58	—	—
Loans and financing	(8,131)	(7,314)	(3,291)	(2,517)	(2,707)
Related parties	1	23	23	(2,743)	(3,516)
Others	2,685	807	(771)	1,148	(95)
Net (a) + (b)	(5,445)	(6,484)	(3,981)	(4,112)	(6,318)

29.                               Gold stream transaction

In February 2013, the Company entered into a gold stream transaction with Silver Wheaton Corp. (“SLW”) to sell 25% of the gold extracted during the life of the mine as a by-product of Salobo copper mine (“Salobo transaction”) and 70% of the gold extracted during the next 20 years as a by-product of the Sudbury nickel mines (“Sudbury transaction”).

In March 2013, the Company up-front cash proceeds of US$1.9 billion (R$3.8 billion), plus ten million warrants of SLW with exercise price of US$65 exercisable in the next ten years, which fair value was determined to be US$100 (R$199). The amount of US$1,330 (R$2.64 billion) was received for the Salobo transaction and US$570 (R$1,133) plus the ten million warrants of SLW were received for the Sudbury transaction.

As the gold is delivered to SLW, Vale will receive a payment equal to the lesser of:  (i) US$400 per ounce of refined gold delivered, subject to an annual increase of 1% per year commencing on January 1, 2016 and each January 1 thereafter; and (ii) the reference market price on the date of delivery.

This transaction was bifurcated into two identifiable components: (i) the sale of the mineral rights for US$337 and, (ii) the services for gold extraction on the portion in which Vale operates as an agent for SLW gold extraction.

The result of the sale of the mineral rights, of US$244 (R$492) was recognized in the Statement of Income under Other operating expenses, net, while the portion related to the provision of future services for gold extraction, was estimated at US$1,393 (R$2,812) and is recorded as deferred revenue (liability) and will be recognized in the statement of income as the service is rendered and the gold extracted. During 2014 and 2013, the Company recognized R$151 and R$71, respectively, in Statement of Income related to rendered services.

The deferred revenue will be recognized in the future based on the units of gold extracted compared to the total reserve of proven and probable gold reserves negotiated with SLW. Defining the gain on sale of mineral interest and the deferred revenue portion of the transaction requires the use of critical accounting estimates as follow:

• Discount rates used to measure the present value of future inflows and outflows;

• Allocation of costs between the core products (copper and nickel) and gold based on relative prices;

• Expected margin for the independent elements (sale of mineral rights and service for gold extraction) based on Vale’s best estimative.

Changes in the assumptions above could significantly change the initial gain recognition.

30.                               Commitments

a)                                     Base Metals operations

i.                                                                 Nickel Operations — New Caledonia

In regards to the construction and installation of the nickel plant in New Caledonia, the Company has provided guarantees in respect of the financing arrangements. Pursuant to the Girardin Act tax, an advantaged lease financing arrangement sponsored by the French government, the Company provided guarantees to BNP Paribas as agent for the benefit of the tax investors regarding certain payments due from Vale Nouvelle-Calédonie S.A.S. (“VNC”), associated with Girardin Act lease financing.  Consistent with the commitments, the assets were substantially complete as at December 31, 2012. The Company also committed that assets associated the Girardin Act lease financing would operate for a five year period from then on and meet specified production criteria which remain consistent with our current plans. The Company believes the likelihood of the guarantee being called upon is remote.

In October 2012, the Company entered into an agreement with Sumic, a shareholder in VNC, to amend the shareholders agreement to reflect Sumic’s agreement to the dilution of their interest in VNC from 21% to 14.5%. Sumic originally held a put option to sell to Vale the shares they own in VNC if the defined cost of the initial nickel project exceeded US$4.6 billion and an agreement could not be reached on how to proceed with the project. On May 27, 2010, the threshold was reached and the put option discussion and decision period was extended. As a result of the October 2012 agreement, the trigger on the put option changed from a cost threshold to a production threshold which was to have been met by December 2014. VNC did not achieve the production test by December 2014. In February 2015, the Company concluded a further amendment to the shareholder’s agreement with Sumic which modified the production test and extended it to December 2015. If VNC achieves the production test by December 2015, the put option automatically terminates and Sumic remains a shareholder in VNC. If VNC fails to achieve the production test by December 2015 then the put option is automatically triggered and Sumic sells their equity interest to Vale.

ii.                                                             Nickel Operations — Indonesia

In October 2014, Vale subsidiary PT Vale Indonesia Tbk (“PTVI”), a public company in Indonesia, renegotiated its license to operate (known as the Contract of Work (“CoW”)) with the Government of Indonesia. The renegotiation included the following main points: (i) Royalty - the royalty rate will be 2% of sales of nickel matte and will increase to 3% based on a defined nickel price threshold; (ii) Divestment - the Company agrees to further divest 15% of its interest within five years with its partner Sumitomo Mining Metal Co., Ltd. also divesting 5% of their interest; (iii) Continuity of Business Operations - as long as the Company complies with its obligations under the COW it can apply to continue the right to operate up to the year 2045; and (iv) Size of CoW Area - PTVI will reduce its the size of its CoW area by 72 kha which will not impact the implementation of its growth strategy; (v) Domestic Processing — PTVI is in compliance with its obligation to conduct domestic processing and refining; and (vi) Priority Use of Domestic Manpower, Goods and Services — PTVI is in compliance with its obligation to prioritize use of domestic manpower, goods and services. The renegotiated agreement had a net impact on the results, as loss on measurement or sales of non-current assets, of R$441 (US$167) due to the reduction in the size of the COW area.

iii.                                                         Nickel Operations — Canada

The Development Agreement, as amended, between Vale Canada, Vale Newfoundland & Labrador Limited (“VNLL”) and the Province of Newfoundland and Labrador (the “Province”) governs VNLL’s rights and obligations with respect to the development and operation of the Voisey’s Bay mine along with certain other obligations with respect to processing in the Province and the export of nickel and copper concentrate.

On December 19, 2014, the Sixth Amendment to the Development Agreement was executed (the “Sixth Amendment”).  The Sixth Amendment, amongst other things, (i) increases the amount of nickel-in-concentrate that VNLL can export from the Province by an additional 94,000 tonnes over and above the exiting limit of 539,000 tonnes, (ii) extends the time by which VNLL can export nickel-in-concentrate to December 31, 2020, and (iii) permits VNLL to export a mid-grade nickel in concentrate product (“middlings”), at VNLL’s option, to meet its’ ramp-up schedule for the Long Harbour Processing Plant (the “LHPP”). In return, VNLL has agreed, amongst other things, to (i) return to the Province an equivalent amount of nickel units for processing that it has exported, (ii) replace the middlings with an equivalent amount of nickel units within twelve months of the middlings having been exported, (iii) make certain payments to the Government in relation to the additional nickel-in-concentrate that VNLL exports, (iv) proceed diligently with constructing the LHPP, and (v) make a community investment in the Province.

In addition to the commitments contained in the Sixth Amendment, other key commitments in the Development Agreement, as amended, remain binding.  As such, under the Development Agreement, as amended, VNLL has a potential obligation secured by letters of credit and other security, which may become due and payable in the event that certain commitments in relation to the construction of the underground mine are delayed or not met.

In the course of the operations the Company has provided other letters of credit and guarantees in the amount of R$2.6 billion (US$1 billion) that are associated with items such as environment reclamation, asset retirement obligation commitments, insurance, electricity commitments, post-retirement benefits, community service commitments and import and export duties.

b)                                     VBG — Guinea

On April 30, 2014, Rio Tinto plc (“Rio Tinto”) filed a lawsuit against Vale, BSGR, and other defendants in the United States District Court for the Southern District of New York, alleging violations of the U.S. Racketeer Influenced and Corrupt Organizations Act (RICO) in relation to Rio Tinto’s loss of certain Simandou mining rights, the Government of Guinea’s assignment of those rights to BSGR, and Vale’s subsequent investment in VBG.  Discovery, a pre-trial evidentiary procedure in which the parties are required to disclose information and produce documents to each other and can depose potential witnesses or take other steps to obtain relevant information, has begun and under the current schedule will be completed in March 2016.  Vale intends to vigorously defend the action, which it believes to be without factual or legal merit.

c)                                      Participative stockholders’ debentures

At the time of its privatization in 1997, Vale issued debentures to then-existing stockholders, including the Brazilian Government. The debentures’ terms were set to ensure that pre-privatization stockholders would participate in potential future benefits that might be obtained from exploiting mineral resources.

A total of 388,559,056 debentures were issued with a par value of R$0.01 (one cent of Brazilian Real), whose value will be inflation-indexed the General Market Price Index (“IGP-M”), as set out in the Issue Deed. On December 31, 2014 and December 31, 2013 the value of the debentures at fair value totaled R$4,584 and R$4,159, respectively. The Company made available for withdrawal in March and October of 2014 the amount of R$124 and R$161 as annual compensation.

d)                                     Operating lease - pelletizing operations

Vale has operating lease agreements with its joint ventures Companhia Coreano-Brasileira de Pelotização, Companhia Hispano-Brasileira de Pelotização, Companhia Ítalo-Brasileira de Pelotização and Companhia Nipo-Brasileira de Pelotização (together “pelletizing companies”), in which Vale leases their pelletizing plants. These renewable operating lease agreements have last between 3 and 10 years.

The table below shows the minimum future annual payments and required non-cancelable operating lease for the pelletizing companies as at December 31:

2015	169
2016	136
2017	111
2018	101
Total minimum payments required	517

The total amount of operational leasing expenses related to pelletizing operations for the nine-month period ended on December 31, 2014, 2013 and 2012 were US$822, US$358 and US$402, respectively.

e)                                      Concession agreements

i.                                         Rail companies

The Company entered into not onerous concession agreements with the Brazilian Federal Government through the Ministry of Transport, for the exploration and development of the public rail transportation of cargo. The accounting records of grants presented in note 13.

Railroad	End of the concession period
Vitória a Minas e Carajás	June 2027

The grant can be terminated with the completion of one of the following events: the termination of the contract term, expropriation, forfeiture, cancellation, annulment or dissolution and bankruptcy of the concessionaire.

ii.                                     Port

The Company has the following specialized port terminals:

Terminals	Location	End of the concession period
Port of Tubarão and bulk liquids	Vitória - ES	2020
Port of Vila Velha	Vila Velha - ES	2023
Ponta da Madeira Terminal - Píer I e III	S. Luiz - MA	2018
Ponta da Madeira Terminal - Píer II	S. Luiz - MA	(i) 2028
Port of Ore Exportation- Itaguaí Terminal	Itaguaí - RJ	2021
Guaíba Island Terminal - TIG - Mangaratiba	Mangaratiba - RJ	2018

(i) Concession contract ended in 2010 was extended for 36 months and renewed in March 2013 for another 15 years.

The contractual basis and deadlines for completion of concessions railways and port terminals are unchanged in the year.

f)                                       Guarantee issued to affiliates

The Company provided corporate guarantees, within the limits of its interest, a credit line acquired by its associate Norte Energia S.A. from BNDES, Caixa Econômica Federal and Banco BTG Pactual. On December 31, 2014 the amount guaranteed by Vale was R$1,385. After the conclusion of the transaction of the energy generations assets (note 6), the guarantee will be shared with CEMIG GT.

On December 31, 2014, the total amount guaranteed by the Company to Companhia Siderúrgica do Pecém S.A. (“CSP”) bridge loan equals to R$1,195, within its participation threshold on CSP.

31.                               Related parties

Transactions with related parties are made by the Company at arm´s-length, observing the price and usual market conditions and therefore do not generate any undue benefit to their counterparties or loss to the Company.

In the normal course of operations, Vale contracts rights and obligations with related parties (subsidiaries, associates, joint ventures and Stockholders), derived from operations of sale and purchase of products and services, leasing of assets, sale of raw material and railway transportation services.

The balances of these related party transactions and their effects on the financial statements may be identified as follows:

	Assets
	Consolidated				Parent Company
	December 31, 2014		December 31, 2013		December 31, 2014		December 31, 2013
	Accounts receivable	Related parties	Accounts receivable	Related parties	Accounts receivable	Related parties	Accounts receivable	Related parties
Baovale Mineração S.A.	10	24	10	—	10	24	10	—
Biopalma da Amazônia	—	—	—	—	—	992	—	834
Mineração Brasileiras reunidas S.A.	—	—	—	—	—	352	—	204
Mineração Corumbaense Reunidas S.A.	—	—	—	—	37	226	32	132
Mitsui & Co., Ltd.	25	—	110	—	—	—	—	—
MRS Logística S.A.	9	64	15	15	9	28	15	13
Ferrovia Norte Sul	24	—	—	—		—		—
Samarco Mineração S.A.	63	822	67	380	63	822	67	380
Teal Minerals Incorporated	—	573	—	409	—	—	—	—
Vale International S.A.	—	—	—	—	30,019	276	13,477	272
Vale Canada Limited	108	—	—	—	—	—	—	—
VLI Multimodal S.A.	67	—	—	—	67	—	—	—
VLI S.A.	25	—	—	—	25	—	—	—
VLI Operações Portuárias S.A.	69	—	—	—	69	—	—	—
Others	170	147	71	60	267	409	540	713
Total	570	1,630	273	864	30,566	3,129	14,141	2,548

Current	570	1,537	273	611	30,566	2,227	14,141	1,684
Non-current	—	93	—	253	—	902	—	864
Total	570	1,630	273	864	30,566	3,129	14,141	2,548

	Liabilities
	Consolidated				Parent Company
	December 31, 2014		December 31, 2013		December 31, 2014		December 31, 2013
	Suppliers	Related parties	Suppliers	Related parties	Suppliers	Related parties	Suppliers	Related parties
Baovale Mineração S.A.	10	—	35	—	10	—	35	—
Companhia Coreano-Brasileira de Pelotização	3	227	7	138	3	—	7	138
Companhia Hispano-Brasileira de Pelotização	85	—	34	—	85	—	34	—
Companhia Ítalo-Brasileira de Pelotização	2	125	7	39	2	—	7	39
Companhia Nipo-Brasileira de Pelotização	5	389	—	299	5	—	—	299
Companhia Portuária Baía de Sepetiba	—	—	—	—	148	—	178	—
Ferrovia Centro-Atlântica S.A.	—	261	—	—	—	261	—	—
Mineração Brasileiras reunidas S.A.	—	—	—	—	—	—	248	—
Mitsui & Co., Ltd.	25	—	—	—	28	—	—	—
MRS Logística S.A.	67	—	51	—	67	—	51	—
Vale International S.A.	—	—	—	—	314	48,532	—	37,728
Others	89	99	22	14	93	434	205	262
Total	286	1,101	156	490	755	49,227	765	38,466

Current	286	813	156	479	755	5,622	765	6,453
Non-current	—	288	—	11	—	43,605	—	32,013
Total	286	1,101	156	490	755	49,227	765	38,466

	Income
	Year ended as at December 31,
	Consolidated			Parent Company
	2014	2013	2012	2014	2013
Companhia Hispano-Brasileira de Pelotização	—	—	472	—	—
Mitsui & Co., Ltd.	260	261	199	—	—
Samarco Mineração S.A.	491	936	725	491	936
Ferrovia Centro Atlântica S.A	140	—	—	140	—
California Steel Industries, Inc.	420	458	—	—	—
Vale International S.A.	—	—	—	48,050	56,797
VLI Multimodal S.A.	474	—	—	474	—
VLI S.A.	351	—	—	351	—
Others	246	181	108	232	1,326
Total	2,382	1,836	1,504	49,738	59,059

	Cost/Expenses
	Year ended as at December 31,
	Consolidated			Parent Company
	2014	2013	2012	2014	2013
Baovale Mineração S.A.	47	49	42	47	49
Companhia Coreano-Brasileira de Pelotização	230	134	193	230	134
Companhia Hispano-Brasileira de Pelotização	108	53	504	108	53
Companhia Ítalo-Brasileira de Pelotização	115	58	63	115	58
Companhia Nipo-Brasileira de Pelotização	369	112	157	369	112
Companhia Siderúrgica do Atlântico	495	489	—	—	—
Companhia Portuária Baía de Sepetiba	—	—	—	625	455
Ferrovia Centro Atlântica S.A.	—	—	—	144	123
Minerações Brasileiras Reunidas S.A.	—	—	—	724	719
Mitsui & Co., Ltd.	93	8	54	—	8
MRS Logistica S.A.	1,407	1,324	1,368	1,407	1,306
Vale Energia S.A.	—	—	—	137	151
Others	209	48	89	52	45
Total	3,073	2,275	2,470	3,958	3,213

	Financial (expenses) income
	Year ended as at December 31,
	Consolidated			Parent Company
	2014	2013	2012	2014	2013
Biopalma da Amazônia S.A.	—	—	—	158	142
Companhia Hispano-Brasileira de Pelotização	—	—	27	—	—
Socie dade Contractual Minera Tres Valles	—	—	—	—	44
Vale Austrália Pty Ltd.	—	21	—	—	—
Vale International S.A.	—	—	—	(4,288)	(4,802)
VLI S.A.	18	—	—	—	—
Others	46	28	(15)	136	(7)
Total	64	49	12	(3,994)	(4,623)

	Balance Sheet			Statement of income
	Year ended as at December 31,
	2014	2013	2014	2013	2012
Cash and cash equivalents
Brasdesco	89	58	8	7	1
	89	58	8	7	1

Loans and financing payable
BNDES	11,981	10,065	475	388	86
BNDESPar	1,564	1,681	95	100	29
	13,545	11,746	570	488	115

Remuneration of key management personnel:

	Year ended as at December 31,
	2014	2013	2012
Short-term benefits:	70	56	68
Wages or pro-labor	25	23	21
Direct and indirect benefits	17	14	21
Bonus	28	19	26

Long-term benefits:	2	2	21
Based on stock	2	2	21

Termination of position	—	1	16
	72	59	105

Board of Directors, Fiscal Council, Advisory Committees and Executive Officers

Board of Directors	Governance and Sustainability Committee
Gilmar Dalilo Cezar Wanderley
Dan Antonio Marinho Conrado	Luiz Maurício Leuzinger
Chairman	Ricardo Simonsen
Tatiana Boavista Barros Heil
Mário da Silveira Teixeira Júnior
Vice-President	Fiscal Council

Hiroyuki Kato	Marcelo Amaral Moraes
João Batista Cavaglieri	Chairman
José Mauro Mettrau Carneiro da Cunha
Luciano Galvão Coutinho	Aníbal Moreira dos Santos
Marcel Juviniano Barros	Arnaldo José Vollet
Oscar Augusto de Camargo Filho	Dyogo Henrique de Oliveira
Paulo Rogério Caffarelli
Robson Rocha	Alternate
Sérgio Alexandre Figueiredo Clemente	Oswaldo Mário Pêgo de Amorim Azevedo
Paulo Fontoura Valle
Alternate	Valeriano Durval Guimarães Gomes

Laura Bedeschi Rego de Mattos
Eduardo de Oliveira Rodrigues Filho	Executive Officers
Eduardo Fernando Jardim Pinto
Francisco Ferreira Alexandre	Murilo Pinto de Oliveira Ferreira
Hayton Jurema da Rocha	Chief Executive Officer
Isao Funaki
Luiz Carlos de Freitas	Vânia Lucia Chaves Somavilla
Luiz Maurício Leuzinger	Executive Officer (Human Resources, Health & Safety, Sustainability and Energy)
Marco Geovanne Tobias da Silva
Sandro Kohler Marcondes	Luciano Siani Pires
Chief Financial Officer and Investors Relations
Advisory Committees of the Board of Directors
Roger Allan Downey
Controlling Committee	Executive Officer (Fertilizers and Coal)
Eduardo Cesar Pasa
Luiz Carlos de Freitas	Gerd Peter Poppinga
Paulo Roberto Ferreira de Medeiros	Executive Officer (Ferrous)

Executive Development Committee	Galib Abrahão Chaim
Laura Bedeschi Rego de Mattos	Executive Officer (Capital Projects Implementation)
Luiz Maurício Leuzinger
Marcel Juviniano Barros	Humberto Ramos de Freitas
Oscar Augusto de Camargo Filho	Executive Officer (Logistics and Mineral Research)

Strategic Committee	Vacant
Murilo Pinto de Oliveira Ferreira	Executive Officer (Base Metals)
Dan Antonio Marinho Conrado
Luciano Galvão Coutinho	Marcelo Botelho Rodrigues
Mário da Silveira Teixeira Júnior	Global Controller Director
Oscar Augusto de Camargo Filho
Marcus Vinicius Dias Severini
Finance Committee	Chief Officer of Accounting and Control Department
Luciano Siani Pires	CRC-RJ - 093982/O-3
Eduardo de Oliveira Rodrigues Filho
Gilmar Dalilo Cezar Wanderley	Murilo Muller
Luiz Maurício Leuzinger	Chief Accountant
CRC-PR - 046788/O-5 “S” RJ

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Vale S.A.
(Registrant)

	By:	/s/ Rogerio T. Nogueira
Date: February 26, 2015		Rogerio T. Nogueira
Director of Investor Relations